Exhibit (a)-(1)

PRELIMINARY PROXY STATEMENT OF THE COMPANY

Shareholders of LakeShore Biopharma Co., Ltd:

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), to be held on                                    at                          a.m. (Beijing Time). The meeting will be held at                               or at such other time on such other date and at such other place to which the meeting may be adjourned. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

On November 4, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The purpose of the extraordinary general meeting is for you and the other registered shareholders of the Company to consider and vote, amongst other things, upon a proposal to authorize and approve the Merger Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”). Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

Each of Parent and Merger Sub was formed solely for purposes of the Merger and the investment and financing transactions related to the Merger. At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by Oceanpine Capital Inc. (the “Sponsor”), Oceanpine Investment Fund II LP (“Oceanpine Investment”), Crystal Peak Investment Inc. (“Crystal Peak”), Adjuvant Global Health Technology Fund, L.P. (“Adjuvant Fund”), Adjuvant Global Health Technology Fund DE, L.P. (“Adjuvant Fund DE”, together with Adjuvant Fund, collectively, “Adjuvant Capital”), Superstring Capital Master Fund LP (“Superstring Capital”), MSA GROWTH FUND II, L.P. (“MSA Growth”), and Epiphron Capital (Hong Kong) Limited (“Epiphron Capital”) (collectively, the “Rollover Shareholders”). Throughout this proxy statement, Parent, Merger Sub and the Rollover Shareholders are collectively referred to as the “Buyer Group.” Parent, Merger Sub, the Sponsor, Oceanpine Investment, Dave Liguang Chenn, Crystal Peak, Crystal Peak Holdings Inc. (“Crystal Holdings”), and Huaqin Xue are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.” Adjuvant Capital, Superstring Capital, MSA Growth and Epiphron Capital are collectively referred to herein as the “Other Rollover Shareholders,” and each, the “Other Rollover Shareholder.” As of the date of the accompanying proxy statement, the Rollover Shareholders collectively beneficially own 21,988,169 ordinary shares, par value US$0.0002 per share, of the Company (each, a “Share”), which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares. If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by Parent, and the Shares and the warrants to purchase Shares (each, a “Company Warrant”, and collectively, the “Company Warrants”) will no longer be listed for quotation on OTC Pink tier of the OTC Markets (the “OTC Pink”).

If the Merger is consummated, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) and the Dissenting Shares (as defined below), will be cancelled in exchange for the right to receive US$0.90 in cash per Share, without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”).

Notwithstanding the foregoing, if the Merger is completed, the following Shares will not be cancelled in exchange for the right to receive the cash consideration described above, but will be cancelled and cease to exist at the Effective Time:

(a)	(i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Rollover Shareholders as of November 4, 2025, and any other Shares that may be acquired by any Rollover Shareholder between November 4, 2025 and the Effective Time (collectively, the “Rollover Shares”), (ii) Shares held by Parent, Merger Sub and any of their respective affiliates, (iii) Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iv) Shares held by holders who prior to the closing of the Merger agree with Parent not to receive any merger consideration with respect to such Shares, in each case, issued and outstanding immediately prior to the Effective Time (collectively, the “Excluded Shares”), will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and

(b)	Shares that are issued and outstanding immediately prior to the Effective Time and that are held by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) will be cancelled and cease to exist at the Effective Time and the holders of such Dissenting Shares will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

From and after the Effective Time, each Company Warrant will, by virtue of the Merger, be treated in the manner as set forth in the warrant agreement, dated June 8, 2021, by and between Summit Healthcare Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by the warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

At or prior to the Effective Time, the Company will terminate the 2020 Share Incentive Plan of the Company (the “2020 Plan”) and the 2024 Share Incentive Plan of the Company (“2024 Plan” and together with the 2020 Plan, the “Share Incentive Plans”) and all award agreements entered into under each option to purchase Shares (each, a “Company Option”) and each restricted share unit or other right to acquire Shares (each, a “Company RSU”) granted under the Share Incentive Plans, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase the shares of Parent (“Parent Shares”) under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

The Buyer Group intends to fund the merger consideration through a combination of (i) rollover equity (represented by the Rollover Shares) from the Rollover Shareholders and (ii) cash contribution by the Sponsor. On November 4, 2025, Parent entered into an equity commitment letter with the Sponsor, pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide or procure the provision of the necessary cash financing for the Transactions. On the same date, the Sponsor executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company to guarantee certain payment obligations of Parent under the Merger Agreement.

On November 4, 2025, a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the Transactions. The Special Committee, after consultation with its financial advisor and legal counsel and due consideration of all relevant factors, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders, other than shareholders who are affiliates of the Company and the holders of Excluded Shares (such unaffiliated shareholders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, and (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, the Limited Guarantee, and the consummation of the Transactions.

On November 4, 2025, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the meeting of the Board and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board), acting upon the unanimous recommendation of the Special Committee, (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Limited Guarantee and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger, the Limited Guarantee and the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

Accordingly, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the Effective Time, in the form attached as Annex 2 to the Plan of Merger (the “Adoption of Amended M&A”), FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions are authorized and approved by a special resolution of the shareholders of the Company in accordance with the Company’s second amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares representing not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. As of the date of the accompanying proxy statement, the Rollover Shareholders beneficially own in the aggregate 21,988,169 Shares, which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions. Accordingly, based on                         Shares expected to be issued and outstanding on                                 , the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”), and assuming the Rollover Shareholders’ compliance with their voting obligations under the rollover and support agreement they entered into with Parent on November 4, 2025 to vote all their Shares in favor of the special resolutions, (a)                               Shares owned by the Unaffiliated Security Holders equal to approximately                                      % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; (b) Shares owned by the Unaffiliated Security Holders equal to approximately                                    % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 90% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; and (c)                           Shares owned by the Unaffiliated Security Holders equal to approximately                            % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 80% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.

The Rollover Shareholders, who are registered shareholders of the Company, have the right to demand poll voting at the meeting, and will exercise such right during the meeting. Accordingly, the voting on all resolutions at the extraordinary general meeting is expected to be conducted by way of a poll rather than on a show of hands. The effect of poll voting is that the number of votes each holder has will depend on the number of Shares held by such holder. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is                       at                     a.m. (Beijing time), being 48 hours before the time appointed for the extraordinary general meeting. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if you hold your Shares through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares if you wish to vote at the extraordinary general meeting.

Registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act, subject to Section 239 of the Cayman Islands Companies Act, if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights. A copy of Section 238 is attached as Annex D to the accompanying proxy statement. The fair value of your Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise your right to dissent with respect to your Shares.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares, please contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

v

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Jutao (Adam) Zhao	Yue (Pierson) Pan
Chairperson of the Special Committee	Chairperson of the Board

The accompanying proxy statement is dated               , and is first being mailed to the Company’s shareholders on or about             .

LAKESHORE BIOPHARMA CO., LTD

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of LakeShore Biopharma Co., Ltd (referred to herein alternately as the “Company,” “us,” “we” or other terms correlative thereto), will be held on             at             a.m. (Beijing time) at              .

Only registered holders of ordinary shares of the Company, par value US$0.0002 per share (each, a “Share”), as of 5 p.m. Cayman Islands time on (the “Share Record Date”) or their proxy holders are entitled to attend and vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

●	as special resolutions:

THAT the Agreement and Plan of Merger, dated as of November 4, 2025 (the “Merger Agreement”), among the Company, Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be executed and filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the Merger (the “Effective Time”), in the form attached as Annex 2 to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company;

THAT each member of a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors of the Company (the “Special Committee”) be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

●	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s registered shareholders will be available at its principal executive office at _______________________________, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

Pursuant to the rollover and support agreement (the “Support Agreement”) entered into on November 4, 2025, each of Oceanpine Capital Inc. (the “Sponsor”), Oceanpine Investment Fund II LP (“Oceanpine Investment”), Crystal Peak Investment Inc. (“Crystal Peak”), Adjuvant Global Health Technology Fund, L.P. (“Adjuvant Fund”), Adjuvant Global Health Technology Fund DE, L.P. (“Adjuvant Fund DE”, together with Adjuvant Fund, collectively, “Adjuvant Capital”), Superstring Capital Master Fund LP (“Superstring Capital”), MSA GROWTH FUND II, L.P. (“MSA Growth”), and Epiphron Capital (Hong Kong) Limited (“Epiphron Capital”) (collectively, the “Rollover Shareholders”) will vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions. As of the date of the accompanying proxy statement, the Rollover Shareholders collectively beneficially own 21,988,169 Shares, which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares. Parent, Merger Sub and the Rollover Shareholders are collectively referred to as the “Buyer Group.” Parent, Merger Sub, the Sponsor, Oceanpine Investment, Dave Liguang Chenn, Crystal Peak, Crystal Peak Holdings Inc. (“Crystal Holdings”), and Huaqin Xue are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.” Adjuvant Capital, Superstring Capital, MSA Growth and Epiphron Capital are collectively referred to herein as the “Other Rollover Shareholders,” and each, the “Other Rollover Shareholder.”

After careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the meeting of the Board and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board) (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders, other than shareholders who are affiliates of the Company and the holders of Excluded Shares (such unaffiliated shareholders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Limited Guarantee (as defined below) and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and the limited guarantee by the Sponsor in favor of the Company pursuant to which the Sponsor will guarantee certain payment obligations of Parent under the Merger Agreement (the “Limited Guarantee”) and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions to the registered shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval. The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A, FOR the proposal to authorize members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions are authorized and approved by a special resolution of the shareholders of the Company in accordance with the Company’s second amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares representing not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. As of the date of the accompanying proxy statement, the Rollover Shareholders collectively beneficially own 21,988,169 Shares, which represents approximately 53.35% of the total voting rights in the Company. Accordingly, based on the total number of Shares expected to be issued and outstanding on the Share Record Date, and assuming the Rollover Shareholders’ compliance with their voting obligations under the Support Agreement to vote all their Shares in favor of the special resolutions, (a)                     Shares owned by the Unaffiliated Security Holders equal to approximately                      % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; (b)                      Shares owned by the Unaffiliated Security Holders equal to approximately % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 90% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; and (c) Shares owned by the Unaffiliated Security Holders equal to approximately                      % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 80% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Regardless of whether you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s office (to the attention of: Investor Relations Department) at __________________________________, People’s Republic of China, no later than _____a.m. (Beijing time), ______, being 48 hours before the time appointed for the extraordinary general meeting. The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. The Rollover Shareholders, who are registered shareholders of the Company, have the right to demand poll voting at the meeting, and will exercise such right during the meeting. Accordingly, the voting on all resolutions at the extraordinary general meeting is expected to be conducted by way of a poll rather than on a show of hands. The effect of poll voting is that the number of votes each holder has will depend on the number of Shares held by such holder. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a legal proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by registered shareholders, the Shares they hold will be voted at the extraordinary general meeting in accordance with the instructions of such registered shareholders. If no specific instructions are given by such registered shareholders, such Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with the Cayman Islands Companies Act will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act, subject to Section 239 of the Cayman Islands Companies Act, if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights. A copy of Section 238 is attached as Annex D to the accompanying proxy statement. The fair value of their Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise their rights to dissent with respect to their Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

If you have any questions or need assistance voting your Shares, please contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

The Merger Agreement, the Plan of Merger and the Transactions are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.	In the case of joint holders, any one of such joint holder may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders be present at the extraordinary general meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holders.

2.	The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The proxy card must be deposited in the manner set out in the notice of the extraordinary general meeting. A proxy card that is not deposited in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity or revocation was received by the Company at __________________________________, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,

Yue (Pierson) Pan
Chairperson of the Board
, 2025

PROXY STATEMENT

Dated

SUMMARY VOTING INSTRUCTIONS

Ensure that your Shares of LakeShore Biopharma Co., Ltd can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your Shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

x

SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 93. In this proxy statement, the terms “the Company,” “us,” “we” or other terms correlative thereto refer to LakeShore Biopharma Co., Ltd. All references to “dollars,” “US$” and “$” in this proxy statement are to U.S. dollars, and all references to “RMB” in this proxy statement are to Renminbi, the lawful currency of the People’s Republic of China (“PRC” or “China”).

The Parties Involved in the Merger

The Company

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer.

The Company is the issuer of ordinary shares, par value US$0.0002 per share (each, a “Share”).

The Company’s principal executive office is located at Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC. Its telephone number at this address is +86-10-89202086. Its registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Grand Cayman KY1-1104, Cayman Islands.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed on July 31, 2025 (“Company’s Annual Report”), which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 93 for a description of how to obtain a copy of the Company’s Annual Report.

Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is currently wholly owned by the Sponsor. Parent is a holding company formed solely for the purpose of holding the equity interests in Merger Sub and completing the Transactions. The business address of Parent is 21F, China Century Tower, No. 9 Xiaoyunli South St, Beijing 100026, China. The business telephone number of Parent is (+86) 10 6195 9000. The registered address of Parent is the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1- 1205 Cayman Islands.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly owned by Parent. Merger Sub was formed solely for the purpose of effecting the Transactions. The business address of Merger Sub is 21F, China Century Tower, No. 9 Xiaoyunli South St, Beijing 100026, China. The business telephone number of Merger Sub is (+86) 10 6195 9000. The registered address of Merger Sub is the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1- 1205 Cayman Islands.

Crystal Peak Investment Inc.

Crystal Peak is a limited liability entity incorporated under the laws of the British Virgin Islands and is a wholly owned subsidiary of Crystal Peak Holdings Inc. (“Crystal Holdings”). Its principal business is making, holding, and disposing of investments. Its business address is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Its business telephone number is + (86) 15531206774.

Crystal Peak Holdings Inc.

Crystal Holdings is incorporated under the laws of the British Virgin Islands. It is principally a holding company for Crystal Peak and other investments of Huaqin Xue. Its business address is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Its business telephone number is + (86) 15531206774.

Huaqin Xue

Huaqin Xue is a director of both Crystal Peak and Crystal Holdings. Huaqin Xue is a citizen of Hong Kong. The business address of Huaqin Xue is c/o 3877 El Camino Real, Ste 201, Palo Alto CA 94306. The business telephone number of Huaqin Xue is + (86) 15531206774.

Dave Liguang Chenn

Dave Liguang Chenn is the managing partner of both Oceanpine Investment and the Sponsor. Dave Liguang Chenn is a citizen of the United States. The business address of Dave Liguang Chenn is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. The business telephone number of Dave Liguang Chenn is (+86) 10 6195 9000.

Oceanpine Capital Inc.

The Sponsor is a limited company incorporated under the laws of the British Virgin Islands and is controlled by Dave Liguang Chenn. It is principally engaged in investment in high-tech and healthcare enterprises. Its business address is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. Its business telephone number is (+86) 10 6195 9000.

Oceanpine Investment Fund II LP

Oceanpine Investment is an exempted limited partnership incorporated under the laws of the Cayman Islands. Its principal business is private equity investments. Its business address is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. Its business telephone number is (+86) 10 6195 9000.

The general partner of Oceanpine Investment is Oceanpine Growth (Cayman) Limited (“Oceanpine Growth”). Oceanpine Growth is an exempted limited partnership incorporated under the laws of the Cayman Islands. Its principal business is private equity investments. Its business address is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. Its business telephone number is (+86) 10 6195 9000.

During the last five years, none of the persons referred to above under the heading “The Parties Involved in the Merger,” and their directors and executive officers as listed in Annex E of this proxy statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 67)

You are being asked to vote to authorize and approve the Agreement and Plan of Merger dated as of November 4, 2025 among the Company, Parent and Merger Sub (the “Merger Agreement”), and the plan of merger required to be executed and filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in connection with the Merger (as defined below) (the “Plan of Merger”), pursuant to which, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of the registered shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) of the Merger. The Surviving Company will be wholly owned by Parent, and will continue to do business under the name “LakeShore Biopharma Co., Ltd” following the Merger. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the Shares and Company Warrants under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated and the Company will no longer be required to file periodic reports with the Securities and Exchange Commission (“SEC”) or otherwise be subject to the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies.

Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 67)

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company, par value US$0.0002 per share (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) and the Dissenting Shares (as defined below), will be cancelled in exchange for the right to receive US$0.90 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”). Notwithstanding the foregoing, if the Merger is completed, the following Shares will be cancelled and cease to exist at the Effective Time but will not entitle the holders thereof to receive the consideration described in the immediately preceding sentence:

(a)	(i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders as of November 4, 2025, and any other Shares that may be acquired by any Rollover Shareholder between November 4, 2025 and the Effective Time (collectively, the “Rollover Shares”), (ii) Shares held by Parent, Merger Sub and any of their respective affiliates, (iii) Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iv) Shares held by holders who prior to the closing of the Merger agree with Parent not to receive any merger consideration with respect to such Shares, in each case, issued and outstanding immediately prior to the Effective Time (collectively, the “Excluded Shares”), will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and

(b)	Shares that are issued and outstanding immediately prior to the Effective Time and that are held by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) will be cancelled and cease to exist at the Effective Time and the holders of such Dissenting Shares will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

Treatment of Company Warrants (Page 52)

From and after the Effective Time, each warrant to purchase Shares (each, a “Company Warrant”, and collectively, the “Company Warrants”) will, by virtue of the Merger, be treated in the manner as set forth in the warrant agreement, dated June 8, 2021, by and between Summit Healthcare Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by the warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

Treatment of Company Share Awards (Page 52)

At or prior to the Effective Time, the Company will terminate the 2020 Share Incentive Plan of the Company (the “2020 Plan”) and the 2024 Share Incentive Plan of the Company (“2024 Plan” and together with the 2020 Plan, the “Share Incentive Plans”) and all award agreements entered into under each option to purchase Shares (each, a “Company Option”) and each restricted share unit or other right to acquire Shares (each, a “Company RSU”) granted under the Share Incentive Plans, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase the shares of Parent (“Parent Shares”) under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

Record Date and Procedures for Voting (Pages 63 and 64)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name as of 5 p.m. Cayman Islands time on                      (the “Share Record Date”). If you own Shares as of 5 p.m. Cayman Islands time on the Share Record Date, the deadline for you to lodge your proxy card and vote is                    at a.m. (Beijing time), being 48 hours before the time appointed for the extraordinary general meeting.

Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger (Page 63)

Under the Cayman Islands Companies Act and the Company’s second amended and restated memorandum and articles of association, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution of the shareholders of the Company in accordance with the Company’s second amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares representing not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, the Rollover Shareholders collectively beneficially own 21,988,169 Shares, which represents approximately 53.35% of the total voting rights in the Company. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 89 for additional information. Pursuant to the terms of the Support Agreement (as defined below), these Shares will be voted by the Rollover Shareholders in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, at the extraordinary general meeting. Given the Rollover Shareholders’ shareholding as described above and assuming their compliance with their voting undertaking under the Support Agreement to vote all their Shares in favor of the special resolutions, based on the number of Shares expected to be issued and outstanding on the Share Record Date, (a)                      Shares owned by the Unaffiliated Security Holders equal to approximately       % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; (b)                       Shares owned by the Unaffiliated Security Holders equal to approximately      % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 90% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; and (c)                  Shares owned by the Unaffiliated Security Holders equal to approximately     % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 80% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Purposes and Effects of the Merger (Page 41)

The purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s registered shareholders, other than holders of the Excluded Shares and Dissenting Shares, will be cashed out in exchange for the Per Share Merger Consideration, so that Parent will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. See “Special Factors—Purposes of and Reasons for the Merger” beginning on page 41 for additional information.

The Shares are currently listed for quotation on OTC Pink tier of the OTC Markets (the “OTC Pink”) under the symbol “LSBCF”. The Company Warrants are currently listed for quotation on OTC Pink under the symbol “LSBWF”. Following the consummation of the Merger, the Company will cease to be a publicly traded company and will be a privately held company wholly owned by Parent. Following the completion of the Merger, the Shares and Company Warrants will no longer be listed for quotation on any securities exchange or quotation system, including OTC Pink. See “Special Factors—Effects of the Merger on the Company” beginning on page 43 for additional information.

Plans for the Company after the Merger (Page 47)

The Buyer Filing Persons anticipate that, after the Effective Time, the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the Shares and Company Warrants, the Company will no longer be subject to the reporting requirements of the Exchange Act, or the compliance and reporting requirements of OTC Pink and the related direct and indirect costs and expenses.

Position of the Buyer Filing Persons as to the Fairness of the Merger (Page 29)

Each Buyer Filing Person believes that the Merger is fair, both substantively and procedurally, to the Company and its shareholders, other than shareholders who are affiliates of the Company and the holders of Excluded Shares (such unaffiliated shareholders are referred to herein as the “Unaffiliated Security Holders”). Their belief is based upon the factors discussed under the section entitled “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” beginning on page 29.

Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13E-3 and related rules under the Exchange Act. The views of each Buyer Filing Person as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

Financing of the Merger (Page 48)

The Company and the Buyer Filing Persons estimate that the total amount of funds necessary to complete the Merger and the related transactions, excluding payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$17.3 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement.

The Buyer Filing Persons expect this amount to be provided through cash contribution by Oceanpine Capital Inc. (the “Sponsor”), in accordance with the equity commitment letter entered into by Parent with the Sponsor, dated November 4, 2025 (the “Equity Commitment Letter”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide or procure the provision of the necessary cash financing for the Transactions. See “Special Factors— Financing of the Merger” beginning on page 48 for additional information.

Support Agreement (Page 50)

Concurrently with the execution of the Merger Agreement, each of the Rollover Shareholders and Parent entered into certain rollover and support agreement (the “Support Agreement”), pursuant to which, among other things, each Rollover Shareholder has agreed that (i) the Rollover Shares will be cancelled for no cash consideration in exchange for the right to receive newly issued ordinary shares of Parent immediately prior to the closing of the Merger as set forth in the Support Agreement, and (ii) the Rollover Shareholders will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions including the Merger, in each case, upon the terms and conditions set forth therein. See “Special Factors—Support Agreement” beginning on page 50 for additional information.

Limited Guarantee (Page 49)

Concurrently with the execution and delivery of the Merger Agreement, the Sponsor executed and delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which the Sponsor agrees to guarantee the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee and certain cost and expenses that, in each case, may become payable to the Company by Parent under certain circumstances and subject to the terms and conditions as set forth in the Merger Agreement. See “Special Factors—Limited Guarantee” beginning on page 49 for additional information.

Interim Investors Agreement (Page 50)

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholders, Parent and Merger Sub executed and delivered an interim investors agreement (the “Interim Investors Agreement”), which governs the relationship among the parties thereto with respect to the Merger Agreement and matters relating thereto until the termination of the Merger Agreement or consummation of the Merger.

The Interim Investors Agreement provides for, among other things, subject to certain limitations or exceptions therein, (i) the mechanism for making decisions relating to the Merger Agreement and ancillary agreements pending consummation of the Merger, and (ii) the arrangement for the sharing of certain fees and expenses among the Buyer Group. See “Special Factors —Interim Investors Agreement” beginning on page 50 for additional information.

Opinion of the Special Committee’s Financial Advisor (Page 34)

Pursuant to an engagement letter dated September 9, 2025 (the “D&P Engagement Letter”), the Special Committee engaged Kroll LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as its independent financial advisor and to provide a fairness opinion in connection with the Merger. On November 4, 2025, Duff & Phelps rendered its oral opinion (which was subsequently confirmed in writing by the delivery of Duff & Phelps’ written opinion, dated as of November 4, 2025, addressed to the Special Committee) to the Special Committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Merger, was fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Shares other than in their capacity as holders of Shares).

The opinion of Duff & Phelps was addressed to the Special Committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Merger, and does not address any other aspect or implication of the Merger. The summary of the opinion of Duff & Phelps in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion. We encourage holders of Shares to read carefully the full text of the written opinion of Duff & Phelps. However, the opinion of Duff & Phelps, the summary of the opinion and the related analyses set forth in this proxy statement are not intended to be, and do not constitute, advice or a recommendation to any shareholder, of the Company as to how to act or vote with respect to the Merger or any other matter. See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 51)

In considering the recommendation of the Special Committee and the Board, the Company’s registered shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s registered shareholders generally. These interests include:

●	the assumption by Parent of certain outstanding Company Options held by Mr. Xu Wang (director of the Board and chief executive officer of the Company), Ms. Rui (Rachel) Yu (director of the Board and chief financial officer of the Company) and Dr. Honggang Teng (head of production and quality management of the Company), as a result of which such executive officers will continue to hold a beneficial interest in the Surviving Company and be able to enjoy the benefits from future earnings and growth of the Surviving Company after the completion of the Merger;

●	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” of this proxy statement;

●	the compensation at a rate of US$13,334 (or US$10,000 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the chairperson of the Special Committee (up to a maximum amount of US$58,335) and US$10,000 (or US$6,250 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the other members of the Special Committee (up to a maximum amount of US$40,625), respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

●	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information.

Conditions to the Merger (Page 78)

The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

●	a special resolution (as defined in the Cayman Islands Companies Act) of the shareholders of the Company, passed by not less than two-thirds of the votes cast by the holders of Shares as being entitled to do so to approve and authorize the Merger Agreement, the Plan of Merger and the consummation of the Transactions, in accordance with the Cayman Islands Companies Act and the Company’s articles of association, at a general meeting of the Company of which notice specifying the intention to propose this resolution as a special resolution has been duly given (the “Company Shareholder Approval”) having been obtained; and

●	no governmental entity of any competent jurisdiction having enacted, issued, promulgated, enforced or entered any order or law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub of the following conditions:

●	(i) the representations and warranties of the Company relating to corporate organization, capitalization, authorization relative to the Merger Agreement, absence of Company Material Adverse Effect (as defined below), and brokers or finders being true and correct in all respects (except, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of the Company in the Merger Agreement (disregarding any limitation as to “materiality” or “Company Material Adverse Effect”) being true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

●	the Company having performed or complied in all material respects with all obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the closing ;

●	no Company Material Adverse Effect having occurred and continuing following the date of the Merger Agreement; and

●	the Company having delivered to Parent a certificate, dated as of the closing date, signed by a senior executive officer of the Company, certifying to the satisfaction of the conditions above.

The obligations of Company to effect the Merger are also subject to the satisfaction or waiver by Company of the following conditions :

●	the representations and warranties of each of Parent and Merger Sub in the Merger Agreement being true and correct as of the closing date as though made on such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” (as defined below)), would not individually or in the aggregate, have a Parent Material Adverse Effect;

●	Parent and Merger Sub having performed or complied in all material respects with all obligations and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the closing; and

●	Parent and Merger Sub having delivered to the Company a certificate, dated as of the closing date, signed by a director of each of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions above.

The terms “Company Material Adverse Effect” and “Parent Material Adverse Effect” have the meanings ascribed to them in the section entitled “The Merger Agreement” beginning on page 79.

Termination of the Merger Agreement (Page 79)

The Company (acting at the direction and upon the approval of the Special Committee) and Parent may terminate the Merger Agreement by mutual written agreement at any time prior to the Effective Time.

Either the Company (acting at the direction and upon the approval of the Special Committee) or Parent may terminate the Merger Agreement at any time prior to the Effective Time if:

●	any governmental entity having competent jurisdiction shall have, enacted, issued, promulgated, enforced or entered any law or order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such order or other action shall have become final and non-appealable;

●	the Company Shareholder Approval shall not have been obtained at a meeting of Company shareholders to be held to consider the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions (the “Shareholders’ Meeting”) (after taking into account any adjournment, postponement, or recess thereof); or

●	the Merger has not been consummated by the date falling nine months from the date of the Merger Agreement (the “Termination Date”);

provided, that the right to terminate the Merger Agreement pursuant to the foregoing three clauses may not be available to any party whose breach of, or failure to fulfill (or, in the case of Parent, any such breach or failure by Parent or Merger Sub), any of its obligations under the Merger Agreement in any manner has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

The Company (acting at the direction and upon the approval of the Special Committee) may terminate the Merger Agreement at any time prior to the Effective Time upon:

●	a Parent Breach Termination Event;

●	a Superior Proposal Termination Event; or

●	a Parent Failure to Close Termination Event.

Parent may terminate the Merger Agreement at any time prior to the Effective Time upon the Parent Termination Events,each as defined in the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 79.

U.S. Federal Income Tax Consequences (Page 55)

The receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Special rules will apply if you are a “U.S. Holder” and the Company was or currently is a passive foreign investment company, or “PFIC.” See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 55. The tax consequences of the Merger or the exercise of dissenters’ rights to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

PRC Income Tax Consequences (Page 58)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of cash for the Shares should otherwise be subject to PRC tax to holders of such Shares that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gains recognized on the receipt of cash for the Shares pursuant to the Merger by the shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gains recognized on the receipt of cash for Shares will be subject to PRC tax if the holders of such Shares are PRC residents. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the merger consideration to be paid to holders of Shares. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Please see “Special Factors—PRC Income Tax Consequences” beginning on page 58 for additional information.

Cayman Islands Tax Consequences (Page 59)

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger Agreement. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette. See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters (Page 55)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws and applicable rules and regulations of OTC Pink, and (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger (Page 55)

As of the date of this proxy statement, we are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger (Page 55)

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on , at ________ a.m. (Beijing time) at .

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

●	as a special resolution, that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the Effective Time, in the form attached as Annex 2 to the Plan of Merger (the “Adoption of Amended M&A”), be authorized and approved;

●	as a special resolution, that each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

●	if necessary, as an ordinary resolution, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What is the Merger?

A:	The Merger is a going private transaction pursuant to which Merger Sub will be merged with and into the Company and cease to exist. Once the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company after the Merger. If the Merger is consummated, the Company will continue its operations as a privately held company beneficially owned by Parent and, as a result of the Merger, the Shares and Company Warrants will no longer be listed for quotation on OTC Pink.

Q:	When do you expect the Merger to be completed?

A:	We are working towards completing the Merger as quickly as possible and currently expect the Merger to close within the first quarter of 2026. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration, and upon the unanimous recommendation of the Special Committee, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the meeting of the Board and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board) recommends you to vote:

●	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A;

●	FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

●	FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger?

A:	An affirmative vote of holders of Shares representing at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof is required to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.

As of 5 p.m. Cayman Islands time on the Share Record Date, approximately Shares are expected to be issued and outstanding and entitled to vote at the extraordinary general meeting.

Pursuant to the Support Agreement, the Rollover Shareholders will vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, which, as of the date of this proxy statement, collectively represent approximately 53.35% of the total voting rights in the Company.

Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	An affirmative vote of holders of Shares representing a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at the extraordinary general meeting is required.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share Record Date is . Only shareholders entered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence of one or more shareholders (if being individuals present in person or by proxy, or if being a corporation or other non-natural person by its duly authorized representative or proxy) holding Shares which carry in aggregate not less than one-third of all votes attaching to all Shares in issue and entitled to vote at the extraordinary general meeting, present at the meeting, will constitute a quorum for the extraordinary general meeting.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name in the register of members maintained by the Company as of 5 p.m. Cayman Islands time on the Share Record Date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than a.m. (Beijing time), , being 48 hours before the time appointed for the extraordinary general meeting, which is the deadline to lodge your proxy card for it to be valid, so that your Shares may be represented and voted at the extraordinary general meeting. Alternatively, you can attend the extraordinary general meeting and vote in person. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	If my Shares are held in a brokerage, bank or other securities account, will my broker, bank or other securities intermediary vote my Shares on my behalf?

A:	Your broker, bank or other securities intermediary will only vote your Shares on your behalf or give voting instruction with respect to Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other securities intermediary regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other securities intermediary how to vote your Shares that it holds, those Shares will not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank, or other securities intermediary, your vote will not be counted; provided that if you are a registered holder of Shares and submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR each of the proposals to be voted at the extraordinary meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Q:	May I change my vote?

A:	Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

●	First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s office at _______________, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting.

●	Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than a.m. (Beijing time) on , being 48 hours before the time appointed for the extraordinary general meeting which is the deadline to lodge your proxy card.

●	Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold your Shares through a broker, bank or other securities intermediary and you have instructed your broker, bank or other securities intermediary to vote your Shares, you must follow directions received from the broker, bank or other securities intermediary to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy or voting instruction or voting instruction card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares, should I send in my Share certificates now?

A:	No, please do not send in your share certificates now. After the Merger is completed, holders of certificated Shares will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the Per Share Merger Consideration.

All holders of uncertificated Shares whose Shares are held in book-entry will automatically receive their net merger consideration shortly after the Merger is completed without any further action required on the part of such holders.

Q:	Am I entitled to dissenters’ rights?

A:	Registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act, subject to Section 239 of the Cayman Islands Companies Act, if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights. A copy of Section 238 is attached as Annex D to this proxy statement. The fair value of each of their Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise their rights to dissent with respect to their Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 83 as well as “Annex D—Cayman Islands Companies Act—Section 238” to this proxy statement carefully. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	No.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the extraordinary general meeting, you must make your request no later than ten days prior to the date of the extraordinary general meeting.

SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to Beijing Time.

The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company.

The Sponsor, as a shareholder of the Company, periodically reviewed the Company’s business operations, the general conditions of the Chinese economy, the Company’s industrial sector and generally assessed strategic alternatives.

On July 21, 2025, representatives of the Sponsor approached White & Case LLP (“White & Case”) and consulted with White & Case on general process of a potential going private transaction.

Between July 21, 2025 and August 1, 2025, representatives of the Sponsor and White & Case had several telephonic and in-person discussions, including the feasibility of a going private transaction, the requisite regulatory approvals and other legal requirements of a going private transaction in general.

On August 1, 2025, the Sponsor formally engaged White & Case as its U.S. legal counsel in connection with its proposed transaction.

Between August 1, 2025 and August 18, 2025, representatives of White & Case and the Sponsor had several discussions with respect to the potential going private transaction, including expectations relating to transaction costs, timing and structures associated with typical going private transactions, as well as shareholders and regulatory approvals that may be required in such a transaction involving the Company, to facilitate the Sponsor’s evaluation of the merits of proceeding with such a transaction.

On August 18, 2025, Oceanpine Investment and the Sponsor (collectively, “Oceanpine”) submitted a preliminary non-binding proposal letter (the “Original Proposal”) to the Board, proposing to acquire all outstanding Shares of the Company that are not already beneficially owned by them in a going-private transaction for US$0.86 per Share with its available cash on hand (the “Proposed Transaction”).

Later on the same date, the Company issued a press release announcing its receipt of the Original Proposal and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On August 19, 2025, representatives of the Company convened a telephonic meeting with representatives of the Sponsor and White & Case to discuss the Original Proposal. During the meeting, the attending parties discussed, among other things, the rationale behind the Sponsor’s intention to privatize the Company, the funding arrangement of the Proposed Transaction, the proposed transaction structure and the anticipated transaction timeline.

On the same date, representatives of Crystal Peak reached out to representatives of the Sponsor by email and expressed its interest in participating in the Proposed Transaction.

On August 20, 2025, representatives of Apex Prospect Limited (“Apex”) reached out to representatives of the Sponsor by email and expressed its interest in participating in the Proposed Transaction.

On August 21, 2025, representatives of the Sponsor convened a meeting via video conference with representatives of Apex to discuss the Proposed Transaction.

On the same date, representatives of the Sponsor convened a meeting via video conference with representatives of Crystal Peak to discuss the Proposed Transaction.

Later on the same date, the Sponsor, upon internal discussions, decided to work with Crystal Peak to pursue the Proposed Transaction, and instructed White & Case to send a draft consortium agreement to Crystal Peak for consideration. Thereafter, representatives of Crystal Peak, the Sponsor and White & Case negotiated on the terms and conditions of the consortium agreement.

On August 22, 2025, representatives of Adjuvant Capital approached representatives of the Sponsor by email and expressed its interest in participating in the Proposed Transaction.

On August 26, 2025, Oceanpine and Crystal Peak entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each of them has agreed, among other things, that (i) the Sponsor, as the lead investor, shall act in good faith to engage in discussions with the Special Committee regarding the Proposed Transaction, negotiate and finalize the definitive documentation in connection with the Proposed Transaction; (ii) they will cooperate in engaging advisors; (iii) they will cooperate in entry into definitive documentation with respect to the Proposed Transaction; (iv) for a period ending on the earlier of (A) the date which is 24 months after the date of the Consortium Agreement, which may be extended as jointly agreed by the parties thereto in writing and (B) the termination of the Consortium Agreement pursuant to its terms thereof, each of the parties thereto will work exclusively with each other to implement the Proposed Transaction, including to evaluate the Company and its business, prepare, negotiate and finalize the definitive documentation, vote, or cause to be voted, at every shareholder meeting all of its equity securities held or otherwise beneficially owned by it or its affiliates in the Company (x) against any alternative transaction or matter that would facilitate an alternative transaction and (y) in favor of the Proposed Transaction, and not to acquire or dispose of the Shares, subject to certain exceptions; and (v) subject to certain conditions including entry into definitive documentation with respect to the Proposed Transaction, each of the parties thereto will contribute (or cause their affiliates to contribute) respective applicable cash or Shares to a new company to be formed by the consortium in exchange for its newly issued equity interests.

Later on the same date, Oceanpine and Crystal Peak submitted a revised preliminary non-binding proposal letter (the “Revised Proposal,” and together with the Original Proposal, collectively, the “Proposal”) to the Board, proposing to acquire all outstanding Shares of the Company that are not already beneficially owned by them in a going private transaction for US$0.86 per Share in cash. In the Revised Proposal, the consortium led by the Sponsor (such consortium, as may be expanded from time to time, the “Consortium”) noted that they intended to finance the Proposed Transaction with a combination of rollover equity in the Company from the members of the Consortium, and cash contributions provided by the Sponsor or its affiliates. The Revised Proposal also stated that they had agreed to work exclusively with each other in pursuing the Proposed Transaction, and that they owned in aggregate approximately 52.10% of all the issued and outstanding Shares, representing the same percentage of the aggregate voting power of the Company.

On August 27, 2025, Huaqin Xue, Crystal Holdings, Crystal Peak, Dave Liguang Chenn and Oceanpine jointly filed an amendment to the Schedule 13D with the SEC in connection with the Proposal and the entry into of the Consortium Agreement.

On the same date, representatives of the Sponsor and White & Case convened a meeting via video conference with representatives of Adjuvant Capital to discuss their intentions and interests in participating in the Proposed Transaction.

On August 28, 2025, the Board convened a meeting via video conference to discuss the Proposal. During the meeting, the attending directors discussed the various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Proposal. After the discussion, the Board determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent directors (the “Special Committee”), each of whom is not connected with the Consortium, and thus passed a resolution establishing the Special Committee to consider the Proposal, consisting of independent directors Mr. Jutao (Adam) Zhao, Mr. Linnan (Thomas) Xue, and Mr. Chunyang Shao, with Mr. Jutao (Adam) Zhao serving as the chairperson of the Special Committee.

Later on the same date, the Company issued a press release announcing its receipt of the Proposal and the establishment of the Special Committee, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

From late-August to early-September 2025, the Special Committee considered proposals from and conducted interviews with multiple investment banks and law firms that had expressed interest in being considered for the roles of the financial advisor, the U.S. legal counsel and the Cayman Islands legal counsel to the Special Committee, respectively. After due consideration of the qualifications, experience, reputation and other characteristics of each potential financial advisor candidate and each potential legal counsel candidate, the Special Committee retained Duff & Phelps as its financial advisor, Gibson, Dunn &Crutcher LLP (“Gibson Dunn”) as its U.S. legal counsel, and Maples and Calder (Hong Kong) LLP (“Maples”) as its Cayman Islands legal counsel, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction.

On September 4, 2025, the Company received an email, purportedly from “minority shareholders” of the Company, addressed to the members of the Special Committee regarding their fiduciary duties in connection with the Proposal, which was promptly relayed to the Special Committee on the same date.

On September 5, 2025, at the direction of the Special Committee, the Company responded to the email received on September 4, 2025 from the purported “minority shareholders,” acknowledging receipt and confirming that the Special Committee will properly discharge its fiduciary duties.

On September 8, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps briefed the members of the Special Committee on its work plan for financial due diligence and valuation analysis in connection with its evaluation of the Proposal. The Special Committee asked various questions regarding Duff & Phelps’s work plan, to which Duff & Phelps responded. Based on the discussion, the Special Committee authorized Duff & Phelps to conduct financial due diligence on the Company. After all representatives of Duff & Phelps exited the meeting, Gibson Dunn made a presentation to the Special Committee members regarding certain terms of the Proposal and practices and processes involved in a going private transaction, including the Special Committee members’ fiduciary duties to the Company and its shareholders. Members of the Special Committee asked various questions on these topics, to which representatives of Gibson Dunn responded. Members of the Special Committee confirmed that none of them has any conflict of interest with respect to the Proposed Transaction, including with respect to the members of the Consortium, and committed that each of them will act in the best interests of the Company and the Unaffiliated Security Holders in connection with their evaluation of the Proposed Transaction. The Special Committee further discussed with Gibson Dunn the action items for the upcoming week, including the preparation of the Special Committee charter and communications with White & Case.

On September 10, 2025, the Company issued a press release announcing the Special Committee’s retention of Duff & Phelps as its financial advisor, Gibson Dunn as its U.S. legal counsel, and Maples as its Cayman Islands legal counsel, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

Between September 10, 2025 and the signing of the Merger Agreement, members of the Consortium internally exchanged comments on the drafts of the Merger Agreement and the Limited Guarantee, the Support Agreement and the Equity Commitment Letter (collectively, the “Ancillary Agreements”) and had several telephonic meetings with White & Case to discuss the proposed changes.

On September 11, 2025, White & Case sent an initial draft of the Merger Agreement, the Support Agreement and the Equity Commitment Letter to Gibson Dunn.

Later on the same date, Gibson Dunn shared with White & Case an initial draft of the confidentiality agreement among the Special Committee, the Company, Oceanpine and Crystal Peak.

Later on the same date, the Company received a staff determination letter from the Nasdaq Stock Market LLC (“NASDAQ”) informing the Company of NASDAQ’s decision to delist its securities from The Nasdaq Capital Market (the “NASDAQ Letter”).

On September 12, 2025, White & Case provided Gibson Dunn with revised drafts of the confidentiality agreements among the Special Committee, the Company, and each of Oceanpine and Crystal Peak, respectively. Later on the same date, White & Case and Gibson Dunn finalized these confidentiality agreements.

On the same date, the Company issued a press release announcing its receipt of the NASDAQ Letter, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On September 13, 2025, the Special Committee and the Company entered into the confidentiality agreements with Oceanpine and Crystal Peak, respectively. The confidentiality agreements contain customary provisions restricting the disclosure and use of confidential information by Oceanpine, Crystal Peak and their respective affiliates relating to the Company or the Proposed Transaction, and a “standstill” provision restricting Oceanpine, Crystal Peak and their respective affiliates from acquiring Shares without the Special Committee’s consent. The confidentiality agreements also prohibit disclosure of confidentiality information to any party that becomes a member of the Consortium Agreement unless such party has received prior written approval from the Special Committee to participate in the Consortium and has entered into a confidentiality agreement with the Company and the Special Committee in substantially the same form.

On the same date, representatives of Adjuvant Capital sent an email to representatives of the Sponsor to follow up the previous discussion.

On September 14, 2025, the Company received an email purportedly from “investor groups representing legacy and minority shareholders” concerning the NASDAQ Letter.

Later on the same date, Gibson Dunn provided the Special Committee with an issues list identifying the key issues in White & Case’s initial draft of the Merger Agreement received on September 11, 2025.

On September 15, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn, Maples and Duff & Phelps. Maples first provided members of the Special Committee with an overview of practices and processes involved in a going private transaction, as well as the members’ fiduciary duties to the Company and its shareholders under Cayman Islands law. After the representative from Maples exited the meeting, Duff & Phelps provided an update on its financial due diligence on the Company. Members of the Special Committee and representatives of Gibson Dunn asked questions on the progress of the financial due diligence and Duff & Phelps’s findings to date, to which representatives of Duff & Phelps provided responses. After the representatives of Duff & Phelps exited the meeting, the Special Committee and Gibson Dunn discussed the Special Committee charter prepared by Gibson Dunn. At the request of the Special Committee, Gibson Dunn then walked the Special Committee through the list of key issues identified by Gibson Dunn in the initial draft of the Merger Agreement. Members of the Special Committee asked various questions regarding these issues and next steps, to which representatives of Gibson Dunn responded.

Following the Special Committee meeting, on the same date, the Board passed unanimous written resolutions to approve and adopt a Special Committee charter and to ratify prior actions taken by the Special Committee consistent with the charter. The Special Committee was granted, pursuant to the Special Committee charter, the full power and authority to, among other things, (i) evaluate, discuss, and negotiate the Proposed Transaction with full and sole authority, and report to the Board the recommendations and conclusions of the Special Committee with respect to the Proposed Transaction; (ii) consider other alternatives available to the Company, including but not limited to whether to remain independent or whether to solicit alternative proposals from other bidders, and if it decides to solicit alternative proposals, evaluate, discuss, and negotiate such proposals with full and sole authority, and report its recommendations and conclusions with respect to any alternative proposal to the Board; (iii) retain any outside legal, accounting, financial and other advisors as the Special Committee deems appropriate to assist it in carrying out its duties; (iv) conduct investigations into any matters within its scope of responsibility, including but not limited to books, records, projections, and financial statements of the Company and its subsidiaries and any documents relating to the Proposed Transaction or any alternative proposal as may be useful or helpful in the discharge of the Special Committee’s responsibilities; and (v) take any and all actions it deems necessary or appropriate, including taking defensive measures, making recommendations to shareholders, and preparing and making regulatory filings and disclosures, to address the Proposed Transaction, any alternative proposal, or other available options.

Later on the same date, the Company forwarded the aforementioned email received from the purported “investor groups representing legacy and minority shareholders” on September 14, 2025 to all members of the Special Committee and Gibson Dunn.

On September 15, 2025, the Sponsor, upon internal discussions, instructed White & Case to email representatives of Adjuvant Capital confirming the Sponsor’s willingness to admit Adjuvant Capital into the Consortium subject to the Special Committee’s approval. The Sponsor also instructed White & Case to liaise with representatives of Adjuvant Capital to obtain the rollover details and to provide them with a draft deed of adherence to join the Consortium Agreement and a draft confidentiality agreement among the Company, the Special Committee and Adjuvant Capital, before reaching out to the Special Committee for approval.

On September 19, 2025, representatives of Adjuvant Capital sent an email to representatives of the Sponsor and White & Case to seek clarification of certain terms of the Consortium Agreement and inquired about the possibility of a small amount of cash contribution.

On September 22, 2025, the Sponsor, upon internal discussion, instructed White & Case to email representatives of Adjuvant Capital confirming the Sponsor’s willingness to accept the cash contribution.

On September 22, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps first provided an update on its financial due diligence on the Company. Members of the Special Committee asked questions on the progress of the financial due diligence, to which the representative of Duff & Phelps provided responses. Duff & Phelps then discussed with the Special Committee market practices regarding pre-signing market checks, post-signing “go-shop” procedures, and termination fee arrangements in precedent going private transactions. Members of the Special Committee and Gibson Dunn asked various questions about these matters, to which the representative of Duff & Phelps responded. After the representative of Duff & Phelps exited the meeting, Gibson Dunn explained to the Special Committee certain market practices in precedent going private transactions. Members of the Special Committee asked various questions about these matters, to which representatives of Gibson Dunn responded. Gibson Dunn also provided the Special Committee with an update on its review and revision of the initial drafts of the transaction documents previously received from White & Case, including certain key open issues in the initial draft of the Merger Agreement. Members of the Special Committee asked various questions, to which representatives of Gibson Dunn responded. The Special Committee then instructed Gibson Dunn to send the revised drafts of the transaction documents to White & Case. The Special Committee and representatives of Gibson Dunn further discussed the email received by the Company on September 14, 2025 from the purported “investor groups representing legacy and minority shareholders.”

Later on the same date, the Company issued a press release announcing the delisting of its Shares and Company Warrants from The Nasdaq Capital Market and their transition to OTC Pink, and furnished the press release as an exhibit to its current report on Form 6-K filed with the SEC.

Effective with the opening of business on September 22, 2025 (New York time), the Shares and Company Warrants were suspended from trading on The Nasdaq Capital Market and commenced trading on OTC Pink.

On September 22, 2025, representatives of Superstring Capital approached representatives of the Sponsor by email and expressed their interest in joining the Consortium and participating in the Proposed Transaction.

On the same date, representatives of Epiphron Capital approached representatives of the Sponsor by email and expressed their interests in joining the Consortium and participating in the Proposed Transaction.

On September 23, 2025, Gibson Dunn provided White & Case with a markup of the initial draft of the Merger Agreement, the Support Agreement and the Equity Commitment Letter. The revised Merger Agreement reflected discussions with the Special Committee, including, among other things: (i) requesting a “go-shop” provision, (ii) allowing the Board to change its recommendation and terminate the Merger Agreement upon occurrence of certain intervening events, (iii) rejecting the inclusion of a provision that conditioned Parent and Merger Sub’s obligation to close on there being no more than 10% Dissenting Shares, (iv) incorporating a “majority of the minority” vote requirement, and (v) setting the “company termination fee” and “parent termination fee” at 1.5% and 3% of the equity value of the Company, respectively.

On September 24, 2025, representatives of MSA Growth approached representatives of the Sponsor and expressed their interests in joining the Consortium and participating in the Proposed Transaction.

On September 25, 2025, representatives of the Sponsor convened a meeting via video conference with representatives of MSA Growth and during the meeting, MSA Growth confirmed their willingness to join the Consortium and participate in the Proposed Transaction. Thereafter, representatives of the Sponsor and representatives of MSA Growth had several telephonic calls.

On September 27, 2025, representatives of Adjuvant Capital sent an email to White & Case confirming that it will participate in the Proposed Transaction but will not make any cash contribution.

On September 27, 2025, White & Case informed Gibson Dunn via email that Adjuvant Capital intended to join the Consortium, provided a draft confidentiality agreement in substantially the same form as those executed by existing members of the Consortium, and requested the Special Committee’s approval of Adjuvant Capital’s inclusion as new members of the Consortium.

Later on the same date, Gibson Dunn emailed White & Case to request further details on the background, shareholding information and means of participation of Adjuvant Capital.

On September 29, 2025, representatives of the Sponsor convened a meeting via video conference with representatives of Epiphron Capital to discuss their intentions and interests in joining the Consortium and participating in the Proposed Transaction.

On September 30, 2025, White & Case provided Gibson Dunn with the revised drafts of the Merger Agreement, the Support Agreement and the Equity Commitment letter, and the initial draft of the Limited Guarantee. Among other things, the revised draft of Merger Agreement rejected certain revisions made by Gibson Dunn, including the request for a “go-shop” provision, the Board’s right to change its recommendation and terminate the Merger Agreement upon occurrence of certain intervening events, and the inclusion of a “majority of the minority” vote requirement; reinstated the closing condition relating to the percentage of Dissenting Shares; and proposed setting the “company termination fee” and “parent termination fee” at 3% of the cash contribution to be made by the Sponsor.

On October 4, 2025, White & Case shared with Gibson Dunn the previously requested information regarding Adjuvant Capital, which Gibson Dunn relayed to the Special Committee on the same date.

Later on the same date, following its review of the request and related information, the Special Committee approved Adjuvant Capital’s admission to the Consortium.

On October 5, 2025, Adjuvant Capital entered into a deed of adherence to the Consortium Agreement to join the Consortium as an additional rollover shareholder and intended to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Company. After the entry into the deed of adherence by Adjuvant Capital, the Consortium collectively owned 21,774,390 Ordinary Shares, collectively representing approximately 52.8% of the aggregate voting power in the Company. Concurrently with the execution of the deed of adherence, the Special Committee, the Company and Adjuvant Capital entered into the relevant confidentiality agreement.

On October 9, 2025, representatives of the Sponsor convened a meeting via video conference with representatives of Superstring Capital and during the meeting, Superstring Capital confirmed their willingness to join the Consortium and participate in the Proposed Transaction.

On October 10, 2025, Gibson Dunn provided the Special Committee with an issues list covering the key issues in White & Case’s revised draft of the Merger Agreement received on September 30, 2025.

On October 13, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Gibson Dunn walked the Special Committee through the list of key issues identified in the revised draft of the Merger Agreement. Members of the Special Committee asked various questions regarding these issues, to which representatives of Gibson Dunn responded. Following discussions, the Special Committee instructed Gibson Dunn to incorporate the points discussed into its markup of the revised draft of the Merger Agreement and to share the markup with White & Case. Duff & Phelps then updated the Special Committee on the progress and work plan of its financial due diligence and analysis. Members of the Special Committee asked questions on these matters, to which Duff & Phelps responded.

On October 14, 2025, the Company’s management provided the financial projections they prepared to Duff & Phelps, which Duff & Phelps then circulated to the Special Committee and Gibson Dunn.

On October 15, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps reviewed the financial projections it received from the Company’s management with the members of the Special Committee. Members of the Special Committee asked various questions regarding the projections and their underlying assumptions, which representatives of Duff & Phelps answered. Following these discussions, the Special Committee instructed Duff & Phelps to conduct a valuation analysis based on the projections provided by the Company’s management. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps also discussed the next steps of the Proposed Transaction.

Later on the same date, Gibson Dunn provided White & Case with a markup of the revised drafts of the Merger Agreement and the Ancillary Agreements.

On the same date, the Sponsor, upon internal discussions, decided to admit Superstring Capital, MSA Growth and Epiphron Capital into the Consortium subject to the Special Committee’s approval and instructed White & Case to work with them to obtain the rollover details and to finalize the required documents before reaching out to the Special Committee for approval.

Between October 16, 2025 and October 24, 2025, White & Case liaised with Superstring Capital, MSA Growth and Epiphron Capital to collect certain information about the potential consortium members and provided each of them a draft deed of adherence to join the Consortium Agreement and a draft confidentiality agreement among the Company, the Special Committee, and each of Superstring Capital, MSA Growth and Epiphron Capital.

On October 17, 2025, White & Case circulated to Gibson Dunn an issues list outlining the Consortium’s positions on key outstanding issues in the Merger Agreement, together with revised drafts of the Ancillary Agreements.

On October 20, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps updated the Special Committee on the progress and work plan of its financial due diligence and analysis. Members of the Special Committee asked questions on these matters, to which Duff & Phelps responded. At the request of the Special Committee, Gibson Dunn reported the status of the transaction documents and walked the Special Committee through the list of key issues received from White & Case on October 17, 2025. Members of the Special Committee asked various questions regarding these issues and other outstanding points in the Merger Agreement, to which representatives of Gibson Dunn responded. Following discussions, the Special Committee instructed Gibson Dunn to update the key issues list to reflect the Special Committee’s positions and share the updated list with White & Case.

Later on the same date, Gibson Dunn provided White & Case with an updated list of key issues and comments on the revised drafts of the Ancillary Agreements.

On October 24, 2025, representatives of Gibson Dunn and representatives of White & Case negotiated via video conference the outstanding issues identified in the updated key issues list circulated by Gibson Dunn on October 20, 2025. During the conference, Gibson Dunn and White & Case reached agreement, subject to approval by the Special Committee, on various matters in the Merger Agreement, including the scope of the Company’s non-solicitation obligations and the removal of the closing condition relating to the percentage of Dissenting Shares, with other issues such as the Board’s right to change its recommendation and terminate the Merger Agreement upon occurrence of certain intervening events, the “majority of minority” vote requirements, and the termination fee amounts remained subject to further negotiation.

On October 24, 2025, upon receipt of the required information and documentation, White & Case informed Gibson Dunn via email that Superstring Capital, MSA Growth and Epiphron Capital intended to join the Consortium and shared the draft confidentiality agreements with Superstring Capital, MSA Growth and Epiphron Capital, respectively, each in substantially the same form as those executed by the existing members of the Consortium. White & Case also provided Gibson Dunn with the background, shareholding information and means of participation of each of Superstring Capital, MSA Growth and Epiphron Capital, and requested the Special Committee’s approval of their admission. Gibson Dunn subsequently conveyed the request to the Special Committee.

On October 27, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps updated the Special Committee on the progress of its financial due diligence and valuation analysis. Members of the Special Committee asked questions on these matters, to which Duff & Phelps responded. Following discussions, the Special Committee authorized and directed Duff & Phelps to commence price negotiation with the Consortium based on its valuation analysis, including seeking an increase in the Buyer Group’s proposed purchase price. Gibson Dunn then provided an update on the status of the negotiation of transaction documents with White & Case. After discussions, the Special Committee instructed Gibson Dunn to continue negotiating the transaction documents with White & Case.

Later on the same date, the Special Committee approved the admission of Superstring Capital, MSA Growth and Epiphron Capital as members of the Consortium.

Later on the same date, each of Superstring Capital, MSA Growth and Epiphron Capital entered into a deed of adherence to the Consortium Agreement to join the Consortium as an additional rollover shareholder and intended to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Company. After the entry into the deeds of adherence by Superstring Capital, MSA Growth and Epiphron Capital, the Consortium collectively owned 21,988,169 Ordinary Shares, collectively representing approximately 53.35% of the aggregate voting power in the Company. Concurrently with the execution of the deeds of adherence, the Special Committee and the Company entered into the relevant confidentiality agreements with each of Superstring Capital, MSA Growth and Epiphron Capital, respectively.

On October 28, 2025, White & Case circulated to Gibson Dunn further revised drafts of the Merger Agreement and Ancillary Agreements, an updated issues list reflecting the negotiations between Gibson Dunn and White & Case on the outstanding matters in the Merger Agreement, and a copy of the Sponsor’s recent bank statement evidencing the sufficiency of the Sponsor’s funds to finance the cash portion of the Proposed Transaction and pay the termination fee if payable by Parent.

On October 29, 2025, Huaqin Xue, Crystal Peak Holdings Inc., Crystal Peak, Dave Liguang Chenn, Oceanpine, Adjuvant Capital Management, L.L.C., Adjuvant Capital GP, L.P., Adjuvant Capital, MSA China Growth Fund II GP, LLC, MSA Growth, Superstring Capital Management LP, Superstring Capital and Epiphron Capital (collectively, the “Buyer 13D Filing Persons”) jointly filed an amendment to the Schedule 13D with the SEC in connection with the expansion of the Consortium to include Adjuvant Capital, Superstring Capital, MSA Growth and Epiphron Capital.

On October 31, 2025, Duff & Phelps conveyed the Special Committee’s request for an increase in the Buyer Group’s proposed purchase price to White & Case via email.

On November 1, 2025, White & Case informed the Special Committee, Duff & Phelps and Gibson Dunn via email that the Buyer Group was willing to increase the purchase price to US$0.90 per Share in the spirit of cooperation and to provide greater value to all shareholders, despite the Company’s significant ongoing operational and market challenges.

Later on the same date, Gibson Dunn circulated further revised drafts of the Merger Agreement and Ancillary Agreements to White & Case.

On November 3, 2025, Gibson Dunn and White & Case continued negotiations and substantively finalized the terms of the Merger Agreement and the Ancillary Agreements, subject to approval by the Special Committee and the Board. The finalized draft of the Merger Agreement includes, among other things, (i) a “fiduciary out” mechanism that allows the Board to consider and recommend a superior proposal should one materialize on the terms and conditions set forth therein, (ii) qualification of the Company’s representations and warranties by the knowledge of Parent, Merger Sub, the Sponsor, the Sponsor’s affiliates and representatives of the Sponsor and its affiliates prior to the date of the Merger Agreement, and (iii) a US$550,000 “company termination fee” and a US$1,100,000 “parent termination fee.” The finalized drafts of the Ancillary Agreements obligate the Sponsor to fully fund the Proposed Transaction and guarantee the payment of the termination fee, if payable by Parent, in each case on the terms and conditions set forth therein.

On November 4, 2025, the Special Committee convened a meeting via video conference with representatives of Gibson Dunn and Duff & Phelps. Gibson Dunn first updated the Special Committee that Gibson Dunn and White & Case had substantially finalized the terms of the Merger Agreement and the Ancillary Agreements, subject to approval by the Special Committee and the Board. At the request of the Special Committee, Duff & Phelps next made a financial presentation to the Special Committee in connection with issuing its fairness opinion. Duff & Phelps discussed the Company’s financial performance and historical share trading price and provided a summary of the various financial analyses it had performed. Members of the Special Committee and Gibson Dunn asked questions regarding the valuation analyses, to which representatives Duff & Phelps responded. Thereafter, at the request of the Special Committee, Duff & Phelps verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Duff & Phelps’s written opinion, dated November 4, 2025, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the merger consideration of US$0.90 per Share to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders. Please see “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated November 4, 2025, is attached as Annex C to this proxy statement. Following a discussion of the terms of the Merger Agreement and the Ancillary Agreements, as well as Duff & Phelps’s presentation of its financial analyses and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement, the Plan of Merger and the Limited Guarantee, each substantially in the form of the drafts presented to the Special Committee, and the Transactions, and recommend that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.

Following the meeting of the Special Committee, the Board (other than Ms. Rui (Rachel) Yu, who recused herself from the Board meeting because she is a partner at Oceanpine Capital) convened a meeting via video conference, and based upon the unanimous recommendation of the Special Committee, and taking into account the other factors described below under the heading titled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 23, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the meeting of the Board and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board) (i) determined and declared that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and Unaffiliated Security Holders, and (ii) adopted resolutions approving the terms of the Merger Agreement, the Limited Guarantee and the transactions contemplated thereby.

Following the Board meeting, on the same date, the Company, Parent and Merger Sub executed and delivered the Merger Agreement, and the relevant parties executed and delivered the Ancillary Agreements. Concurrently, members of the Consortium executed and delivered the Interim Investors Agreement.

Later on the same date, the Company issued a press release announcing the execution of the Merger Agreement and the Limited Guarantee, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

Later on the same date, the Buyer 13D Filing Persons jointly filed an amendment to the Schedule 13D with the SEC in light of the entry into the definitive agreements for the Proposed Transaction, including the Merger Agreement and the Ancillary Agreements.

On November 14, 2025, NASDAQ filed a Form 25 with the SEC regarding the delisting of the Company’s securities from its exchange.

Reasons for the Merger and Recommendation of the Special Committee and the Board

The Special Committee and the Board believe that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance.

At a meeting on November 4, 2025, the Special Committee, after consultation with its financial advisor and legal counsel and due consideration, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and to consummate the Transactions, and (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions.

At a meeting on November 4, 2025, after careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the Board meeting because she is a partner at Oceanpine Capital, and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board), (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company, and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their decision to recommend the Merger Agreement and that the Merger is fair to the Unaffiliated Security Holders. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

●	the Special Committee’s and the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and their respective belief that the Merger is financially more favorable to the Unaffiliated Security Holders than any other alternative reasonably available to the Company and the Unaffiliated Security Holders;

●	the challenges faced by the Company, including, among other things:

▪	intense competition in the industries that the Company operates in, which could erode the Company’s growth potential and profitability and negatively impact the Company’s value;

▪	uncertainties regarding the ability of the Company to adapt to changes in market demand and public health conditions;

▪	the dependence on one product, the YSJATM rabies vaccine, to generate substantially all of the Company’s revenue in the near term;

▪	uncertainties regarding the ability of the Company to advance its product candidates through complex, costly, and uncertain development, manufacturing, and commercialization processes, all of which are subject to shifting priorities, external dependencies, and potential delays that could materially impact the Company’s business and financial outlook;

▪	uncertainties regarding the ability of the Company to navigate evolving and complex regulatory frameworks and maintain compliance with manufacturing and safety standards, which may restrict the Company’s ability to develop, commercialize, and sustain its product portfolio;

▪	ongoing financial pressures due to sustained losses, reliance on a single marketed product, substantial and increasing research, development and commercialization expenses, limited resources for pipeline expansion, and the need for additional funding to support product development and long-term profitability;

▪	potential adverse effects on the Company’s business, financial condition and results of operations caused by macroeconomic environment in China and globally and the challenges in the macroeconomic environment; and

▪	recent volatility and uncertainties in global equity markets;

●	the estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

●	the current and historical market prices of the Shares, and the fact that the Per Share Merger Consideration of US$0.90 offered to the Unaffiliated Security Holders represents a premium of approximately 15.4% to the closing price of the Shares on August 15, 2025, the last trading day before the Company received the Original Proposal, and a premium of approximately 16.6% to the average closing price of the Shares during the last 15 trading days prior to and including August 15, 2025;

●	the historical closing price of the Shares was as low as US$0.66 per Share (after giving effect to the 1-for-10 reverse stock split in October 2024 by the Company) during the 52-week period prior to the date on which the Company announced its receipt of the Original Proposal;

●	the recent delisting of the Company’s securities from NASDAQ and the very limited trading volume of the Shares on OTC Pink and associated depressed trading price;

●	the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$2 million per year on a recurring basis;

●	the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance matters;

●	the recognition that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance;

●	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business and financial information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which may help the Company’s actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be;

●	the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly traded company and the possibility of a sale of the Company to another buyer), the perceived potential benefits and risks of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account (i) the likelihood of being consummated, given the percentage ownership held by the Buyer Group and the Buyer Group’s expressed unwillingness to sell its Shares to any third party or support any competing bid to the Proposal, (ii) the business, competitive, industry, regulatory, litigation and market risks, (iii) the general sentiment towards U.S.-listed Chinese companies, and (iv) the absence of any proposals made by any unsolicited potential buyers since the announcement of the Original Proposal on August 18, 2025, other than the Proposal;

●	the fact that the consideration payable in the Merger is entirely in cash, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares;

●	the possibility that it could take a considerable period of time before the trading price of the Shares would reach and sustain at least the Per Share Merger Consideration of US$0.90, as adjusted for present value, and the possibility that such value might never be obtained;

●	the negotiations with respect to the merger consideration and the Special Committee’s belief that, following extensive negotiations with the Buyer Group, US$0.90 per Share was the highest price that the Buyer Group would agree to pay;

●	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

▪	the absence of a financing condition in the Merger Agreement;

▪	the fact that the Sponsor delivered an equity commitment letter, committing sufficient financing to complete the Merger, and the creditworthiness of the financing source;

▪	the Company’s ability, as set out in the Merger Agreement and the Equity Commitment Letter, to seek specific performance to prevent breaches of such agreements and to enforce specifically the terms of such agreements;

▪	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Parent will pay the Company a termination fee of US$1,100,000 (see “The Merger Agreement—Termination Fees” beginning on page 80 for additional information) and the guarantee of such payment obligation by the Sponsor pursuant to the Limited Guarantee; and

▪	the fact that the consummation of the Merger is not subject to any governmental or regulatory approvals;

●	the financial analysis reviewed by Duff & Phelps with the Special Committee, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on November 4, 2025 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion, dated November 4, 2025, to the Special Committee), as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares), as of the date thereof, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion (See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information). The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of the Shares (other than the Excluded Shares and the Dissenting Shares), including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as the Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of merger consideration as the Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Duff & Phelps’ opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors, based on which the Special Committee determines that the Merger is fair to the Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence; and

●	the fact that, since the Company’s announcement of its receipt of the Original Proposal from Oceanpine on August 18, 2025, and prior to the execution of the Merger Agreement, no third party had contacted the Company, the Special Committee or Duff & Phelps to explore any alternative transaction with the Company (for the avoidance of doubt, excluding the Proposal).

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

●	the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

●	in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and its advisors on behalf of the Unaffiliated Security Holders;

●	all members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger) and (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement;

●	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Duff & Phelps as its financial advisor, Gibson Dunn as its U.S. legal advisor and Maples as its Cayman Islands legal advisor;

●	the Special Committee was empowered to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions;

●	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisor, on the other hand;

●	the Special Committee held regular meetings to consider and review the terms of the Merger Agreement and the Transactions and was fully briefed throughout the process;

●	the recognition by the Special Committee that the Special Committee had no obligation to recommend the Merger or any other Transactions;

●	the fact that the Company is able, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of the approval of the Company’s shareholders of the Merger Agreement and the Transactions at the extraordinary general meeting convened for such purpose in order to enter into an alternative agreement with respect to an acquisition proposal that is a Superior Proposal;

●	the ability of the Special Committee to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement in the event of a Superior Proposal;

●	the ability of the Special Committee to evaluate bona fide unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent or its designees of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

●	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

●	approval of the Merger Agreement is not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group and given that the Buyer Group holds approximately 53.35% of the voting power of the total issued and outstanding Shares as of the date of this proxy statement, the Buyer Group has the ability to substantially influence the outcome of the matters to be voted upon at the extraordinary general meeting even if the Unaffiliated Security Holders overwhelmingly vote against the proposal to authorize and approve the Merger Agreement;

●	the significant portion of the voting power of the Shares owned by the Buyer Group may have discouraged, and may continue to discourage, other potentially interested parties from proposing to acquire the Company at a price that is higher than US$0.90 per Share;

●	the Unaffiliated Security Holders will have no on-going equity participation in the Company following the Merger, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

●	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

●	the historical closing price of the Shares is as high as US$8.37 per Share (after giving effect to the 1-for-10 reverse stock split in October 2024 by the Company) during the 52-week period prior to and including August 15, 2025, the last trading day before the Company received the Original Proposal;

●	the risks and costs to the Company if the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

●	the Company may be required, under certain circumstances, to pay Parent a termination fee of US$550,000 in connection with termination of the Merger Agreement;

●	the Company’s remedy in the event of a breach of the Merger Agreement by Parent and Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$1,100,000, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

●	the fact that members of the Buyer Group may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders (see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information);

●	the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

●	the taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors—U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes certain material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, based upon the totality of the information presented to and considered by it.

The Special Committee and the Board noted that the authorization and approval of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions are not subject to approval by a majority of the Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to the Unaffiliated Security Holders given, among other things, (i) that the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, (ii) the financial analysis performed by Duff & Phelps, and (iii) that various safeguards and protective measures have been adopted to ensure the procedural fairness of the Transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, the Plan of Merger and the Transactions, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsels and independent financial advisor for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the fairness of the Transactions, (c) the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions have been approved by all of the directors who are neither employees of the Company nor affiliated with the management of the Company or the Buyer Group, and (d) the right of the Company to evaluate bona fide unsolicited alternative acquisition proposals that may arise before the Company’s shareholders vote to approve the Merger.

In reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, the Special Committee considered financial analyses presented by Duff & Phelps. These analyses included, among other things, premiums analyses, discounted cash flows analysis, comparable companies analysis and precedent transactions analysis. The material analyses as presented to the Special Committee on November 4, 2025 are summarized below under the section entitled “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 34. The Special Committee and the Board expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

Neither the Special Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value for the reasons that (i) liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) it is impracticable to determine a liquidation value given the significant execution risk involved in any breakup of a company; (iii) an ongoing operation has the potential to become profitable, while a liquidated company does not, such that the “going-concern value” will be higher than the “liquidation value” of a company because the “going-concern value” includes the liquidation value of a company’s tangible assets as well as the value of its intangible assets, such as goodwill; and (iv) a liquidation process would involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation. Furthermore, the Company has no intention of liquidation and the Merger will not result in the liquidation of the Company. Each of the Special Committee and the Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value. Each of the Special Committee and the Board also considered the historical market prices of the Shares as described under the section entitled “Market Price of the Company’s Shares, Dividends and Other Matters—Market Price of the Shares” beginning on page 60. Each of the Special Committee and the Board considered the purchase prices paid in previous purchases as described under “Transactions in the Shares and Warrants” beginning on page 87.

Neither the Special Committee nor the Board, however, consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. The Company’s net book value per Share as of March 31, 2025 was approximately US$3.35 based on 20,766,531 Shares outstanding as of that date. See “Where You Can Find More Information” beginning on page 93 for a description of how to obtain a copy of the Company’s Annual Report.

The Company is not aware of any firm offers made by any unaffiliated person, other than the Buyer Group, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, by the Company’s shareholders, the Board, on behalf of the Company, considered the analysis and factors described above under this section and under “Special Factors — Background of the Merger” and expressly adopted such determination, recommendation and analysis. During its consideration of the Merger Agreement and the Transactions, the Board was also aware that some of the Company’s shareholders, including members of the Buyer Group, and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the Unaffiliated Security Holders generally, as described under the section entitled “Special Factors — Interests of Certain Persons in the Merger” beginning on page 51.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 15, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 23 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

For the foregoing reasons, the Company and the Board believe that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders.

Position of the Buyer Filing Persons as to the Fairness of the Merger

Under SEC rules governing “going-private” transactions, each Buyer Filing Person is required to express its belief as to the fairness of the Merger to the Unaffiliated Security Holders. Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Filing Persons as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions. The Buyer Filing Persons have interests in the Merger that are different from, and/or in addition to, those of the Unaffiliated Security Holders by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the caption “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Filing Persons.”

The Buyer Filing Persons believe that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to it, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to the Unaffiliated Security Holders. None of the Buyer Filing Persons or their respective affiliates participated in the deliberations of the Special Committee regarding, nor received any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Transactions, to the Unaffiliated Security Holders.

Furthermore, the Buyer Filing Persons did not undertake a formal evaluation of the fairness of the Transactions. No financial advisor provided the Buyer Filing Persons or their respective affiliates with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee and the Board discussed under the caption “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board,” the Buyer Filing Persons believe that the Transactions are substantively fair to the Unaffiliated Security Holders based on its consideration of the following factors, which are not listed in any relative order of importance:

●	the current and historical market prices of the Shares, including the fact that the Per Share Merger Consideration of US$0.90 offered to the Unaffiliated Security Holders represents a premium of approximately 15.4% to the closing price of the Shares on August 15, 2025, the last trading day before the Company received the Original Proposal, and a premium of approximately 16.6% to the average closing price of the Shares during the last 15 trading days prior to and including August 15, 2025;

●	the recent delisting of the Company’s securities from NASDAQ, the limited liquidity and limited trading volume of the Shares on OTC Pink, and the associated depressed trading price;

●	the Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board (other than Ms. Rui (Rachel) Yu who recused herself from the meeting of the Board and Dr. Hui (David) Shao who abstained from voting at the meeting of the Board) determined that the Merger contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Unaffiliated Security Holders;

●	the merger consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, which allows the Unaffiliated Security Holders to immediately realize certainty of value and liquidity without incurring brokerage and other costs typically associated with market sales and allows the Unaffiliated Security Holders not to be exposed to risks and uncertainties relating to the prospects of the Company;

●	notwithstanding that the Buyer Filing Persons may not rely upon the opinion provided by Duff & Phelps as the financial advisor to the Special Committee, the Special Committee received an opinion from Duff & Phelps, dated November 4, 2025, as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) in the Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion;

●	the Company, under certain circumstances, is able to specifically enforce the terms of the Merger Agreement, the Support Agreement, the Equity Commitment Letter and the Limited Guarantee;

●	pursuant to and subject to limitations set forth in the Limited Guarantee, the Sponsor has guaranteed to the Company the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to (i) the payment of Parent Termination Fee pursuant to Section 9.3(b) of the Merger Agreement and (ii) the reimbursement obligations of Parent pursuant to Section 9.3(c) of the Merger Agreement, subject to a cap of US$1,210,000;

●	the Merger is not conditioned on any financing being obtained by Parent or Merger Sub or the sufficiency of the available cash of the Company for the Merger, thus increasing the likelihood that the Merger will be consummated and the merger consideration will be paid to holders of the Shares (other than the Excluded Shares and Dissenting Shares);

●	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown in the PRC and globally and challenges in the macroeconomic environment;

●	the possibility that PRC-based U.S.-listed public companies would be subject to additional costs and burden of regulatory compliance by reason of any newly enacted law or regulation such as the Holding Foreign Companies Accountable Act;

●	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands; and

●	the recognition of the potential disadvantages that the Company would continue to face as an SEC-reporting public company, including, in addition to the costs and burden of regulatory compliance, continuing to be subject to the requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help the Company’s actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be.

The Buyer Filing Persons did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because the Buyer Filing Persons believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry, and therefore, in its view, is not a relevant measure in the determination as to the fairness of the Merger.

In the consideration of the fairness of the Merger, the Buyer Filing Persons did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Security Holders due to the impracticability of determining a liquidation value because the Buyer Filing Persons considered the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Buyer Filing Persons intend that the Company will continue to operate its business following the Merger. Therefore, the Buyer Filing Persons did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.

While the Buyer Filing Persons considered the Company’s current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters, the Buyer Filing Persons did not seek to establish a pre-Merger going concern value for the Shares to determine the fairness of the merger consideration to the Unaffiliated Security Holders because following the Merger, the Company will have a significantly different capital structure. Therefore, the Buyer Filing Persons do not believe that the going-concern value of the Company is an appropriate indicator to determine the fairness of merger consideration payable in the Merger to the Unaffiliated Security Holders. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the Shares, the merger consideration represented a premium to the going concern value of the Company.

The Buyer Filing Persons are not aware of, and thus did not consider, any firm offers made by any unaffiliated person, other than the Buyer Group, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The Buyer Filing Persons did not perform or receive any independent reports, opinions or appraisals from any third party related to the Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders.

The Buyer Filing Persons believe that the transactions contemplated by the Merger Agreement, including the Merger, are procedurally fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

●	the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

●	in considering the Transaction with the Buyer Filing Persons, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Filing Persons and its advisors on behalf of the Unaffiliated Security Holders;

●	all members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any Buyer Filing Person; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger) and (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement;

●	the Special Committee retained and was advised by its independent legal and financial advisors who are experienced in advising committees such as the Special Committee in similar transactions;

●	the Special Committee was empowered to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions;

●	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisor, on the other hand;

●	the Special Committee held regular meetings to consider and review the terms of the Merger Agreement and the Transactions and was fully briefed throughout the process;

●	the recognition by the Special Committee and the Board that they had no obligation to recommend the approval and authorization of the Merger Agreement and the transactions contemplated thereby, including the Merger, or any other transaction and under the delegation of authority by the Board to the Special Committee, the Merger Agreement and the transactions contemplated thereby require approval from the Special Committee;

●	the fact that the Company is able to, subject to compliance with the terms and conditions of the Merger Agreement, terminate the Merger Agreement prior to the receipt of the approval of the Company’s shareholders of the Merger Agreement and the Transactions at the extraordinary general meeting convened for such purpose in order to enter into an alternative agreement with respect to an acquisition proposal that is a Superior Proposal;

●	the ability of the Special Committee to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement in the event of a Superior Proposal;

●	the ability of the Special Committee to evaluate bona fide unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent or its designees of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

●	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Buyer Filing Persons noted that the consummation of the Merger is not subject to approval by a majority of the Unaffiliated Security Holders as Cayman Islands Companies Act does not require such approval. The Buyer Filing Persons believe these factors are nonetheless counterbalanced by the other procedural safeguards described above; as a whole, the Merger is fair to the Unaffiliated Security Holders.

The foregoing discussion of the information and factors considered and given weight by the Buyer Filing Persons in connection with its evaluation of the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders is not intended to be exhaustive, but is believed to include all material factors considered by the Buyer Filing Persons. The Buyer Filing Persons found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders. Rather, the Buyer Filing Persons made the fairness determinations after considering all of the foregoing factors as a whole. The foregoing considerations, however, are not intended to be and should not be construed as a recommendation by the Buyer Filing Persons to the Unaffiliated Security Holders as to how such Unaffiliated Security Holders should vote with respect to the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, the Company’s management prepared the Management Projections (as defined below) for the Special Committee and Duff & Phelps in connection with the financial analysis for the Merger. These Management Projections, which were based on the Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use and for use by Duff & Phelps in its financial analysis, and were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or United States generally accepted accounting principles (“GAAP”).

The Management Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the Management Projections, the Company’s management considered historical performance, combined with estimates regarding revenue, gross profit, operating (loss) / income and net (loss) / income. Although the Management Projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by the management that the management believed were prepared on a reasonable basis, reflected the best estimates and judgments available at that time and presented, to the best of the management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and shareholders are cautioned not to place undue reliance on the prospective financial information. In addition, factors such as industry performance, the market for the Company’s existing and new products and services, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, and other factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections.

In addition, the Management Projections generally do not consider any circumstances or events occurring after the date that they were prepared. For instance, the Management Projections do not give effect to completion of the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the Management Projections were prepared. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be significantly different from those contained in the projections.

Neither the Company, its independent registered public accounting firm, nor any other independent accounts have examined, compiled, or performed any procedures with respect to the Management Projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability. The Management Projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the Special Committee and Duff & Phelps, and are not included in this proxy statement in order to induce any shareholders to vote in favor of approval of the Merger Agreement or to elect not to seek appraisal for its, his or her Shares.

The following table sets forth the Management Projections prepared by the Company’s management and considered by the Special Committee and Duff & Phelps in connection with their analysis of the Proposed Transaction:

	Management Projections
	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P
	(in RMB millions except percentages)
Revenue	516.47	517.70	520.56	519.46	528.40	546.36	562.52	578.46
Cost of Revenue	(111.69)	(114.48)	(112.81)	(107.73)	(106.17)	(104.91)	(103.61)	(105.48)
Gross Profit	404.78	403.23	407.75	411.73	422.24	441.45	458.91	472.98
Margin %	78.37%	77.89%	78.33%	79.26%	79.91%	80.80%	81.58%	81.77%
EBIT	(58.51)	(3.46)	23.25	31.20	35.90	47.28	54.21	58.55
Margin %	-11.33%	-0.67%	4.47%	6.01%	6.79%	8.65%	9.64%	10.12%
Capital Expenditures	34.00	9.00	8.50	9.00	10.00	11.00	12.00	13.00
Net Working Capital	321.69	366.04	383.89	377.99	394.49	418.31	423.13	434.20

Notes:

(1)	“EBIT” means the Company’s earnings before interest and taxes, which is adjusted to exclude public company costs and non-recurring items as provided by the management of the Company.

(2)	Capital expenditures include acquisition of property, plant and equipment.

Duff & Phelps, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analysis that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated November 4, 2025” filed as Exhibit (c)-(2) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 34.

In preparing the Management Projections, the Company’s management necessarily made certain assumptions about future financial factors affecting the Company’s business, including, primarily:

●	the Company will be able to successfully deliver its products while maintaining consistent and high-quality operations;

●	demand for the Company’s products will continue in line with management’s expectations;

●	the Company’s effective tax rate is assumed to be in line with management’s expectations, primarily taking into account the preferential income tax rate of 15% for entities qualified as high and new technology enterprises, which are subject to periodic qualification review by the relevant PRC tax authorities, and the PRC statutory income tax rate of 25% for other Chinese operating entities, where applicable;

●	the Renminbi and the overall economy in China will generally remain stable;

●	there will be no material adverse change in the competition, the industry, and relevant regulations affecting the Company;

●	there will be no material adverse change in government regulations of the industry or the financial markets in general; and

●	there is no material adverse change in the financial condition and prospects of the Company.

Opinion of the Special Committee’s Financial Advisor

Pursuant to the D&P Engagement Letter, Duff & Phelps was retained to serve as the Special Committee’s independent financial advisor and to deliver a fairness opinion in connection with the Merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

At a meeting of the Special Committee on November 4, 2025, Duff & Phelps rendered its oral opinion (which was confirmed in writing by the delivery of Duff & Phelps’ written opinion, dated as of November 4, 2025, addressed to the Special Committee) to the Special Committee that, as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Merger, was fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Shares other than in their capacity as holders of Shares). No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated November 4, 2025, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of the opinion of Duff & Phelps set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The holders of Shares are urged to read the opinion in its entirety. Duff & Phelps’ written opinion is addressed to the Special Committee (in its capacity as such), is directed only to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and does not constitute, a recommendation to any holder of Shares as to how such holder should vote or act with respect to the Merger or any other matter. Duff & Phelps did not recommend any specific amount of consideration for the Merger, that any specific amount of consideration constituted the only appropriate consideration for the Merger, or that the Per Share Merger Consideration was the best price possibly attainable under any circumstances. Duff & Phelps has consented to the inclusion of its opinion in its entirety, the presentation materials, and the descriptions thereof in this proxy statement and any other filing the Company is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law.

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render its opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

●	Reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended March 31, 2023 through March 31, 2025;

●	Reviewed certain unaudited and segment financial information for the Company for the years ended March 31, 2023 through March 31, 2025 and the five months ended August 31, 2024 and August 31, 2025, provided to Duff & Phelps by the management of the Company and which the management of the Company identified as being the most current financial statements available;

●	Reviewed a detailed financial projection model for the Company for the years ending March 31, 2026 through March 31, 2033, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

●	Reviewed other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

●	Reviewed a letter dated November 3, 2025 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

●	Reviewed a draft of the Merger Agreement dated October 31, 2025

●	Discussed the information referred to above and the background and other elements of the Merger with the management of the Company;

●	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

●	Reviewed the historical trading price and trading volume of the Shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

●	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

●	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the consent of the Company and the Special Committee:

●	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

●	Relied upon the fact that the Special Committee, the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken, and did not independently verify such information;

●	Assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections, including, without limitation, the Management Projections, or the underlying assumptions thereof;

●	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

●	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

●	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

●	Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

●	Assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

●	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps has prepared its opinion effective as of November 4, 2025. Its opinion was necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of November 4, 2025, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after November 4, 2025.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares (or anything else) prior to or after the announcement or the consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the Merger. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the Board or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) does not indicate that the Per Share Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration in the Merger is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps’ opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with its opinion shall be limited in accordance with the terms set forth in the D&P Engagement Letter. Duff & Phelps’ opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the D&P Engagement Letter.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of Duff & Phelps’ opinion, attached hereto as Annex C. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected future unlevered free cash flows attributable to the Company for the fiscal years ending March 31, 2026 through March 31, 2033, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders, which is determined by adjusting earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for taxes, capital expenditures, and changes in working capital. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows using a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps used and relied upon the Management Projections, which are described in this proxy statement in the section entitled “Special Factors—Certain Financial Projections” beginning on page 33. The costs associated with the Company being a publicly-listed company, as provided by the management of the Company, were excluded from the Management Projections because such costs would likely be eliminated as a result of the Merger.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2033 (the “Terminal Value”) using a perpetuity growth formula assuming terminal growth rate of 3.0%, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 11.5% to 13.5%, reflecting Duff & Phelps’ estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB 401.60 million to RMB 510.70 million and a range on implied values of the Company’s Shares of US$0.64 to US$1.01.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies used for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions used for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and the selected merger and acquisition transactions analyses are subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the vaccine industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The six companies included in the selected public company analysis in the vaccine industry were:

●	Ab&B Bio-Tech CO., LTD. JS

●	AIM Vaccine Co., Ltd.

●	CanSino Biologics Inc.

●	Clover Biopharmaceuticals, Ltd.

●	Kamada Ltd.

●	Sanofi

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2025, 2026 and 2027 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the calendar year ends for which information was available. Data related to the Company’s EBITDA were adjusted for purposes of this analysis to eliminate public company costs, transaction costs and non-recurring income (expenses).

Due to the limited comparability of the selected public companies’ financial metrics relative to the Company, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH					EBITDA GROWTH					EBITDA MARGIN
	2-YR					2-YR					2-YR
Company Name	CAGR	LTM	2025	2026	2027	CAGR	LTM	2025	2026	2027	AVG	LTM	2025	2026	2027

Ab&B Bio-Tech CO., LTD. JS	NA	517.0%	NA	NA	NA	NA	NM	NA	NA	NA	NM	-50.4%	NA	NA	NA
AIM Vaccine Co., Ltd.	0.8%	6.6%	NA	NA	NA	NM	NM	NA	NA	NA	-62.5%	-7.3%	NA	NA	NA
CanSino Biologics Inc.	-41.8%	29.8%	20.0%	40.4%	43.1%	NA	NA	NA	223.3%	73.8%	-188.1%	-3.4%	13.4%	30.8%	37.4%
Clover Biopharmaceuticals, Ltd.	NM	79.2%	NA	NA	NA	NM	NM	NA	NA	NA	NM	NM	NA	NA	NA
Kamada Ltd.	11.6%	9.7%	12.7%	8.3%	9.6%	39.3%	35.2%	19.1%	11.7%	37.0%	16.0%	22.7%	21.3%	21.9%	27.4%
Sanofi	4.8%	15.7%	6.7%	7.9%	5.6%	-5.5%	19.5%	11.1%	8.2%	7.5%	28.8%	26.8%	29.8%	29.9%	30.5%

Mean	-6.2%	109.7%	13.1%	18.9%	19.4%	16.9%	27.4%	15.1%	81.1%	39.4%	-51.4%	-2.3%	21.5%	27.5%	31.7%
Median	2.8%	22.7%	12.7%	8.3%	9.6%	16.9%	27.4%	15.1%	11.7%	37.0%	-23.3%	-3.4%	21.3%	29.9%	30.5%

The Company	-5.4%	NA	-16.0%	0.2%	0.6%	NM	NA	NM	NM	39.0%	-17.9%	-11.8%	-0.7%	8.3%	11.5%

	ENTERPRISE VALUE AS MULTIPLE OF
	LTM		2025		2026		2027		LTM		2025		2026		2027
Company Name	EBITDA		EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue		Revenue

Ab&B Bio-Tech CO., LTD. JS	NM		NA		NA		NA		NM		NA		NA		NA
AIM Vaccine Co., Ltd.	NM		NA		NA		NA		4.76	x	NA		NA		NA
CanSino Biologics Inc.	NM		NM		28.9	x	16.7	x	13.52	x	12.94	x	9.22	x	6.44	x
Clover Biopharmaceuticals, Ltd.	NM		NA		NA		NA		NM		NA		NA		NA
Kamada Ltd.	8.7	x	8.6	x	7.7	x	5.7	x	2.05	x	1.92	x	1.77	x	1.62	x
Sanofi	8.5	x	7.9	x	7.3	x	6.8	x	2.33	x	2.43	x	2.25	x	2.13	x

Mean	8.6	x	8.3	x	14.7	x	9.7	x	5.67	x	5.76	x	4.41	x	3.40	x
Median	8.6	x	8.3	x	7.7	x	6.8	x	3.54	x	2.43	x	2.25	x	2.13	x

Notes:

The Company’s EBITDA is adjusted to exclude public company costs, transaction costs and non-recurring items as provided by the management of the Company.

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents) - (Net Non-Operating Assets)

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

NM = Not Meaningful

NA = Not Available

Source: Capital IQ, Bloomberg, company Filings, annual and interim Reports.

Selected M&A Transactions Analysis. Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger, and the availability of public information related to the transaction. The selected vaccine industry transactions indicated enterprise value to LTM revenue multiples ranging from 0.55x to 3.66x with a median of 2.28x and enterprise value to LTM EBITDA multiples ranging from 3.0x to 7.5x with a median of 4.5x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Selected M&A Transaction Analysis
(US$ in millions)
			Enterprise	LTM	LTM	EBITDA	EV /		EV /
Announced	Target Name	Acquirer Name	Value	Revenue	EBITDA	Margin	Revenue		EBITDA
7/28/2025	Bavarian Nordic A/S	Permira Advisers Ltd.; Nordic Capital Epsilon Sca Sicav-raif	$2,587	$1,016	$345	34.0%	2.55	x	7.5x
6/12/2025	CureVac N.V.	BioNTech SE	$795	$566	$266	47.0%	1.40	x	3.0x
2/7/2025	Mitsubishi Tanabe Pharma Corporation	Bain Capital Private Equity, LP	$3,373	$3,437	($362)	-10.5%	0.98	x	NM
3/13/2025	Endo, Inc. (nka:Endo LP)	Mallinckrodt PLC	$4,010	$1,760	($13)	-0.8%	2.28	x	NM
3/29/2023	GreenLight Biosciences, Inc.	Fall Line Capital, LLC; Fall Line Endurance Fund, Lp	$38	$10	($146)	NM	3.66	x	NM
12/20/2021	sanofi-aventis Pakistan Limited (nka:Hoechst Pakistan Limited)	Packages Limited; Ali Gohar & Co. (Pvt) Ltd; IGI Investments (Private) Limited	$43	$79	$10	12.3%	0.55	x	4.5x
1/21/2021	Sanofi Bangladesh Limited (nka:Synovia Pharmaceuticals PLC.)	Beximco Pharmaceuticals Limited	$101	$35	NA	NA	2.84	x	NA
Mean							2.04	x	5.0x
Median							2.28	x	4.5x

Notes:

LTM = Latest Twelve Months

Source: Capital IQ, Bloomberg, company filings, press releases

Summary of Selected Public Companies /M&A Transactions Analyses

Duff & Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections entitled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.

Summary of Financial Analysis

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was within a range of RMB 401.60 million to RMB 510.70 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be RMB 188.20 million to RMB 297.30 million by:

●	adding cash and cash equivalents of RMB 120.13 million;

●	deducting bank loans and other borrowings of RMB 333.53 million.

Based on the foregoing analysis, Duff & Phelps estimated the value of each Share to range from US$0.64 to US$1.01 as of the date of its fairness opinion.

Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Merger was within the range of the per Share value indicated in its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$300,000, consisting of a non-refundable retainer of US$150,000 payable upon engagement and US$150,000 payable upon Duff & Phelps’ delivery of its opinion to the Special Committee.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of the Proposed Transaction or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expense (including the fees and expenses of outside counsel) incurred in connection with the rendering of its opinion, not to exceed US$50,000.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board are aware of these fee arrangements.

Other than this engagement to render its opinion to the Special Committee, during the two years preceding the date of its opinion, Duff & Phelps and its affiliates have not had any material relationship with the Company or any of its affiliates for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Purposes of and Reasons for the Merger

The Buyer Filing Persons

Under the SEC rules governing “going private” transactions, each Buyer Filing Person is deemed to be engaged in a “going private” transaction and required to express its reasons for the Merger to Unaffiliated Security Holders.

Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Filing Persons, the purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company, in a transaction in which the Shares (other than the Excluded Shares and the Dissenting Shares) will be cancelled and cease to exist in exchange for US$0.90 per Share, without interest and net of any applicable withholding taxes, so Parent will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow the Buyer Filing Persons which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Filing Persons” and at the same time enable certain members of the Buyer Filing Persons to retain or maintain their management leadership with the Surviving Company.

The Buyer Filing Persons believes that the operating environment has changed in a significant manner since the Company’s initial business combination in 2023. In particular:

●	the factors noted under the heading “Risk Factors” in the Company’s Annual Report incorporated by reference hereto;

●	companies that primarily operate in China whose securities are listed on U.S. securities exchanges may be subject to additional costs and burdens to comply with various proposals (if enacted) relating to changes in listing and compliance rules in the future;

●	the inherent misalignment between the public market’s focus on short-term financial performance and the Company’s extended research, development, and commercialization cycle, as well as its commitment to sustainable long-term profitability; and

●	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the recent economic slowdown in China and globally and challenges in the macroeconomic environment.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Filing Persons are of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business, and willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Filing Persons believe that these strategies would be most effectively implemented in the context of a private company structure. Following the Merger, as a privately held company, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term period-to-period performance.

As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Company will no longer be required to publicly disclose a considerable amount of business information which may reduce the Company’s competitive advantage or negotiation leverage against the Company’s competitors, customers, lenders or vendors, as the case may be. The need for the management of the Company to be responsive to Unaffiliated Security Holders’ concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract management’s time and attention from the effective operation and improvement of the business.

The Buyer Filing Persons decided to undertake the going private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company, as described above. In the course of considering the going-private transaction, the Buyer Filing Persons did not consider alternative transaction structures because the Buyer Filing Persons believed the Merger was the most direct and effective way to enable the Buyer Filing Persons to acquire ownership and control of the Company.

The Company

The Company’s purpose for engaging in the Merger is to enable its shareholders to receive US$0.90 per Share, without interest and net of any applicable withholding taxes. The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board described in detail under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 23.

Effects of the Merger on the Company

Private Ownership

The Shares are currently listed for quotation on OTC Pink under the symbol “LSBCF”. The Company Warrants are currently listed for quotation on OTC Pink under the symbol “LSBWF”. It is expected that, following the consummation of the Merger, the Company, as the Surviving Company, will cease to be a publicly traded company and will instead become a private company beneficially owned by the Buyer Group.

Following the completion of the Merger, the Shares and the Company Warrants will no longer be listed for quotation on any public market place or quotation system, including OTC Pink, and price quotations with respect to sales of the Shares and the Company Warrants in the public market will no longer be available. In addition, registration of Shares and Company Warrants under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares and Company Warrants are not listed on a national securities exchange and there are fewer than 300 record holders of Shares and Company Warrants, respectively. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the Shares and Company Warrants under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result, the Company will no longer incur the costs and expenses of complying with such requirements. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the Merger, each Share, other than the Excluded Shares and the Dissenting Shares, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration in cash per Share without interest and net of any applicable withholding taxes. At the Effective Time, (a) the Excluded Shares will be cancelled for no consideration or distribution therefor and (b) the Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the fair value of such Shares as determined by the Grand Court of the Cayman Islands in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders of the Company, other than the Buyer Group, will no longer have any equity interest in, or be shareholders of, the Company upon completion of the Merger. As a result, the Company’s shareholders, other than the Buyer Group, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders, other than the Buyer Group, will not be exposed to the risk of loss in relation to their investment in the Company.

From and after the Effective Time, each Company Warrant will, by virtue of the Merger, be treated in the manner as set forth in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

At or prior to the Effective Time, the Company will terminate the Share Incentive Plans and all award agreements entered into under the Company Options and Company RSUs, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

Directors and Management of the Surviving Company

If the Merger is completed, the current memorandum and articles of association of the Company will be replaced in their entirety by the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time except that, at the Effective Time, (a) all references therein to the name of the Surviving Company shall be amended to “LakeShore Biopharma Co., Ltd,” (b) all references therein to the authorized share capital of the Surviving Company will be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association will include such indemnification, advancement of expenses and exculpation provisions as required by the Merger Agreement. In addition, the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall, from and after the Effective Time, be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

●	the receipt by the Unaffiliated Security Holders of US$0.90 per Share in cash, representing a premium of approximately 15.4% to the closing price of US$0.78 per Share as quoted by NASDAQ on August 15, 2025, the last trading day prior to August 18, 2025, the date on which the Company received the Original Proposal, and a premium of approximately 16.6% to the average closing price of the Shares during the last 15 trading days prior to and including August 15, 2025; and

●	certainty to exit in cash at US$0.90 per Share, in light of the uncertainties in the macro environment and volatilities in the capital markets; and

●	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger as well as the uncertainties and risks associated with growing existing and new businesses of the Company.

The primary detriments of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

●	such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any;

●	in general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 55 for additional information; and

●	the highest historical closing price of the Shares was US$101.4 per share (after giving effect to the 1-for-10 reverse stock split in October 2024 by the Company) since the Company became publicly listed on NASDAQ on March 17, 2023, and the highest closing price of the Shares was US$8.37 per share (after giving effect to the 1-for-10 reverse stock split in October 2024 by the Company) during the 52-week period prior to August 15, 2025, the last trading day before the Company received the Original Proposal, both of which exceed the Per Share Merger Consideration.

The primary benefits of the Merger to the Company’s directors and executive officers include, without limitation, the following:

●	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” of this proxy statement;

●	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company;

●	the conversion of certain Company Options held by certain of the Company’s executive officers into the right to receive future equivalent equity incentive awards of Parent; and

●	the compensation at a rate of US$13,334 (or US$10,000 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the chairperson of the Special Committee (up to a maximum amount of US$58,335) and US$10,000 (or US$6,250 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the other members of the Special Committee (up to a maximum amount of US$40,625), respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger).

The primary detriments of the Merger to the Company’s directors and executive officers include, without limitation, the following:

●	such directors and executive officers, to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

●	in general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the Merger to the Buyer Filing Persons include the following:

●	if the Company successfully executes its business strategies, the value of the Buyer Filing Persons’ equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent;

●	the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term;

●	the management of the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

●	the management of the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

●	the Company will be able to introduce new products or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts;

●	there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$2 million per year on a recurring basis. The Buyer Filing Persons will be able to enjoy the benefit of such cost savings.

The primary detriments of the Merger to the Buyer Filing Persons include the following:

●	all of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by the Buyer Filing Persons;

●	the business risks facing the Company, including increased competition and government regulation, will be borne by the Buyer Filing Persons; and

●	an equity investment in the Surviving Company by the Buyer Filing Persons following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

The Company’s Net Book Value and Net Loss

Parent and Merger Sub do not currently own any interest in the Company. Immediately after the closing of the Merger, Parent will own 100% of the outstanding equity interest in the Surviving Company, and each Buyer Filing Person will have a direct or indirect interest in the Company’s net book value and net earnings in proportion to such Buyer Filing Person’s direct or indirect ownership interest in the Surviving Company. The Company’s net loss attributable to shareholders for the fiscal year ended March 31, 2025 was approximately US$13.9 million and the Company’s net book value as of March 31, 2025 was approximately US$69.6 million.

The table below sets out the direct or indirect share in the Company’s net book value and net loss for the Buyer Filing Persons and the Other Rollover Shareholders before and immediately after the Merger, based on the historical net book value and net loss of the Company as of and for the fiscal year ended March 31, 2025.

	Ownership Prior to the Merger(1)				Ownership After the Merger(1)
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentage)
Parent	—	—	—	—	69,600	100	(13,900)	100
Merger Sub	—	—	—	—	—	—	—	—
The Sponsor	70	0.1	(18)	0.1	32,555	46.8	(6,502)	46.8
Oceanpine Investment	693	1.0	(138)	1.0	693	1.0	(138)	1.0
Dave Liguang Chenn	766	1.1	(156)	1.1	33,248	47.8	(6,640)	47.8
Crystal Peak	35,501	51.0	(7,090)	51.0	35,501	51.0	(7,090)	51.0
Crystal Holdings	35,501	51.0	(7,090)	51.0	35,501	51.0	(7,090)	51.0
Huaqin Xue	35,501	51.0	(7,090)	51.0	35,501	51.0	(7,090)	51.0
Other Rollover Shareholders	851	1.2	(170)	1.2	851	1.2	(170)	1.2

Note:

(1)	Ownership percentages are based on 41,212,693 Shares outstanding as of the date of this proxy statement.

Plans for the Company after the Merger

Following the completion of the Merger, Parent will own 100% of the equity interest in the Surviving Company. The Buyer Filing Persons anticipate that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the Shares and Company Warrants, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of OTC Pink and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Except as set forth in this proxy statement and transactions already under consideration by the Company, the Buyer Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the following:

●	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

●	sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

●	any other material changes in the Company, including with respect to the Company’s corporate structure or business.

However, after the Effective Time, the Buyer Filing Persons and the Surviving Company’s management and directors will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. The Buyer Filing Persons expressly reserve the right to make any changes they deem appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on August 28, 2025 in response to the receipt of the Original Proposal and the Proposal on August 18, 2025 and August 26, 2025, respectively. In light of (i) the express intention of the Buyer Group not to sell the Shares held by it to any third party and the beneficial ownership of the Rollover Shareholders of approximately 53.35% of the voting power of the total issued and outstanding Shares as of the date of this proxy statement, and (ii) the fact that, since the announcement of the Original Proposal and prior to the entry into the Merger Agreement, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or the purchase of all or a substantial portion of the Company’s voting securities that would enable such person to exercise control of or significant influence over the Company (for the avoidance of doubt, excluding the Proposal), the Special Committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Group. The Special Committee also took into account that prior to the receipt of shareholder approval, the Company may, subject to compliance with the terms and conditions of the Merger Agreement, terminate the Merger Agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee to the extent provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement to, subject to the terms and conditions thereunder, respond to an alternative transaction proposed by a third party that is or is reasonably expected to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

In addition, the Special Committee also considered the alternative for the Company to remain as a public company. However, based on the considerations set forth in the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 23, the Special Committee and the Board have concluded that it is more beneficial to the Unaffiliated Security Holders for the Company to enter into the Merger Agreement and pursue the consummation of the Transactions, and become a private company rather than to remain a public company.

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Plan of Merger and the Transactions were not authorized and approved by the shareholders of the Company or if the Merger were not completed for any other reason, the shareholders of the Company would not receive any payment for their Shares in connection with the Merger, nor would the holders of any Company Options or Company RSUs receive any payment pursuant to the Merger Agreement and the Plan of Merger, nor would any Company Options or Company RSUs be assumed and converted into equity incentive awards of the Parent. In addition, the Company would remain a publicly-traded company and the Shares and Company Warrants would continue to be listed for quotation on OTC Pink for so long as the Company continued to meet OTC Pink listing requirements, and the Company would remain subject to SEC reporting obligations. The Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares and Company Warrants. In addition, if the Merger is not completed, you may be subject to the risks in relation to the future value of the Shares and Company Warrants, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances in which the Merger Agreement is terminated, the Company may be required to pay Parent or its designees a termination fee of US$550,000, or Parent may be required to pay the Company or its designees a termination fee of US$1,100,000, in each case, as described under the caption “The Merger Agreement—Termination Fees” beginning on page 80.

 If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review, among other things, the business, operations, dividend policy, and capitalization of the Company and make such changes as it deems appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement were not approved by the shareholders or if the Merger were not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The Company and the Buyer Filing Persons estimate that the total amount of funds necessary to complete the Merger and the Transactions, excluding payment of fees and expenses in connection with the Merger, would be approximately US$17.3 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders in connection with the Transactions.

The Buyer Group expects to provide this amount through cash contribution by the Sponsor as contemplated by the Equity Commitment Letter. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide the equity financing in an aggregate amount of US$17,302,071.60 to Parent to finance the Merger.

Equity Financing

Pursuant to the Equity Commitment Letter, the Sponsor has committed, subject to the terms and conditions therein, to pay or cause to be paid to Parent in immediately available funds at or prior to the Effective Time an aggregate cash amount of US$17,302,071.60 (the “Commitment”). Such funds to be used by Parent to (i) fund payment of the total amount of the Merger Consideration (as defined in the Merger Agreement) to consummate the Merger pursuant to and in accordance with the Merger Agreement, and (ii) pay all other amounts required to be paid by Parent and Merger Sub pursuant to and in accordance with the Merger Agreement, together with all related fees and expenses of Parent and Merger Sub payable in connection with the Merger and the other transactions contemplated by the Merger Agreement.

The funding of the Sponsor’s equity commitment under the Equity Commitment Letter is conditioned upon (i) the satisfaction or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing of the Merger but subject to the prior or substantially concurrent satisfaction or waiver by Parent of such conditions), and (ii) the substantially contemporaneous consummation of the Merger in accordance with the Merger Agreement, and (iii) the substantially simultaneous consummation of the cancellation of the Rollover Shares pursuant to the Support Agreement, provided, that if the Company is awarded specific performance to effect the closing of the Merger in accordance with the Merger Agreement, the conditions set forth in the items (i) to (iii) will be deemed satisfied.

The obligation of the Sponsor to fund the Commitment under the Equity Commitment Letter will terminate automatically and immediately upon the earlier to occur of (i) the consummation of the closing of the Merger and the payment by Parent and Merger Sub of all amounts required to be made by them under the Merger Agreement, and (ii) the valid termination of the Merger Agreement in accordance with its terms.

The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent of its right to seek specific performance of the committed financing pursuant to the terms and subject to the conditions of the Equity Commitment Letter.

Limited Guarantee

Concurrently with the execution and delivery of the Merger Agreement, the Sponsor executed and delivered the Limited Guarantee, in favor of the Company. Under the Limited Guarantee, the Sponsor has guaranteed in favor of the Company, subject to the maximum amount of US$1,210,000 (the “Maximum Amount”), and certain limitations provided therein, (i) the payment of the Parent Termination Fee (as defined in the Merger Agreement), and (ii) the reimbursement obligations of Parent pursuant the Merger Agreement.

The Limited Guarantee provided by the Sponsor will terminate on the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms under circumstances in which none of the guaranteed obligations are payable, (iii) all of the guaranteed obligations payable under the Limited Guarantee having been paid in full by Oceanpine Capital, and (iv) 120 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to pay the Parent Termination Fee if the Company has not presented a written claim for payment of any guaranteed obligation to the Sponsor by such day, provided that if the Company has presented such claim to the Sponsor by such date, the Limited Guarantee shall terminate upon the earlier of (x) the date on which such claim is finally resolved and payment in full of any amounts required to be paid in respect of such final resolution, and (y) a written agreement terminating the Limited Guarantee (and payment in full of any amounts required to be paid in respect of such resolutions).

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Parent. Pursuant to the Support Agreement, among other things, (i) each Rollover Shareholder will vote, or cause to be voted, all of the Rollover Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and against any competing transaction or any action or transaction that could reasonably be expected to interfere with, delay or adversely affect the Merger Agreement, the Plan of Merger and the Transactions, and (ii) the Rollover Shares beneficially owned by it will, immediately prior to the closing of the Merger, be cancelled for no consideration in accordance with the Merger Agreement in exchange for the right to receive newly issued ordinary shares in Parent.

The Company is an express third-party beneficiary of certain provisions of the Support Agreement, and is entitled to specific performance of certain terms thereof (in addition to any other available remedy at law or in equity). The consummation of the subscription and issuance of shares in Parent equal to the respective number of Rollover Shares to the Rollover Shareholders is subject to the satisfaction in full (or waiver) of each of the conditions to the Company’s, Parent’s and Merger Sub’s obligations to consummate the Merger (other than those to be satisfied at the closing of the Merger). Subject to the foregoing, the rollover closing will take place immediately prior to the closing of the Merger. The Support Agreement will terminate upon the first to occur of (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms; and (iii) the written agreement of such Rollover Shareholder, Parent and the Company, subject to certain exceptions set forth in the Support Agreement.

Interim Investors Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholders, Parent and Merger Sub entered into the Interim Investors Agreement, which governs the relationship among the parties thereto with respect to the Merger Agreement and matters relating thereto until the termination of the Merger Agreement or consummation of the Merger.

The Interim Investors Agreement provides for, among other things, subject to certain limitations or exceptions therein, (i) the mechanism for making decisions relating to the Merger Agreement and ancillary agreements pending consummation of the Merger, and (ii) the arrangement for the sharing of certain fees and expenses among the Buyer Group.

Remedies

The parties to the Merger Agreement may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or in equity.

Other than rights of specific performance that the Company may be entitled to, in the event that the Company has the right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement, the Company’s right to receive the termination fee will be the sole and exclusive remedy of the Company and its subsidiaries for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by Parent and Merger Sub.

Other than rights of specific performance that Parent may be entitled to, Parent’s right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by the Company.

While the parties may pursue both a grant of specific performance and monetary damages, none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and monetary damages.

The maximum aggregate liabilities of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to (i) a termination fee of US$1,100,000 and US$550,000, respectively, and (ii) reimbursement of certain expenses and interest in the event that the Company or Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that members of the Buyer Group have interests in the transaction that are different from, and/or in addition to, the interests of the Unaffiliated Security Holders generally. The Board and the Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and recommend that our shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transactions.

Interests of the Buyer Filing Persons and the Other Rollover Shareholders

As a result of the Merger, Parent will own 100% of the equity interest in the Surviving Company immediately following the completion of the Merger. The Buyer Filing Persons and the Other Rollover Shareholders will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Filing Persons and the Other Rollover Shareholders will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. As there will be no public trading market for the Surviving Company’s shares, the Buyer Filing Persons and the Other Rollover Shareholders will have no certainty of any future opportunity to sell such shares at an attractive price, or that any dividend paid by the Surviving Company will be sufficient to recover their respective investments in the Company.

The Merger may also provide additional means to enhance shareholder value for the Buyer Filing Persons and the Other Rollover Shareholders, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Filing Persons and the Other Rollover Shareholders, such as through dividends or other distributions.

Interests of the Company’s Executive Officers and Directors in the Merger

In considering the recommendation of the Special Committee and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include:

●	the assumption by Parent of certain outstanding Company Options held by Mr. Xu Wang (director of the Board and chief executive officer of the Company), Ms. Rui (Rachel) Yu (director of the Board and chief financial officer of the Company) and Dr. Honggang Teng (head of production and quality management of the Company), as a result of which such executive officers will continue to hold a beneficial interest in the Surviving Company and be able to enjoy the benefits from future earnings and growth of the Surviving Company after the completion of the Merger;

●	continued indemnification rights and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company pursuant to the Merger Agreement;

●	the compensation at a rate of US$13,334 (or US$10,000 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the chairperson of the Special Committee (up to a maximum amount of US$58,335) and US$10,000 (or US$6,250 after the definitive agreements providing for the Merger or any alternatives are entered into) per month for the other members of the Special Committee (up to a maximum amount of US$40,625), respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

●	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Treatment of Company Share Awards” beginning on page 52 and “Special Factors—Effects of the Merger on the Company—Directors and Management of the Surviving Company” beginning on page 44 for additional information.

Treatment of Company Warrants

From and after the Effective Time, each Company Warrant will, by virtue of the Merger, be treated in the manner as set forth in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

Treatment of Company Share Awards

At or prior to the Effective Time, the Company will terminate the Share Incentive Plans and all award agreements entered into under Company Options and Company RSUs, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

The following table shows, as of November 26, 2025, for each director and executive officer of the Company, (a) the number of Shares owned and the cash payment that will be made in respect of the Shares at the Effective Time, (b) the number of Company Options granted under the Share Incentive Plans and the cash payment that will be made in respect of the Company Option pursuant to the Merger Agreement, (c) the number of Company RSUs granted under the Share Incentive Plans and the cash payment that will be made in respect of the Company RSUs, and (d) the total cash payment that will be made in respect of the outstanding Shares, Company Options and Company RSUs held by each director and executive officer of the Company (in all cases before applicable withholding taxes).1

Name	Shares[2]	Cash payment to be received for the Shares upon Effective Time ($)	Shares underlying Company Options	Cash payment to be received for Company Options ($)	Shares underlying Company RSUs	Cash payment to be received for Company RSUs ($)	Total Cash Payments ($)
Yue (Pierson) Pan	—	—	—	—	—	—	—
Xu Wang	—	—	203,464	—	—	—	—
Rui (Rachel) Yu	—	—	203,464	—	—	—	—
Dr. Hui (David) Shao	313,638	282,274	—	—	—	—	282,274
Jutao (Adam) Zhao	—	—	—	—	—	—	—
Linnan (Thomas) Xue	—	—	—	—	—	—	—
Chunyang Shao	—	—	—	—	—	—	—
Dr. Yuan Liu	—	—	—	—	—	—	—
Zhiyuan Ran	—	—	—	—	—	—	—
Dr. Honggang Teng	—	—	100,000	—	—	—	—
Total	313,638	282,274	506,928	—	—	—	282,274

Note:

1.	For calculation purpose in this table, we assume the Effective Time is November 26, 2025.

2.	For the avoidance of doubt, the Shares referred to herein does not include the Shares underlying Company Options and the Shares underlying Company RSUs.

Indemnification; Directors’ and Officers’ Insurance

See “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 76.

The Special Committee

On August 28, 2025, the Board established a Special Committee of independent and disinterested directors to consider the Proposal from the Buyer Group and to take any actions it deems appropriate to assess the fairness and viability of the Proposal. The Special Committee is composed of three independent and disinterested directors: Mr. Jutao (Adam) Zhao, Mr. Linnan (Thomas) Xue, and Mr. Chunyang Shao. The Board appointed Mr. Jutao (Adam) Zhao as the chairperson of the Special Committee. Other than (a) their receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), and (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the Unaffiliated Security Holders and none of them is related to any member of the Buyer Group.

The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger. The Special Committee was granted, pursuant to the Special Committee charter approved and adopted by the Board, the full power and authority to, among other things, (i) evaluate, discuss, and negotiate the Proposed Transaction with full and sole authority, and report to the Board the recommendations and conclusions of the Special Committee with respect to the Proposed Transaction; (ii) consider other alternatives available to the Company, including but not limited to whether to remain independent or whether to solicit alternative proposals from other bidders, and if it decides to solicit alternative proposals, evaluate, discuss, and negotiate such proposals with full and sole authority, and report its recommendations and conclusions with respect to any alternative proposal to the Board; (iii) retain any outside legal, accounting, financial and other advisors as the Special Committee deems appropriate to assist it in carrying out its duties; (iv) conduct investigations into any matters within its scope of responsibility, including but not limited to books, records, projections, and financial statements of the Company and its subsidiaries and any documents relating to the Proposed Transaction or any alternative proposal as may be useful or helpful in the discharge of the Special Committee’s responsibilities; and (v) take any and all actions it deems necessary or appropriate, including taking defensive measures, making recommendations to shareholders, and preparing and making regulatory filings and disclosures, to address the Proposed Transaction, any alternative proposal, or other available options.

The Company has compensated the members of the Special Committee in exchange for their service in such capacity. The monthly compensation is US$13,334 (or US$10,000 after the definitive agreements providing for the Merger or any alternatives are entered into) for the chairperson of the Special Committee (up to a maximum amount of US$58,335) and US$10,000 (or US$6,250 after the definitive agreements providing for the Merger or any alternatives are entered into) for the other members of the Special Committee (up to a maximum amount of US$40,625), the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

Position with the Surviving Company

After completion of the Merger, Ms. Rui (Rachel) Yu expects to continue to serve as the director of the Surviving Company. It is anticipated that the executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions.

Related Party Transactions

The Company has adopted an audit committee charter, which requires the audit committee to review and approve all related-party transactions as defined in Item 404 of Regulation S-K on an ongoing basis. For a description of related party transactions for the fiscal years ended March 31, 2024 and 2025, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this proxy statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount (US$)
Legal fees and expenses	US$	1,200,000.00
Financial advisory fees and expenses	US$	350,000.00
Filing fees	US$	2,389.42
Special Committee compensation	US$	60,000.00
Miscellaneous (e.g., printer and mailing costs)	US$	10,000.00
Total	US$	1,622,389.42

These expenses will not reduce the merger consideration to be received by the Company’s shareholders. If the Merger is completed, the party incurring any costs and expenses in connection with the Merger and the Merger Agreement will pay those costs and expenses.

Voting by the Buyer Group at the Extraordinary General Meeting

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares they beneficially own in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions at the extraordinary general meeting of the Company. As of the Share Record Date, we expect that the Rollover Shareholders will beneficially own, in the aggregate, 21,988,169 Shares, which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares.

Litigation Related to the Merger

As of the date of this proxy statement, we are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws and applicable rules and regulations of OTC Pink, and (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette. See “The Merger Agreement—Conditions to the Merger” beginning on page 78 for additional information.

Dissenters’ Rights

Registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act and subject to Section 239 of the Cayman Islands Companies Act, if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex D to this proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose your right to dissent (as described under the section entitled “Dissenters’ Rights” on page 83). This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

U.S. Federal Income Tax Consequences

The following is a discussion of U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange Shares for cash pursuant to the Merger Agreement or as a result of the exercise of dissenters’ rights. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and the PRC (the “Treaty”), administrative pronouncements, and judicial decisions as of the date of this proxy statement, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, Medicare contribution tax or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular holders of the Shares in light of their individual investment circumstances or to certain types of holders of the Shares subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies, regulated investment companies, mutual funds, or real estate investment trusts, brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, or tax-exempt organizations, (ii) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Shares in connection with the exercise of Company Options or Company RSUs or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) U.S. expatriates, (vii) holders that are subject to alternative minimum tax, (viii) holders that actually or constructively own 10% or more of our Shares (by vote or value), (ix) the Buyer Group, (x) S corporations, (xi) partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or (xii) holders that dissent from the Merger. This discussion assumes that Shares are held as “capital assets” (generally, property held for investment) under the Code.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL U.S. HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of the Merger Generally

The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the “passive foreign investment company,” or “PFIC,” discussion below, a U.S. Holder who receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) the U.S. Holder’s adjusted tax basis in those Shares. If a U.S. Holder acquired different blocks of Shares at different times and different prices, that holder generally must determine its adjusted tax basis and holding period separately with respect to each block of Shares. The deductibility of capital losses is subject to limitations. Subject to the PFIC rules discussed below, capital gain recognized by a non-corporate U.S. Holder is generally eligible for the preferential long-term capital gains rate if such individual U.S. Holder’s holding period in its Shares exchanged in the Merger is greater than one year as of the effective date of the Merger.

Any capital gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the Shares would be subject to tax in the PRC, as described in “Special Factors—PRC Income Tax Consequences,” a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC-source gain for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, the PFIC tax rules discussed generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we ceased to be a PFIC.

As explained in the Company’s Annual Report at “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company”, the Company do not believe we were a PFIC in the taxable year ended March 31, 2025. However, the determination of whether we will be or become a PFIC in the future will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our unbooked intangibles (which may depend upon the market value of the Shares from time to time, which may be volatile). Among other factors, if market capitalization is less than anticipated or subsequently declines, the Company may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our unbooked intangibles or determine that such assets should not be included in the determination of whether we are classified as a PFIC, which may result in the Company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

If we were a PFIC for any taxable year during which a U.S. Holder held the Shares, such U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	such amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

●	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, and;

●	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such other taxable year (an “interest charge”).

If we were a PFIC for any taxable year during which a U.S. Holder held the Shares and any of our non-U.S. subsidiaries were also PFICs, such holder will be treated as having owned a proportionate amount (by value) of the shares of such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

A U.S. Holder who made a mark-to-market election, as described in the Company’s Annual Report at “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company”, for such holder’s taxable years prior to the taxable year in which the Merger is closed should be able to avoid any interest charge for those years.

If a U.S. Holder owns the Shares during any taxable year that we are a PFIC, the holder must generally file an annual report containing such information as the United States Treasury Department may require. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the Shares.

Information Reporting and Backup Withholding

Payments of cash in exchange for Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008 and was most recently amended on December 29, 2018, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial and overall management and control over the business, personnel, accounts and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual by disposing a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be available under applicable Income Tax Treaties with China.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for your Share should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents, however, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose, including: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the sufficient taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident corporate shareholders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the merger consideration to be paid to holders of Shares. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger Agreement. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

MARKET PRICE OF THE COMPANY’S SHARES, DIVIDENDS AND OTHER MATTERS

Market Price of the Shares

The following table sets forth the high and low trading prices for the Shares on NASDAQ under the symbol “YS” for the period from March 17, 2023 until May 27, 2024 and under the symbol “LSB” for the period from May 28, 2024 until September 19, 2025 and on OTC Pink under the symbol “LSBCF” for the period from September 22, 2025 until the date of this proxy statement:

	Trading Price(1) (US$)
	High	Low
2023
First Quarter (from March 17, 2023 to March 31, 2023)	129.30	14.40
Second Quarter	23.70	11.20
Third Quarter	15.00	7.50
Fourth Quarter	8.70	3.80
2024
First Quarter	8.20	3.50
Second Quarter	11.20	5.30
Third Quarter	8.60	3.60
Fourth Quarter	5.70	1.88
2025
First Quarter	3.83	1.81
Second Quarter	2.50	0.87
Third Quarter	1.48	0.30
Fourth Quarter (from October 1, 2025 to November 25, 2025)	0.86	0.70

Note:

(1)	Trading prices prior to October 1, 2024 have been adjusted to reflect the 1-for-10 reverse stock split effected by the Company on October 1, 2024, such that trading prices in and before the third quarter of 2024 equal 10 times the actual trading prices.

On August 15, 2025, the last trading day prior to the date on which the Company received the Original Proposal, the reported closing price of the Shares on NASDAQ was US$0.78. The Per Share Merger Consideration of US$0.90 per Share represents a premium of approximately 15.4% over the closing price of US$0.78 per Share on August 15, 2025 and a premium of approximately 16.6% to the average closing price of the Shares during the last 15 trading days prior to and including August 15, 2025. On November 25, 2025, the most recent practicable date before the date of this proxy statement, the high and low reported trading prices of the Shares were US$0.84 and US$0.84, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

The Company has never declared or paid any cash dividend on the Shares. The Company currently intends to retain any future earnings and does not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on the Shares would be at the discretion of the Board, subject to applicable laws, and would depend on the Company’s financial condition, results of operations, capital requirements, general business conditions, and other factors that the Board may deem relevant.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Special Committee for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on                               , at                                        a.m. (Beijing Time) at                              .

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

●	as special resolutions:

THAT the Merger Agreement, the Plan of Merger and the consummation of the Transactions be authorized and approved;

THAT each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

●	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

At the Effective Time, all Shares will be cancelled and cease to exist. If the Merger is consummated, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares, will be cancelled in exchange for the right to receive US$0.90 in cash per Share without interest and net of any applicable withholding taxes in accordance with the terms and conditions set forth in the Merger Agreement. The Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined by the Grand Court of the Cayman Islands under Section 238 of the Cayman Islands Companies Act.

From and after the Effective Time, each Company Warrant will, by virtue of the Merger, be treated in the manner as set forth in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), the holders of the Company Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such merger or consolidation, that the holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to such event. Accordingly, as a result of the Merger and immediately after the Effective Time, the holder(s) of each of the Company Warrants that is issued and outstanding immediately prior to the Effective Time will have the right to receive US$0.09 (being one-tenth of the Per Share Merger Consideration as one Company Warrant is exercisable for one-tenth of a Share) per Company Warrant in cash, upon the exercise of such Company Warrant by paying $11.5, the exercise price per Company Warrant, to the Surviving Company.

Section 4.5 of the Warrant Agreement further provides that, if less than 70% of the consideration receivable by the holders of the Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Company Warrant properly exercises the Company Warrant within thirty days following public disclosure of the consummation of such applicable event by the Company, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Company Warrant.

At or prior to the Effective Time, the Company will terminate the Share Incentive Plans and all award agreements entered into under Company Options and Company RSUs, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

The Board’s Recommendation

The Board, acting on the unanimous recommendation of the Special Committee:

●	determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and to consummate the Transactions;

●	authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions; and

●	resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, be submitted to a vote of the shareholders of the Company for authorization and approval.

Record Date; Shares Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name as of 5 p.m. Cayman Islands time on the Share Record Date. If you own Shares as of 5 p.m. Cayman Islands time on the Share Record Date, you should lodge your proxy card so that the proxy card is received by the Company no later than       a.m. (Beijing time) on      , being 48 hours before the time appointed for the extraordinary general meeting.

Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. We expect that, as of the Share Record Date, there will be       Shares entitled to be voted at the extraordinary general meeting. See “The Extraordinary General Meeting—Procedures for Voting” below for additional information.

Quorum

A quorum of the Company’s registered shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy (or in the case of a shareholder being a corporation or other non-natural person, by a duly authorized representative), of one or more shareholders holding Shares which carry in aggregate not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such meeting. In the event that a quorum is not present, the extraordinary general meeting will be dissolved and will need to be re-convened.

As of 5 p.m. Cayman Islands time on the Share Record Date, the Rollover Shareholders collectively beneficially owned 21,988,169 Shares, which collectively represented approximately 53.35% of the voting power of the total issued and outstanding Shares. Pursuant to the Support Agreement, each of the Rollover Shareholders has agreed, among other things, (i) to vote, or cause to be voted, all of the Rollover Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and (ii) until the earliest of (x) the closing of the Merger, (y) the termination of the Merger Agreement, and (z) the written agreement of the Rollover Shareholders, Parent and the Company, not to, directly or indirectly, transfer any shares of Shares owned by it, not to, directly or indirectly, transfer any shares of Shares owned by it. Accordingly, assuming the Rollover Shareholders comply with their respective obligations under the Support Agreement, the presence of the Shares owned by the Rollover Shareholders at the extraordinary general meeting would ensure a quorum at the extraordinary general meeting.

Vote Required

Under the Cayman Islands Companies Act and the Company’s second amended and restated memorandum and articles of association, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution of the shareholders of the Company in accordance with the Company’s second amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares representing not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, there are 41,212,693 Shares issued and outstanding, all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting—Procedures for Voting.” We expect that, as of the Share Record Date, there will be             Shares issued and outstanding, all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting—Procedures for Voting.”

As of the date of this proxy statement, the Rollover Shareholders beneficially own 21,988,169 Shares, which collectively represent approximately 53.35% of the voting power of the total issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 89 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted by the Rollover Shareholders in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, at the extraordinary general meeting. Given the Rollover Shareholders’ shareholding as described above and assuming their compliance with their voting undertaking under the Support Agreement to vote all their Shares in favor of the special resolutions, based on the number of Shares expected to be issued and outstanding on the Share Record Date, (a)                           Shares owned by the Unaffiliated Security Holders equal to approximately              % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; (b)                           Shares owned by the Unaffiliated Security Holders equal to approximately              % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 90% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting; and (c)                           Shares owned by the Unaffiliated Security Holders equal to approximately              % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming 80% of the shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Procedures for Voting

Shares

Only shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after 5 p.m. Cayman Islands time on the Share Record Date may not attend or vote at the extraordinary general meeting unless they receive a proxy from the person or entity who was the registered holder of such Shares as of the Share Record Date. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than       a.m. (Beijing time) on      , being 48 hours before the time appointed for the extraordinary general meeting, the deadline to lodge the proxy card for it to be valid. Registered shareholders can also attend the extraordinary general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date who are unable to participate in the extraordinary general meeting may appoint the chairman of the extraordinary general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the extraordinary general meeting as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the extraordinary general meeting as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a registered shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting, unless the registered shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a registered shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “The Extraordinary General Meeting—Vote Required”. Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted “FOR” the proposals (unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines) and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted towards the quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

●	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s office at ___________________, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting.

●	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than a.m. (Beijing time) on , being 48 hours before the time appointed for the extraordinary general meeting, the deadline for shareholders to lodge proxy cards for them to be valid.

●	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder attends and actually votes in person at the extraordinary general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with the requirements of the Cayman Islands Companies Act will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act, subject to Section 239 of the Cayman Islands Companies Act, if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act. A copy of Section 238 is attached as Annex D to this proxy statement. The fair value of your Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise your right to dissent with respect to your Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

Solicitation of Proxies

We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Annex A, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub (or any other entities of the Buyer Group) or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 93.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company on the terms, and subject to the conditions, of the Merger Agreement, with the Company being the Surviving Company of the Merger. If the Merger is consummated, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The closing of the Merger will occur no later than the fifth business day following the day on which the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions). On the closing date, Merger Sub and the Company will execute and file the Plan of Merger and other appropriate documents with the Cayman Registrar as required by the Cayman Islands Companies Act. The Merger will become effective at such time as specified in the Plan of Merger, in accordance with the Cayman Islands Companies Act.

We currently expect that the Merger will be consummated during the first quarter of 2026, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association of the Company, by virtue of the Merger and without any further action by the Surviving Company, will be amended and restated in its entirety to read identically to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable laws and as provided in such memorandum and articles of association; provided, however, that, (a) all references to “Oceanpine Merger Sub Inc.” in the memorandum and articles of association of the Surviving Company will be amended to “LakeShore Biopharma Co., Ltd”, (b) references therein to the authorized share capital of the Merger Sub will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association will include such indemnification, advancement of expenses and exculpation provisions as required by the Merger Agreement.

The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable laws.

Merger Consideration

If the Merger is consummated, at the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) will be cancelled and cease to exist in exchange for the right to receive US$0.90 in cash per Share without interest and net of any applicable withholding taxes, (b) each Excluded Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist without payment of any consideration or distribution therefor, and (c) each Dissenting Share will be cancelled and cease to exist and thereafter represent only the right to receive payment of the fair value of such Dissenting Share as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

The Per Share Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, effectuated after the date of the Merger Agreement and prior to the Effective Time (but excluding any change that results from any exercise of Company Options or Company Warrants to purchase Shares or the vesting of any Company RSUs), and to provide the holders of Shares, Company Options, Company Warrants and Company RSUs with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration.

Treatment of Company Warrants

From and after the Effective Time, each Company Warrants will, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated in the manner set forth in the Warrant Agreement.

Exchange Procedures

Immediately prior to the Effective Time, Parent will deposit or cause to be deposited, with a bank or trust company reasonably acceptable to the Company acting as paying agent, a cash amount in immediately available funds sufficient for the paying agent to make timely payment of the full amount of the merger consideration.

Promptly after the Effective Time and in any event not later than the fifth business day following the closing date, the Surviving Company will cause the paying agent to mail to each holder of record of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration: (i) a letter of transmittal, which will be in customary form for a company incorporated in the Cayman Islands, and (ii) instructions for use in effecting the surrender of certificates representing the Shares (or affidavits and indemnities of loss in lieu of the certificates) in exchange for payment of the Per Share Merger Consideration to which the holder thereof is entitled.

Upon surrender of a certificate representing the Shares (or affidavits and indemnities of loss in lieu of the certificates) for cancellation to the paying agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, the holder of such certificate (or affidavits and indemnities of loss in lieu of the certificates) will be entitled to receive in exchange therefor cash, in the amount (after giving effect to any required withholding of taxes) equal to (A) the number of Shares formerly represented by such certificate (or affidavits and indemnities of loss in lieu of the certificates) multiplied by (B) the Per Share Merger Consideration, and the certificate so surrendered will forthwith be cancelled.

Treatment of Company Equity Awards

At or prior to the Effective Time, the Company will terminate the Share Incentive Plans and all award agreements entered into under Company Options and Company RSUs, effective as of the Effective Time.

Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices; provided, that if the exercise price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option will be cancelled without any payment therefor.

Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence will be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount will be paid as soon as reasonably practicable following the Effective Time by the Surviving Company pursuant to the ordinary payroll practices.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, each Company Option under the 2024 Plan, whether vested or unvested, will be assumed by Parent as an option to purchase Parent Shares under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the assumed option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each assumed option will continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, each Company RSU under the 2024 Plan, whether vested or unvested, will be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each assumed a restricted stock unit award will continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

Parent may seek, prior to the closing date, to agree with an individual holder of any Company Options or Company RSUs that all or a portion of such holder’s Company Options or Company RSUs will not be treated as provided in the Merger Agreement, but will instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Options or Company RSUs with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least 15 days prior to the closing date, the individuals with whom it is seeking agreement with respect to such Company Options or Company RSUs, the Company will use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub, jointly and severally, to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by (a) the public disclosure and filings made by the Company with the SEC prior to the date of the Merger Agreement and (b) any information of which any of Parent, Merger Sub, the Sponsor or any of the Sponsor’s affiliates or any Representative (as defined below) of the Sponsor or its affiliates has knowledge, or should have knowledge after due inquiry, prior to the date of the Merger Agreement. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. “Representatives” means, with respect to any person, such person’s directors, officers, general or managing partners, other employees, agents, attorneys, accountants, financial and legal advisors, consultants, financing sources and other representatives, and the respective Representatives of the foregoing.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties (subject to their respective materiality qualifications as provided in the Merger Agreement) relating to, among other things:

●	due organization, valid existence and good standing of the Company and its subsidiaries, and power and authority of the Company and its subsidiaries to carry on their respective business;

●	no violation of the memorandum and articles of association or equivalent organizational documents of the Company and its subsidiaries;

●	capitalization and share capital of the Company;

●	the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the Transactions, and the enforceability of the Merger Agreement against the Company;

●	the receipt by the Special Committee of a fairness opinion from Duff & Phelps, and the Board’s recommendation of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders (the “Company Recommendation”);

●	the subsidiaries of the Company and the equity interests in the Company’s subsidiaries held by the Company or any other subsidiary of the Company;

●	government filing, registration, notification, authorization, consent or approval for the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

●	the absence of certain violations, breaches or defaults under certain contracts, organizational documents and law, in each case arising out of the execution and delivery of the Merger Agreement and consummation of the Transactions;

●	the Company’s SEC filings since March 17, 2023 and the financial statements included or incorporated by reference in such SEC filings;

●	the Company’s compliance with the applicable provisions of the United States Sarbanes-Oxley Act of 2002;

●	the Company’s disclosure controls and procedures and internal controls over financial reporting;

●	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

●	the absence of certain undisclosed liabilities;

●	conduct by the Company and its subsidiaries of their businesses in the ordinary course and consistent with past practice and the absence of any Company Material Adverse Effect since March 31, 2025;

●	the absence of certain legal proceedings and governmental orders;

●	compliance with applicable laws since March 31, 2023, and the possession of and compliance with permits applicable to the Company and its subsidiaries;

●	tax matters;

●	material contracts and the absence of breach or violation of, or default under, any material contract;

●	intellectual property;

●	real property;

●	the absence of any broker, finder or investment banker fees, other than with respect to the Company’s financial advisor;

●	employee matters and compliance with labor and employment laws;

●	environmental matters; and

●	the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, event, fact, development, circumstance, condition or change (“Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Company and its subsidiaries taken as a whole; or (b) prevents or materially delays or would reasonably be expected to prevent or materially delay the consummation by the Company of the Merger or otherwise be materially adverse to the ability of the Company to perform its material obligations under the Merger Agreement; provided, however, that in no event will any Effects arising out of, relating to or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect described in clause (a) above: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP or regulatory accounting requirements (or any interpretation or enforcement thereof) after the date of the Merger Agreement; (iii) changes in applicable laws (or any interpretation or enforcement thereof) that are applicable to the Company or any of its subsidiaries; (iv) the public announcement or disclosure of or performance of the Merger Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the parties of the Merger Agreement, including the initiation of shareholder litigation or other legal proceeding related to the Merger Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of its subsidiaries has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of the Merger Agreement or the Transactions, or the identity of the parties to the Merger Agreement); (v) geopolitical conditions, acts of God, natural or man-made disasters, epidemics, pandemic or other public health crises, declared or undeclared acts of war, acts of sabotage or terrorism, outbreak or escalation of hostilities or other comparable events or outbreaks; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) actions or omissions of any of the Company or its subsidiaries taken that are required by the Merger Agreement or with the written consent or at the written request of Parent, Merger Sub or any of their affiliates or Representatives; (viii) changes, effects or circumstances affecting the industries or markets in which the Company and its subsidiaries operate; (ix) the failure by the Company to meet any internal or industry estimates, expectations, forecasts, guidance, milestones, projections or budgets or internal or published projections of revenue, earnings, cash flaw or cash position for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (xi) any breach of the Merger Agreement or other transaction documents by Parent, Merger Sub or any other party thereunder (other than the Company), or any action taken by any of the Company and its subsidiaries at the direction or consent of Parent, Merger Sub, the Sponsor, or any of their affiliates or Representatives; provided, that the Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a Company Material Adverse Effect has occurred only to the extent such Effects, individually or in the aggregate, have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and any of its subsidiaries operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably expected to be, a Company Material Adverse Effect).

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

●	their due organization, valid existence, good standing and power and authority to carry on their respective business;

●	their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against them;

●	their capitalization and ownership structure;

●	government filing, registration, notification, authorization, consent or approval for the execution, delivery and performance of the Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions;

●	the absence of certain violations, breaches or defaults under certain contracts, organizational documents and law, in each case arising out of the execution and delivery of the Merger Agreement and consummation of the Transactions;

●	the accuracy of the information provided by them in the Schedule 13E-3 and this proxy statement;

●	the absence of any broker, finder or investment banker fees based upon arrangements made by or on behalf of Parent or Merger Sub;

●	the ownership of Shares by Parent, Merger Sub, the Rollover Shareholders and the Sponsor;

●	the absence of certain undisclosed agreements (a) relating to the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, or (c) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions;

●	the Limited Guarantee being in full force and effect and the absence of default thereunder;

●	the independent investigation of the Company and its subsidiaries by Parent and Merger Sub;

●	non-reliance by Parent and Merger Sub on any estimates, projections, forecasts, plans and budget information provided by the Company and its subsidiaries;

●	matters relating to the Equity Commitment Letter and Support Agreement and sufficiency of funding;

●	the solvency of Parent and Merger Sub after giving effect to the Transactions;

●	the absence of certain legal proceedings against Parent or Merger Sub; and

●	the absence of any other representations and warranties by Parent or Merger Sub to the Company, other than the representations and warranties made by Parent and Merger Sub in the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, from the date of the Merger Agreement until the earlier of the closing of the Merger or the termination of the Merger Agreement (the “Pre-Closing Period”), except (a) as required by applicable laws, (b) with the prior written consent of Parent (which consent may not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent of Parent will be deemed given if approved by any of the Sponsor, its affiliates, or any Representative of the Sponsor or its affiliates, as applicable, solely in their respective capacity as a director or officer of the Company), or (c) as otherwise permitted or contemplated by the Merger Agreement and other transaction documents, the Company will, and will cause each of its subsidiaries to, conduct its businesses in the ordinary course of business and in a manner consistent with past practices, and use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and its subsidiaries, comply with all applicable laws, keep available the services of their present key officers and key employees, and preserve its relationships with customers, suppliers, licensors, and others with whom the Company or its subsidiaries have material business relations as of the date of the Merger Agreement.

During the Pre-Closing Period, except (a) as required by applicable laws, (b) with the prior written consent of Parent (which consent may not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent of Parent will be deemed given if approved by any of the Sponsor, its affiliates, or any Representative of the Sponsor or its affiliates, as applicable, solely in their respective capacity as a director or officer of the Company), or (c) as otherwise permitted or contemplated by the Merger Agreement and other transaction documents, the Company will not, and will not permit any of its subsidiaries to:

●	amend or otherwise change its organizational documents or governing instruments;

●	issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity interests of the Company or any of its subsidiaries (other than by a direct or indirect wholly-owned subsidiary of the Company to the Company or another direct or indirect wholly-owned subsidiary of the Company);

●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any other equity or equity-linked securities (other than the purchase of Shares to satisfy obligations under a Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with their respective terms and conditions);

●	declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other equity interests (except dividends or other distributions paid by any direct or indirect wholly-owned subsidiary of the Company to the Company or to any other direct or indirect wholly-owned subsidiary of the Company);

●	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly-owned subsidiaries of the Company which would not result in a material increase in the tax liability of any of the Company or its subsidiaries);

●	acquire, sell, lease, license or subject to any lien or otherwise dispose of any assets, securities or properties, in aggregate, with a value or purchase price in excess of US$5,000,000 in any single transaction or related series of transactions, subject to certain exceptions;

●	incur, issue or assume any indebtedness or guarantee or otherwise become liable for any indebtedness (including increasing the indebtedness under contracts in existence as of the date of the Merger Agreement) that is not budgeted in the Company’s current or any future plan approved by the Board as of the date of the Merger Agreement and is in excess of US$1,000,000 in a single transaction or series of related transactions, subject to certain exceptions;

●	incur or commit to incur any single capital expenditure in excess of US$1,000,000, or capital expenditures in the aggregate in excess of US$1,000,000 for the Company and its subsidiaries taken as a whole, in each case not budgeted in the Company’s current or any future plan approved by the Board as of the date of the Merger Agreement;

●	(A) make any material change in any method of tax accounting or make or change any material tax election; (B) file any material amended tax return, settle or compromise any material tax liability except as required by applicable law; or (C) enter into any material closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

●	enter into, amend, modify, consent to the termination of, or waive any material rights under, any material contract (or any contract that would be a material contract if such contract had been entered into prior to the date of the Merger Agreement) that calls for annual aggregate payments by the Company and its subsidiaries of US$5,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of 90 days or less;

●	effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

●	settle any legal proceeding before a governmental entity involving the payment of monetary damages in excess of US$1,000,000, subject to certain exceptions;

●	permit any material intellectual property owned by the Company or any its subsidiary to lapse or to be abandoned, dedicated or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all fees and taxes required to maintain and protect its interest in each and every item of material intellectual property owned by the Company or any its subsidiary, or grant or license or transfer to any third party any such material intellectual property;

●	fail to use reasonable best efforts to make in a timely manner the required filings or registrations with the SEC under the Securities Act of 1933 or the Exchange Act; and

●	agree, authorize or enter into any contract to do any of the foregoing.

No Solicitation of Transactions

Subject to certain exceptions, during the Pre-Closing Period, the Company will not, and will not authorize or permit any of its Representatives, any of the Company’s subsidiaries or any of their respective Representatives to, directly or indirectly (i) solicit, initiate or encourage, any Competing Proposal (as defined below) or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Competing Proposal; (ii) enter into, maintain, continue or otherwise engage in discussions or negotiations with any person or furnish to any person (or any representative thereof) any nonpublic information with respect to the Company or any of its subsidiaries, or cooperate with any person (or any representative thereof), in each case, with respect to any Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal; (iii) agree to, approve, endorse, recommend, enter into or consummate any written agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar written agreement or any contract relating to any Competing Transaction (as defined below) (other than an acceptable confidentiality agreement entered into in accordance with the Merger Agreement); (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party, and the Company will promptly take all actions necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill, confidentiality or similar agreement and to enforce such standstill, confidentiality or similar agreement; or (v) authorize or direct any of the Representatives of the Company or any of its subsidiaries to take any action or resolve to propose, agree or publicly announce an intention to do any of the foregoing.

At any time on or after the date of the Merger Agreement and prior to the receipt of the Company Shareholder Approval, following the receipt of a bona fide written proposal or offer regarding a Competing Transaction that was not obtained in violation of the Merger Agreement, the Company, the Special Committee and their respective Representatives may (i) contact the person or group of persons who has made such proposal or offer to notify such person the restrictions set forth in the Merger Agreement and/or to clarify and understand the terms and conditions thereof; (ii) furnish nonpublic information in response to the request of the person or group of persons who has made such proposal or offer, if (A) prior to furnishing nonpublic information, the Company receives from such person or group of persons an executed acceptable confidentiality agreement, and (B) concurrently with furnishing any such nonpublic information to such person or group of persons, the Company furnishes such nonpublic information to Parent (if not previously furnished by the Company to Parent); and (iii) engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer, provided that prior to furnishing any nonpublic information or engaging in any such discussions or negotiations, the Special Committee shall (x) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; (y) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action could reasonably be expected to be contrary to its fiduciary duties under applicable laws; and (z) provide Parent written notice of the receipt by the Company of any Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to a Competing Proposal (including the identity of the person or group of persons making or submitting such Competing Proposal, and details of the material terms and conditions thereof) prior to or concurrently with taking any such action.

The Company will keep Parent promptly and reasonably informed with respect to (i) any inquiry or indication of interest that could lead to a Competing Proposal, (ii) the status of any such Competing Proposal, and (iii) the status, any material developments and the terms of any material modification thereto. The Company will not enter into any agreement with any person after the date of the Merger Agreement that prohibits the Company from providing any information or materials to Parent in accordance with the foregoing. The Company has agreed to cease and cause to be terminated any discussions existing as of the date of the Merger Agreement with any person or group of persons that relate to or for the purpose of encouraging or facilitating any Competing Proposal.

During the Pre-Closing Period, none of the Company, the Board or any committee thereof may (i) change, withhold, withdraw, amend, qualify or modify, or publicly change, withhold, withdraw, amend, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) adopt, approve or recommend, or publicly adopt, approve or recommend, any Competing Transaction, (iii) fail to make the Company Recommendation or include the Company Recommendation in the proxy statement, or fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 as promptly as practicable after the commencement of such Competing Transaction (but in any event within ten business days following such commencement), or (iv) resolve or agree to take any of the foregoing actions (any of the actions or events described in sub-clauses (i) through (iv), a “Change in Company Recommendation”).

Prior to the receipt of the Company Shareholder Approval, if in response to the receipt by the Company of a Competing Proposal, the Board (upon the recommendation of the Special Committee) or the Special Committee determines in good faith following consultation with its financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable laws, the Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, may make a Change in Company Recommendation in respect of such Superior Proposal, and cause the Company to terminate the Merger Agreement; however, they may only do so if:

●	the Board or the Special Committee has first notified Parent in writing of its intent to take such action, which notice will contain the identity of the person making the Superior Proposal, specify the material terms of the Superior Proposal, contain a copy of the material documents and/or agreements providing for the Superior Proposal and indicate that the Board or the Special Committee intends to effect a Change in Company Recommendation and terminate the Merger Agreement;

●	if requested by Parent in writing, the Company will, and will cause its Representatives to, for a period of at least five business days following receipt by Parent of such notice and prior to making any such Change in Company Recommendation and terminating the Merger Agreement, negotiate with Parent and any Representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of the Merger Agreement and the Transactions;

●	following such five-business-day period, and taking into account any proposed amendments from Parent received during such period, the Board or the Special Committee should have considered in good faith such proposed amendments, if any, and should, prior to making any such Change in Company Recommendation and terminating the Merger Agreement, have determined, in respect of such Superior Proposal, following consultation with its financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such proposed amendments from Parent, if any, were to be given effect;

●	such Superior Proposal did not result from a breach of the Company’s non-solicitation restrictions under the Merger Agreement; and

●	the Board or the Special Committee causes the Company to terminate the Merger Agreement and pay to Parent the applicable termination fee payable in connection therewith under the Merger Agreement.

Each successive material modification to the financial terms of any such Competing Proposal will be deemed to constitute a new Competing Proposal for purposes of the requirements above, except that, in such cases, the five-business-day period described above will instead become a period of at least two business days.

For purposes of the Merger Agreement, a “Competing Proposal” means any bona fide written offer, proposal, inquiry, or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent) constituting or may reasonably be expected to lead to any Competing Transaction.

For purposes of the Merger Agreement, a “Competing Transaction” means, other than the Transactions, any transaction or series of transactions for or relating to (a) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, extra-ordinary dividend, share repurchase, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Company and its subsidiaries that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Company and its subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (d) any general offer, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; (e) any other transaction having an effect similar to the foregoing; or (f) any combination of the foregoing.

For purposes of the Merger Agreement, a “Superior Proposal” means a bona fide written offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal”, each reference to “20%” in clauses (a) and (b) in the definition of “Competing Transaction” will be replaced with “50%” and each reference to “20%” in clauses (c) and (d) in the definition of “Competing Transaction” will be replaced with “75%”) made by a third party that (a) provides for the payment of cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and (b) the Board determines, in good faith judgment acting upon the recommendation of the Special Committee after (i) consultation with its financial advisor and outside legal counsel; (ii) taking into account all terms and conditions of such proposal, including the likelihood and timing of consummation thereof; and (iii) taking into account any changes to the Merger Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal, to be more favorable to the shareholders of the Company (other than the holders of Excluded Shares) than the Merger; provided, that any such offer will not be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such offer is not fully committed to such third party; (B) the consummation of the transaction contemplated by such offer or proposal is conditional upon the obtaining and/or funding of such financing; or (C) the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay.

Shareholders Meeting

The Company will as promptly as reasonably practicable, (i) take all actions required under the Cayman Islands Companies Act and its memorandum and articles of association to duly call, give notice of, convene and hold the Shareholders’ Meeting; and (ii) in no event later than 15 business days after the SEC confirms that it has no further comments on, is not reviewing or otherwise clears, the Schedule 13E-3 and the proxy statement, mail or cause to be mailed the proxy statement for the Shareholders’ Meeting, with the date of the Shareholders’ Meeting (such meeting date being no later than 40 days after the date of mailing the proxy statement) and the record date for determining the holders of Shares who will be entitled to give instructions for the exercise of the voting rights at the Shareholders’ Meeting to be determined by the Company after good faith consultation with Parent. Subject to a Change in Company Recommendation in accordance with the Merger Agreement, (A) the Board will recommend to the holders of Shares that they approve and adopt the Merger Agreement, the Plan of Merger and the Transactions, and will include such recommendation in the proxy statement; and (B) the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and take all other actions necessary or advisable to secure the Company Shareholder Approval. Upon prior written request of Parent, the Company will use its commercially reasonable efforts to advise Parent on a current basis prior to the date of the Shareholders’ Meeting, as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval. Without the consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned), the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions are the only matters (other than procedural matters) that will be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting. In the event that the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing (such approval may not be unreasonably withheld, conditioned and/or delayed), the Company will implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable laws or the memorandum and articles of association of the Company.

The Company may, and Parent may request in writing that the Company, adjourn or postpone the Shareholders’ Meeting, if and to the extent the Special Committee or Parent, as the case may be, determines in good faith (i) such adjournment or postponement is necessary to ensure that any supplement or amendment to the proxy statement that is required by applicable laws is timely filed, and mailed or otherwise provided to the Company’s shareholders; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting, or voting in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions to obtain the Company Shareholder Approval; or (iii) additional time is required to solicit proxies in favor of the adoption of the Merger Agreement.

Indemnification; Directors’ and Officers’ Insurance

From and after the Effective Time for a period of six years, the Surviving Company will, and Parent will cause the Surviving Company to, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company and its subsidiaries and any person who becomes a director or officer thereof prior to the Effective Time against any and all cost or expenses (including reasonable attorneys’ fees and expenses), and other amounts paid in settlement in connection with any actual or threatened legal proceeding to the fullest extent permitted by applicable law or provided under the memorandum and articles of association, any indemnification agreements and any other governing documents of the Company and its subsidiaries in effect on the date of the Merger Agreement.

The Surviving Company will, and Parent will cause the Surviving Company to, honor and fulfill all obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its subsidiaries as in effect on the date of the Merger Agreement, and (ii) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.

From and after the Effective Time for a period of six years, the Surviving Company will, and Parent will cause the Surviving Company to, maintain in effect all provisions in the Surviving Company’s memorandum and articles of association and in the governing documents of the Company’s subsidiaries regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

Prior to the Effective Time, the Company may, at its option, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period ending six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the present and former officers and directors of the Company and its subsidiaries and any person who becomes a director or officer of the Company or its subsidiaries prior to the Effective Time, than the coverage provided under the Company’s existing policies with respect to any actual or alleged matter claimed such director or officer by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions); provided, that the maximum aggregate premium for such policies may not be in excess of 300% of the amount the Company paid for its D&O Insurance in its last full fiscal year; provided further, that if the premiums of such “tail” policy exceed such amount, the Company may, at its option, obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company does not obtain such “tail” insurance policies as of the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain or purchase the current D&O Insurance or D&O Insurance with coverage equal to or better than the Company’s existing policies, for a period of at least six years from and after the Effective Time, subject to the same 300% premium cap.

Financing

Each of Parent and Merger Sub will use its reasonable best efforts to (a) obtain the financing under the Equity Commitment Letter on the terms and conditions described therein; (b) maintain in effect the Equity Commitment Letter until the Transactions are consummated; (c) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent or Merger Sub that are within its control, if any; (d) seek to enforce its rights under the Equity Commitment Letter; and (e) consummate the financing under the Equity Commitment Letter at or prior to the Effective Time.

Each of Parent and Merger Sub acknowledges and agrees that it may not be a condition to closing for Parent or Merger Sub to obtain the financing under the Equity Commitment Letter and reaffirmed its obligation to consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, irrespective and independent of the availability of such financing.

Reasonable Best Efforts

Each of the parties to the Merger Agreement and their respective Representatives will use its reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions; (ii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required under any applicable law; (iii) furnish all information required for any application or other filing to be made pursuant to any applicable law in connection with the Transactions; (iv) execute and deliver any additional instruments necessary to consummate the Transactions; (v) keep the other parties to the Merger Agreement promptly (and in any event within three days) informed in all material respects of any material communication received by such party, or given by such party, in connection with any proceeding by a private party, in each case relating to the Transactions; (vi) permit the other parties to the Merger Agreement to review any material communication (and considering the other parties’ reasonable comments thereto) delivered to, and consulting with the other parties in advance of any meeting or conference with, any private party in connection with any proceeding by a private party relating thereto, and giving the other parties the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such private party); and (vii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the Transactions, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions.

Certain Additional Covenants

The Company, Parent and Merger Sub have also agreed to certain additional covenants relating to, among other things, the following:

●	preparation and filing of this proxy statement and the Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC);

●	reasonable access by Parent and its authorized Representatives to the properties, books, records and personnel of the Company and its subsidiaries;

●	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

●	dealing with takeover statutes;

●	deregistration of the Shares and Company Warrants under the Exchange Act;

●	Parent’s obligation to cause Merger Sub to perform Merger Sub’s obligations under the Merger Agreement;

●	participation in litigation relating to the Merger Agreement and the Transactions;

●	resignation of the directors of the Company and its subsidiaries designated by Parent;

●	no amendment to the transaction documents without the prior written consent of the Special Committee;

●	actions taken at direction or acquiescence of Parent or Merger Sub; and

●	covenant regarding certain information on the Company Options and Company RSUs under the 2024 Plan.

Conditions to the Merger

The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

●	the Company Shareholder Approval having been obtained in accordance with applicable laws and the memorandum and articles of association of the Company; and

●	no governmental entity of any competent jurisdiction having enacted, issued, promulgated, enforced or entered any order or law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub of the following conditions:

●	(i) the representations and warranties of the Company relating to corporate organization, capitalization, authorization relative to the Merger Agreement, absence of Company Material Adverse Effect, and brokers or finders being true and correct in all respects (except, for de minimis inaccuracies) as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of the Company in the Merger Agreement (disregarding any limitation as to “materiality” or “Company Material Adverse Effect”) being true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

●	the Company having performed or complied in all material respects with all obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the closing ;

●	no Company Material Adverse Effect having occurred and continuing following the date of the Merger Agreement; and

●	the Company having delivered to Parent a certificate, dated as of the closing date, signed by a senior executive officer of the Company, certifying to the satisfaction of the conditions above.

The obligations of Company to effect the Merger are also subject to the satisfaction or waiver by Company of the following conditions :

●	the representations and warranties of each of Parent and Merger Sub in the Merger Agreement being true and correct as of the closing date as though made on such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” (as defined below)), would not individually or in the aggregate, have a Parent Material Adverse Effect;

●	Parent and Merger Sub having performed or complied in all material respects with all obligations and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the closing; and

●	Parent and Merger Sub having delivered to the Company a certificate, dated as of the closing date, signed by a director of each of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions above.

For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (a) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (b) the compliance by each of Parent and Merger Sub of each of their respective obligations under the Merger Agreement in any material respect.

Termination of the Merger Agreement

The Company (acting at the direction and upon the approval of the Special Committee) and Parent may terminate the Merger Agreement by mutual written agreement at any time prior to the Effective Time.

Either the Company (acting at the direction and upon the approval of the Special Committee) or Parent may terminate the Merger Agreement at any time prior to the Effective Time if:

●	any governmental entity having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such order or other action shall have become final and non-appealable;

●	the Company Shareholder Approval shall not have been obtained at the Shareholders’ Meeting (after taking into account any adjournment, postponement, or recess thereof); or

●	the Merger has not been consummated by the Termination Date;

provided, that the right to terminate the Merger Agreement pursuant to the foregoing three clauses may not be available to any party whose breach of, or failure to fulfill (or, in the case of Parent, any such breach or failure by Parent or Merger Sub), any of its obligations under the Merger Agreement in any manner has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

The Company (acting at the direction and upon the approval of the Special Committee) may terminate the Merger Agreement at any time prior to the Effective Time if:

●	a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in the Merger Agreement shall have occurred, which breach or failure has given rise to the failure of a condition to the Company’s obligations to complete the Merger, and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt of written notice from the Company (or such shorter period of time that remains between the date the Company provides written notice and the Termination Date), except that the Company will not have this termination right if it is then in material breach of the Merger Agreement and such breach would result in any Parent’s or Merger Sub’s closing conditions not to be satisfied (a “Parent Breach Termination Event”);

●	prior to obtaining the Company Shareholder Approval, the Board or the Special Committee shall have determined to make a Change in Company Recommendation in respect of a Superior Proposal and terminate the Merger Agreement; provided, that substantially concurrently with or immediately after the termination of the Merger Agreement by the Company, the Company enters into definitive binding transaction documents with respect to the relevant Superior Proposal and the Company pays to Parent the Company Termination Fee (as defined below) in immediately available funds; provided further, that the Company will not be entitled to terminate the Merger Agreement unless the Company has complied with the requirements of the Merger Agreement with respect to such Superior Proposal (a “Superior Proposal Termination Event”); or

●	all conditions to Parent’s and Merger Sub’s obligations to complete the Merger (except those to be satisfied at the closing) have been satisfied or waived, the Company has irrevocably confirmed in writing to Parent that the closing conditions specific to the Company have been satisfied (except those to be satisfied at the closing) or the Company is willing to waive them and is prepared to close, and Parent and Merger Sub fail to consummate the closing within 10 business days following the date the closing should have occurred under the Merger Agreement (a “Parent Failure to Close Termination Event”).

Parent may terminate the Merger Agreement at any time prior to the Effective Time if:

●	a breach or failure of any representation, warranty or covenant of the Company set forth in the Merger Agreement shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of a condition to Parent’s or Merger Sub’s obligations to complete the Merger, and such breach or failure is not capable of being cured prior to the Termination Date, or if capable of being cured, is not cured within 30 business days following written notice from Parent (or such shorter period of time that remains between the date Parent provides written notice and the Termination Date), except that Parent will not have this termination right if either Parent or Merger Sub is in material breach of the Merger Agreement and such breach would result in any Company’s closing conditions not to be satisfied; or

●	the Board or the Special Committee shall have effected a Change in Company Recommendation (together with the events under the bulleting point immediately above, collectively, the “Parent Termination Events”).

Termination Fees

The Company is required to pay Parent or its designees a termination fee of US$550,000 (the “Company Termination Fee”) if the Merger Agreement is terminated:

●	by Parent pursuant to any Parent Termination Event;

●	by Company pursuant to a Superior Proposal Termination Event; or

●	by the Company or Parent because the Company Shareholder Approval shall not have been obtained or the Effective Time shall not have occurred on or before the Termination Date, if at the time of such termination, a Competing Proposal relating to a Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not publicly and unconditionally withdrawn prior to the earlier of the termination of the Merger Agreement or the Shareholders’ Meeting, and within 12 months after such termination the Company or any of its subsidiaries enters into a definitive agreement in connection with the same Competing Proposal referred to above that was later consummated or consummates such Competing Proposal, provided that, for purposes of this clause, all references to “20%” in the definition of “Competing Transaction” will be deemed to be references to “50%.”

Parent is required to pay the Company a termination fee of US$1,100,000 (the “Parent Termination Fee”), if the Merger Agreement is terminated by the Company pursuant to a Parent Breach Termination Event or a Parent Failure to Close Termination Event.

All expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that, if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the Merger Agreement, the Company or Parent, as the case may be, will reimburse the other party for all reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of the termination fee arrangements in the Merger Agreement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee.

Remedies and Limitations on Liability

The Company, Parent and Merger Sub acknowledge and agree that they may be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, without proof of damages, prior to the valid termination of the Merger Agreement, in addition to any other remedy to which they are entitled under the Merger Agreement.

Other than rights of specific performance that Parent may be entitled to, Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain reimbursement and interest in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of Parent, Merger Sub, the Rollover Shareholders, the Sponsor and their affiliates against the Company and its subsidiaries and affiliates for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform under the Merger Agreement or other failure of the Transactions to be consummated.

Other than rights of specific performance that the Company may be entitled to, the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and certain reimbursement and interest in connection with collection of the Parent Termination Fee will be the sole and exclusive remedy of the Company and its subsidiaries and affiliates against Parent, Merger Sub, the Rollover Shareholders, the Sponsor and their affiliates for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform under the Merger Agreement or other failure of the Transactions to be consummated.

Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, the remedies available to each party will be in addition to any other remedy to which they are entitled to at law or in equity; provided that once the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, plus certain reimbursement and interest in connection with collection of the relevant termination fee, if any, any other remedies may not be available against the party making such payment.

Amendment and Waiver

The Merger Agreement may be amended, modified and supplemented by written agreement of the Company, Merger Sub and Parent, by action taken by or on behalf of their respective board of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee; provided, that following receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger or that by laws otherwise would require further approval or authorization by the shareholders of the Company without such further approval or authorization.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Unaffiliated Security Holders access to corporate files of the Company or any Buyer Filing Person or (b) obtain counsel or appraisal services at the expense of the Company or any Buyer Filing Person.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of registered holders of the Shares to dissent from the Merger and receive payment of the fair value of their Shares (“Dissenters’ Rights”) as determined by the Grand Court of the Cayman Islands (the “Grand Court”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to perfect your Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose the ability to assert your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A holder of Dissenting Shares (a “Dissenting Shareholder”) is entitled to payment of the fair value of its, his or her Shares as determined by the Grand Court (as applicable) upon validly dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Act.

The valid exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Shares held by you and to seek relief on the grounds that the Merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

(1)	You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to authorize and approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the vote at the extraordinary general meeting.

(2)	Within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all Company shareholders who have served a notice of objection.

(3)	Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any Company shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Shares. A Company shareholder who dissents must do so in respect of all the Shares which it, he or she holds. Upon giving of the Notice of Dissent, the Company shareholder to whom the Notice of Dissent relates will cease to have any of the rights of a Company shareholder except the right to be paid the fair value of its, his or her Shares, the right to participate fully in proceedings to determine the fair value of such Shares and the right to seek relief on the grounds that the Merger is void or unlawful.

(4)	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase its, his or her Shares at a price determined by the Company to be the fair value of such Shares.

(5)	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then the Company shall pay to the Dissenting Shareholder such amount in cash forthwith.

(6)	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent, which petition by the Company must be accompanied by a verified list containing the names and addresses of all Company shareholders who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of such Shares (if a Dissenting Shareholder files a petition, the Company must file such verified list within 10 days after service of such petition on the Company).

(7)	If a petition is timely filed and served, the Grand Court will determine at a hearing at which Dissenting Shareholders are entitled to participate, (a) the fair value of such Shares held by those shareholders as the Grand Court finds are involved with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the Company shareholder of record or a person duly authorized on behalf of that Company shareholder, fully and correctly, as such Company shareholder’s name appears on the register of members of the Company. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a Company shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to such Shares.

If you do not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Islands Companies Act with regard to the exercise of Dissenters’ Rights, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy holder discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the Merger Proposal, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company at                    .

If you are considering dissenting, you should be aware that the fair value of your Shares as determined by the Grand Court (as applicable) under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise Dissenters’ Rights with respect to your Shares. Depending on the outcome of any petition under Section 238 of the Cayman Islands Companies Act, the Grand Court may order you to pay the Company’s recoverable legal expenses of that petition.

The provisions of Section 238 of the Cayman Islands Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth certain selected historical consolidated financial information of the Company. The following selected consolidated statements of operations and comprehensive loss data for the fiscal years ended March 31, 2024 and 2025 and the selected consolidated balance sheets data as of March 31, 2024 and 2025 have been derived from the Company’s consolidated financial statements, which are included in the Company’s Annual Report, beginning on page F-1. The Company’s historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Report, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such report.

	For the Year Ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands, except for Share and per Share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	573,418,256	614,961,584	85,670,723
Gross profit	455,729,955	507,189,437	70,656,911
Total operating expenses	901,562,457	593,481,321	82,678,293
Loss from operations	(445,832,502)	(86,291,884)	(12,021,382)
Total other income (expense)	(9,360,976)	(14,637,440)	(2,039,152)
Loss before income taxes	(455,193,478)	(100,929,324)	(14,060,534)
Net loss attributable to LakeShore Group	(433,464,871)	(99,982,451)	(13,928,624)
Total comprehensive loss	(437,232,669)	(99,074,241)	(13,802,101)
Loss per share*
Basic and Diluted	(40.54)	(5.22)	(0.73)
Weighted average number of ordinary shares outstanding*
Basic and Diluted	10,692,312	19,158,907	19,158,907

*	Gives retroactive effect to the share consolidation in September 2024.

The following table presents the Company’s selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Balance Sheets Data:
Total current assets	903,167,952	842,218,000	117,329,971
Total non-current assets	609,859,404	525,445,211	73,200,135
Total assets	1,513,027,356	1,367,663,211	190,530,106
Total current liabilities	802,225,732	824,752,522	114,896,843
Total non-current liabilities	125,595,322	43,156,058	6,012,100
Total liabilities	927,821,054	867,908,580	120,908,943
Total shareholders’ equity	585,206,302	499,754,631	69,621,163
Total liabilities and shareholders’ equity	1,513,027,356	1,367,663,211	190,530,106

Net Book Value per Company Share

The Company’s net book value per Share as of March 31, 2025 was approximately US$3.35 based on 20,766,531 Shares outstanding as of that date.

TRANSACTIONS IN THE SHARES AND WARRANTS

Purchases by the Company

There was no purchase of any Shares or Company Warrants by the Company during the past two years.

Purchases by the Buyer Filing Persons

The following table shows the Shares and Company Warrants acquired by the Buyer Filing Persons during the past two years:

Purchaser	Period	Total Number of Shares Purchased			Range of Prices Paid per Share			Average Price Paid per Share
Crystal Peak Investment Inc.	Third Quarter 2025	US$	16,987,542	(1)	US$	0.883	(1)	US$	0.883	(1)
Crystal Peak Investment Inc.	Third Quarter 2025	US$	4,033,790	(2)	US$	1.079	(2)	US$	1.079	(2)
Oceanpine Capital Inc.	Fourth Quarter 2023	US$	52,200	(3)	US$	4.94-5.95	(3)	US$	5.61	(3)

(1)	On July 8, 2025, the Company entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) with Crystal Peak Investment Inc., pursuant to which Crystal Peak Investment Inc. purchased 16,987,542 Shares at a purchase price of US$0.883 per Share in a private placement transaction.

(2)	Pursuant to the Purchase Agreement and as additional consideration for the investment, the Company also issued 16,987,542 warrants (the “Warrants”) to Crystal Peak Investment Inc. Each Warrant shall entitle the holder thereof to purchase one Share, at an exercise price of US$1.079. On July 11, 2025, Crystal Peak Investment Inc. fully exercised 16,987,542 Warrants on a cashless basis for 4,033,790 Shares.

(3)	After giving effect to the 1-for-10 reverse stock split in October 2024 by the Company.

Except as described above, no member of the Buyer Filing Persons nor any of their respective affiliates has purchased any Shares or Company Warrants at any time within the past two years.

Prior Public Offerings

On September 29, 2022, the Company entered into a business combination agreement with, among others, Summit Healthcare Acquisition Corp. (“SPAC”). As a result of and upon consummation of the transactions contemplated by the business combination agreement (the “Business Combination”), the holders of shares and/or warrants of SPAC has become the holders of Shares and/or Company Warrants. The Business Combination was consummated on March 16, 2023. On March 17, 2023, the Shares and Company Warrants commenced trading on NASDAQ, under the symbols “YS” and “YSBPW,” respectively. In connection with the change of the Company’s legal name to LakeShore Biopharma Co., Ltd, Shares and Company Warrants began trading under the symbols “LSB” and “LSBPW,” respectively, effective from May 28, 2024. The Share and Company Warrants were delisted from NASDAQ on September 22, 2025. Upon the delisting of the Shares and Company Warrants from NASDAQ, the Shares and Company Warrants became listed for quotation on OTC Pink under the symbols “LSBCF” and “LSBWF.”

On April 12, 2023, the Company filed a registration statement on Form F-1 (File Number: 333-271221) relating to the offer and sale by the selling securityholders of up to 2,413,076 Shares of the Company, after giving effect to the share consolidation of the Company completed in September 2024. The registration statement was subsequently amended and declared effective by the SEC on January 25, 2024.

Except as described above, the Company has not made any underwritten public offering of its securities during the past three years.

Transactions in Prior 60 Days

Other than the Merger Agreement and agreements entered into in connection therewith including the Support Agreement, the Interim Investors Agreement, the Equity Commitment Letter and the Limited Guarantee, and as disclosed above, there have been no transactions in the Shares or Company Warrants during the past 60 days by the Company, any of the Company’s officers or directors, the Buyer Filing Persons or any other person with respect to which disclosure is provided in Annex E or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Shares as of the date of this proxy statement, by:

●	each of the Company’s directors and executive officers;

●	the Company’s directors and executive officers as a group;

●	each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Shares; and

●	each filing person and its directors and executive officers, as applicable.

The calculations in the table below are based on 41,212,693 Shares outstanding as of November 26, 2025 (excluding 575,170 Shares held in treasury).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers
Yue (Pierson) Pan	—	—
Xu Wang	101,732	0.2
Rui (Rachel) Yu	101,732	0.2
Dr. Hui (David) Shao(2)	313,638	0.8
Jutao (Adam) Zhao	—	—
Linnan (Thomas) Xue	—	—
Chunyang Shao	—	—
Dr. Yuan Liu	—	—
Zhiyuan Ran	—	—
Dr. Honggang Teng	25,000	0.1
All directors and executive officers as a group	542,102	1.3

Principal Shareholders
Crystal Peak Investment Inc.(3)	21,021,332	51.0
Fung Ching Wong / Apex Prospect Limited(4)	9,836,010	23.9
Yi Zhang and his affiliated entities(5)	4,908,919	11.9

Filing Persons
Crystal Peak Investment Inc.(3)	21,021,332	51.0
Crystal Peak Holdings Inc.(6)	21,021,332	51.0
Huaqin Xue(7)	21,021,332	51.0
Oceanpine Capital Inc.(8)	52,200	0.1
Oceanpine Investment Fund II LP(9)	410,560	1.0
Dave Liguang Chenn(10)	462,760	1.1

Directors and Executive Officers of Filing Persons
Huaqin Xue(3)	21,021,332	51.0
Dave Liguang Chenn(10)	462,760	1.1

(1)	For each named person, the percentage ownership includes Shares which the person has the right to acquire within 60 days after the date of this proxy statement. However, such Shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)	Represents (i) 180,278 Shares held by Mountainview Investment Holdings LLC, a limited liability company incorporated under the laws of the State of Delaware and wholly-controlled by Dr. Hui (David) Shao; and (ii) 133,360 Shares directly held by Dr. Hui (David) Shao.

(3)	Represents 21,021,332 Shares owned by Crystal Peak Investments Inc. (“Crystal Peak”).

(4)	Represents 9,836,010 Shares owned by Apex Prospect Limited (“Apex”). Ms. Fung Ching Wong (“Ms. Wong”) currently exercises voting and dispositive control over these Shares. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of these Shares. Information set forth above is based upon Ms. Wong’s Schedule 13D filed with the SEC on February 14, 2024, as amended on July 15, 2025.

(5)	Represents (i) 3,897,200 Shares held by All Brilliance Investments Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Mr. Yi Zhang; (ii) 457,150 Shares held by Hopeful World Company Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Ms. Rui Mi, the spouse of Mr. Yi Zhang; (iii) 243,575 Shares held by Acton Town International Limited, a limited liability company incorporated under the laws of British Virgin Islands and being held wholly-controlled by Ms. Nan Zhang, a daughter of Mr. Yi Zhang; (iv) 243,575 Shares held by Apex Pride Global Limited, a limited liability company incorporated under the laws of British Virgin Islands and wholly-controlled by Ms. Xu Zhang, a daughter of Mr. Yi Zhang; (v) 62,919 Shares directly held by Mr. Yi Zhang; (vi) 1,334 Shares directly held by Ms. Nan Zhang; and (vii) 3,166 Shares directly held by Ms. Xu Zhang. Mr. Yi Zhang and his aforementioned affiliates have entered into an acting-in-concert agreement to act in concert with Mr. Yi Zhang. Information set forth above is based upon Mr. Yi Zhang and his affiliated entities’ Amendment No.1 to Schedule 13G filed with the SEC on February 16, 2024, after giving effect to the share consolidation of the Company completed in September 2024.

(6)	Represents 21,021,332 Shares owned by Crystal Peak which is wholly owned by Crystal Peak Holdings Inc. (“Crystal Holdings”).

(7)	Represents 21,021,332 Shares owned by Crystal Peak which is wholly owned by Crystal Holdings. Huaqin Xue is a director of both Crystal Peak and Crystal Holdings and is the sole shareholder of Crystal Holdings and may be deemed to be the beneficial owner of these Shares.

(8)	Represents 52,200 Shares held by Oceanpine Capital Inc. (the “Sponsor”).

(9)	Represents 410,560 Shares held by Oceanpine Investment Fund II LP. (“Oceanpine Investment”).

(10)	Represents (i) 52,200 Shares held by the Sponsor; and (ii) 410,560 Shares held by Oceanpine Investment. Mr. Dave Liguang Chenn is the managing partner of both the Sponsor and Oceanpine Investment and may be deemed to be the beneficial owner of these Shares.

As of the date of this proxy statement, to our knowledge, our directors and executive officers intend to vote all their Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would,” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among other things, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

●	the satisfaction of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by our shareholders;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

●	equity financing may not be funded at the Effective Time because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the Merger not being completed promptly or at all;

●	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

●	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

●	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

●	diversion of our management’s attention from our ongoing business operations;

●	inability to manage the expanding operations effectively, which could harm our business;

●	inability to hire or retain key personnel;

●	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

●	our failure to comply with regulations and changes in regulations;

●	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

●	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report. See “Where You Can Find More Information” beginning on page 93 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You may also obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at https://investors.lakeshorebio.com/index.html. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going private transaction, the Company and the Buyer Filing Persons have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since July 31, 2025 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our Investor Relations Department, at the email address and phone number provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED ___________. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

OCEANPINE SKYLINE INC.

OCEANPINE MERGER SUB INC.

and

lakeshore biopharma co., ltd

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2025 (this “Agreement”), is entered into by and among LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. (the “Company”), Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party,” and collectively, the “Parties”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 1.1 hereof.

RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent as a result of the Merger on the terms and subject to the conditions set forth herein and in accordance with Part 16 of the Companies Act (the “Merger”);

WHEREAS, the board of directors of the Company (the “Board”) acting upon the unanimous recommendation of the Special Committee has (a) determined that the terms of this Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act) and declared it advisable to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Merger, (b) adopted resolutions authorizing and approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and (c) resolved to recommend that the shareholders of the Company approve this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, at the Shareholders’ Meeting;

WHEREAS, the respective board of directors of Parent (on behalf of Parent itself and as the sole shareholder of Merger Sub) and Merger Sub has each unanimously (a) determined that the terms of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are advisable and in the best interests of Parent and Merger Sub, respectively, and their respective shareholders, and (b) authorized and approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition and inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders and Parent have entered into a rollover and support agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which each of such Rollover Shareholders has irrevocably agreed, among other things, (a) to vote any Shares Beneficially Owned by each of them in favor of the approval and adoption of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) subject to the terms and conditions of the Support Agreement, (A) to subscribe for or otherwise receive newly issued Parent Shares at or immediately prior to the Effective Time and (B) to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Guarantor has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof, to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound the Parties hereby agree as follows:

Article I
DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“2020 Plan” means the 2020 Share Incentive Plan of the Company adopted on December 31, 2020.

“2024 Plan” means the 2024 Share Incentive Plan of the Company adopted on May 21, 2024 and amended in March 2025.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that an Acceptable Confidentiality Agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.2.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and, with respect to any natural person, shall also include any member of the immediate family of such natural person; provided, that (a) the Rollover Shareholders, the Sponsor, the Guarantor and their respective Affiliates (other than the Group Companies) shall not be deemed to be Affiliates of any Group Companies and vice versa; and (b) the Rollover Shareholders, the Sponsor, the Guarantor and their respective Affiliates (taking into account the forgoing clause (a)) shall be deemed to be the Affiliates of Parent and Merger Sub. For purposes of this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Antitakeover Statutes” means any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under applicable Laws.

“Applicable Date” has the meaning set forth in Section 4.7(a).

“Arbitrator” has the meaning set forth in Section 10.9.

“Assumed Option” has the meaning set forth in Section 3.3(a).

“Assumed RSU” has the meaning set forth in Section 3.3(d).

“Beneficially Own” has the meaning set forth in Rule 13d-3 under the Exchange Act and the rules and regulations thereunder.

“Board” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 3.2(b).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the City of New York, New York, the United States, the Cayman Islands, Hong Kong or Beijing, China are authorized or required by Laws or Orders to be closed for general business.

“Buyer Group Contracts” means collectively, the Limited Guarantee, the Equity Commitment Letter and the Support Agreement.

“Certificates” has the meaning set forth in Section 3.2(b).

“Change in Company Recommendation” has the meaning set forth in Section 6.2(e).

“Change in Company Recommendation Notice” has the meaning set forth in Section 6.2(f).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company” has the meaning set forth in the Preamble.

“Company Equity Awards” means the Company Options, the Company RSUs and any other awards granted under any Share Incentive Plan.

“Company Intellectual Property” has the meaning set forth in Section 4.15(a).

“Company Leased Real Property” means each leasehold interest held by any of the Group Companies in any real property used or occupied in connection with the businesses of the Group Companies, in each case, that is material to the business of the Group Companies, taken as a whole.

“Company Material Adverse Effect” means any Effect (as defined below) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Group Companies taken as a whole; or (b) prevents or materially delays or would reasonably be expected to prevent or materially delay the consummation by the Company of the Merger or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in no event shall any Effects arising out of, relating to or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect described in clause (a) above: (i) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general; (ii) changes in GAAP (as defined below) or regulatory accounting requirements (or any interpretation or enforcement thereof) after the date hereof; (iii) changes in applicable Laws (or any interpretation or enforcement thereof) that are applicable to the Company or any of the other Group Companies; (iv) the public announcement or disclosure of or performance of this Agreement or the Transactions, the pendency or consummation of the Transactions, or the identity of the Parties hereto, including the initiation of shareholder litigation or other Legal Proceeding related to this Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of the other Group Companies has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of this Agreement or the Transactions, or the identity of the Parties hereto); (v) geopolitical conditions, acts of God, natural or man-made disasters, epidemics, pandemic or other public health crises, declared or undeclared acts of war, acts of sabotage or terrorism, outbreak or escalation of hostilities or other comparable events or outbreaks; (vi) changes in the market price or trading volume of the Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) actions or omissions of any of the Group Companies taken that are required by this Agreement or with the written consent or at the written request of Parent, Merger Sub or any of their Affiliates or Representatives; (viii) changes, effects or circumstances affecting the industries or markets in which the Group Companies operate; (ix) the failure by the Company to meet any internal or industry estimates, expectations, forecasts, guidance, milestones, projections or budgets or internal or published projections of revenue, earnings, cash flaw or cash position for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (xi) any breach of the Transaction Agreements by Parent, Merger Sub or any other party thereunder (other than the Company), or any action taken by any Group Companies at the direction or consent of Parent, Merger Sub, the Sponsor, or any of their Affiliates or Representatives; provided, that the Effects set forth in clauses (i), (ii), (iii), (v) and (viii) above may be taken into account in determining whether a Company Material Adverse Effect has occurred only to the extent such Effects, individually or in the aggregate, have a materially disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industries in which the Company and any of the Group Companies operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably expected to be, a Company Material Adverse Effect).

“Company Material Contracts” has the meaning set forth in Section 4.14(a).

“Company Option” means each option to purchase Shares granted under the Share Incentive Plans at or prior to the Effective Time, whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Owned Real Property” means all real property and interests in real property owned by any of the Group Companies as of the date of this Agreement.

“Company Permits” has the meaning set forth in Section 4.12(b).

“Company Personnel” has the meaning set forth in Section 4.19(b).

“Company Recommendation” has the meaning set forth in Section 4.4(b).

“Company RSU” means each restricted share unit or other right to acquire Shares granted under the Share Incentive Plans at or prior to the Effective Time, the restrictions over which have not lapsed at or prior to the Effective Time in accordance with the terms thereof.

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current and future employees, partners, shareholders, agents, managers, members or Affiliates (excluding any member of the Parent Group).

“Company SEC Reports” has the meaning set forth in Section 4.7(a).

“Company Shareholder Approval” means a special resolution (as defined in the Companies Act) of the shareholders of the Company, passed by not less than two-thirds of the votes cast by the holders of Shares as, being entitled to do so, vote in person or, in the case of corporations, by their respective duly authorized representatives or, where proxies are allowed, by proxy, as a single class to approve and authorize this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, in accordance with the Companies Act and the Company’s articles of association, at a general meeting of the Company of which notice specifying the intention to propose this resolution as a special resolution has been duly given.

“Company Termination Fee” has the meaning set forth in Section 9.3(a).

“Company Warrant(s)” has the meaning set forth in Section 3.1(f).

“Competing Proposal” means any bona fide written offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent) constituting or may reasonably be expected to lead to any Competing Transaction.

“Competing Transaction” means, other than the Transactions, any transaction or series of transactions for or relating to (a) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, extra-ordinary dividend, share repurchase, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company or to which twenty percent (20%) or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Group Companies that constitute or represent twenty percent (20%) or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (c) any sale, exchange, transfer or other disposition of twenty percent (20%) or more of any class of equity securities of the Company; (d) any general offer, tender offer or exchange offer that, if consummated, would result in any Person Beneficially Owning twenty percent (20%) or more of any class of equity securities of the Company; (e) any other transaction having an effect similar to the foregoing; or (f) any combination of the foregoing. For purposes of this definition, revenue, operating income and EBITDA of the Company shall be determined on a consolidated basis for the prior twelve (12)-month period preceding the date of determination and shall be determined in accordance with GAAP (or, in the case of EBITDA, in a manner consistent with the Company’s past accounting practices and, with respect to the components of EBITDA that are customarily GAAP items, in any case in accordance with GAAP).

“Confidentiality Agreements” means, collectively, (a) the confidentiality agreement, dated September 13, 2025, by and among the Company, the Special Committee, Oceanpine Investment Fund II LP and Oceanpine Capital Inc., (b) the confidentiality agreement, dated September 13, 2025, by and among the Company, the Special Committee and Crystal Peak Investment Inc., (c) the confidentiality agreement, dated October 5, 2025, by and among the Company, the Special Committee, Adjuvant Global Health Technology Fund, L.P. and Adjuvant Global Health Technology Fund DE, L.P., (d) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and Superstring Capital Master Fund LP, (e) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and Epiphron Capital (Hong Kong) Limited, (f) the confidentiality agreement, dated October 27, 2025, by and among the Company, the Special Committee and MSA GROWTH FUND II, L.P.

“Consortium Agreement” means, collectively, (a) that certain consortium agreement, dated as of August 26, 2025, entered into by and among Oceanpine Investment Fund II LP, Oceanpine Capital Inc. and Crystal Peak Investment Inc., (b) that certain deed of adherence, dated as of October 5, 2025, executed by Adjuvant Global Health Technology Fund, L.P. and Adjuvant Global Health Technology Fund DE, L.P., (c) that certain deed of adherence, dated as of October 27, 2025, executed by Superstring Capital Master Fund LP, (d) that certain deed of adherence, dated as of October 27, 2025, executed by Epiphron Capital (Hong Kong) Limited, and (e) that certain deed of adherence, dated as of October 27, 2025, executed by MSA GROWTH FUND II, L.P.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“D&O Insurance” has the meaning set forth in Section 7.5(e).

“Dissenting Shareholders” has the meaning set forth in Section 3.4.

“Dissenting Shares” has the meaning set forth in Section 3.4.

“Effect” means any effect, event, fact, development, circumstance, condition or change.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” means any exceptions to the enforceability of any Contract under applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or under principles of equity regarding the availability of remedies.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, joint venture syndicate, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law binding on any of the Group Companies or its operations or property as of or prior to the date hereof relating in any way to the environment, natural resources or Hazardous Materials.

“Equity Commitment Letter” means the equity commitment letter, dated November 4, 2025, to Parent from the Sponsor, pursuant to which the Sponsor has committed, subject to the terms and conditions set forth therein, to purchase or cause the purchase of the Equity Interests of Parent, for the cash amount set forth therein.

“Equity Interests” means, with respect to any Entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital and other equity securities of such Entity, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Exchange Ratio” has the meaning set forth in Section 3.3(a).

“Excluded Shares” means, collectively, (a) the Rollover Shares, (b) Shares held by any of Parent, Merger Sub and any of their respective Affiliates; (c) Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury; and (d) Shares held by holders who prior to the Closing agree with Parent not to receive any Merger Consideration with respect to such Shares.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Financial Advisor” has the meaning set forth in Section 4.4(c).

“Financing” has the meaning set forth in Section 5.12(a).

“GAAP” has the meaning set forth in Section 4.7(b).

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, tribal territory, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity, and any court or other tribunal).

“Group Companies” means the Company and each of the Company’s Subsidiaries.

“Guarantor” means Oceanpine Capital Inc.

“Hazardous Materials” means any chemical, substance or waste that is regulated and defined by a Governmental Entity as “hazardous,” “toxic,” a “pollutant,” or “radioactive” under applicable Environmental Law.

“HKIAC” has the meaning set forth in Section 10.9.

“HKIAC Rules” has the meaning set forth in Section 10.9.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; and (b) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; in each case, provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Insolvent” means, with respect to any Person, that (a) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total liabilities, including contingent liabilities; (b) the present fair saleable value of such Person’s assets is less than the amount required to pay the probable liability (subordinated, contingent or otherwise) of such Person on its debts, as such debts and liabilities become absolute and matured; (c) such Person intends to incur or believes that it will incur debts or liabilities that would be beyond its ability to pay such debts and liabilities as they mature; or (d) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” has the meaning set forth in Section 4.15(a).

“Interim Investors Agreement” means that certain interim investors agreement, dated as of November 4, 2025, entered into by and among Oceanpine Investment Fund II LP, Oceanpine Capital Inc., Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, Epiphron Capital (Hong Kong) Limited, MSA GROWTH FUND II, L.P., Parent and Merger Sub.

“Knowledge” means,(a) with respect to the Company, such facts and other information that as of the date of determination are actually known by members of the Special Committee; and (b) with respect to Parent or other party, such facts and other information that as of the date of determination are actually known by any director, officer, general or managing partner or person in similar positions of such Person, in each case, after due inquiry.

“Law” means any federal, state, provincial, local, municipal or foreign law, statute, ordinance, regulation, constitution, code, Order, franchise, license, requirement or permit issued, enacted, adopted, promulgated, implemented or otherwise having the force of law or Orders of any Governmental Entity, including any listing, corporate governance and other rules and regulations of the relevant stock exchange on which the relevant parties’ securities are listed.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any lien, mortgage, charge, pledge, encumbrance, security interest or adverse claim; and, with respect to securities, in addition to the foregoing, right of first offer or refusal, call option, limitation on voting rights or transfer restrictions, but excluding restrictions on transfer pursuant to federal and state securities Laws. For the avoidance of doubt, “Lien” does not include a license of Intellectual Property.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.2(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Notice Period” has the meaning set forth in Section 6.2(f).

“Order” means any order, writ, ruling, injunction, judgment, stipulation, determination, award or decree entered by or with any Governmental Entity.

“OTC Market” means the OTC Pink Open Market.

“Parent” has the meaning set forth in the Preamble.

“Parent Group” means collectively, (a) Parent, Merger Sub, the Rollover Shareholders, the Sponsor and the Guarantor, (b) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of each of the Persons listed in clause (a), and (c) any former, current or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders or assignees of any of the foregoing.

“Parent Material Adverse Effect” means any Effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (a) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions; or (b) the compliance by each of Parent and Merger Sub of each of their respective obligations under this Agreement in any material respect.

“Parent Proposal” has the meaning set forth in Section 6.2(f).

“Parent Share” has the meaning set forth in Section 5.3(a).

“Parent Termination Fee” has the meaning set forth in Section 9.3(b).

“Parties” or “Party” has the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 3.2(a).

“Per Share Merger Consideration” has the meaning set forth in Section 3.1(a).

“Permitted Liens” means, collectively, (a) Liens for Taxes, assessments and other governmental charges, levies or claims of payment not yet due and delinquent, or that are being contested in good faith by appropriate Legal Proceedings, in each case for which adequate accruals or reserves have been established in accordance with GAAP; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlord’s or other Liens or security interests arising or incurred in the ordinary course of business; (c) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any real property owned or leased by any Group Companies that do not materially impair the value or current use and operation of such properties; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Entities having jurisdiction over any real property owned or leased by any Group Companies, which are not violated by the current use and operation of such real property; (e) any exceptions or other matters disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by any Group Companies; (f) statutory Liens in favor of suppliers of goods or lessors arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (g) Liens, for Indebtedness, obligations or liabilities that are as of the date hereof described in the Company SEC Reports; (h) Liens for securing any equipment financing incurred in the ordinary course of business; (i) any Liens, encroachments, covenants, restrictions, statement of facts or other matters which an accurate survey or inspection of the real property owned or leased by any Group Companies would disclose, which would not materially impair the occupancy or current use of such real property which they encumber; (j) Liens imposed by applicable Law; (j) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (k) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (l) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (m) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; (n) any Liens to which the underlying fee or any other interest in the leased premises (or the land on which or the building in which the leased premises may be located) is subject, including rights of the landlord under the lease and all superior, underlying and ground leases and renewals, extensions, amendments or substitutions thereof, in each case that do not materially impair the value or current use and operation of the any affected real property owned or leased by the Group Companies; and (o) any other Liens that would not have or be reasonably expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or Entity or government, political subdivision, agency or instrumentality of a government.

“Plan of Merger” has the meaning set forth in Section 2.3.

“Policies” has the meaning set forth in Section 4.18.

“PRC” means the People’s Republic of China; provided, that solely for the purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and the islands of Taiwan.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“Proceeding” has the meaning set forth in Section 7.5(a).

“Proxy Statement” has the meaning set forth in Section 4.8.

“Record Date” has the meaning set forth in Section 7.2(a).

“Release” has the same meaning under the Comprehensive Environmental Response Act, 42 U.S.C. Section 9601(22).

“Representatives” means, with respect to any Person, such Person’s directors, officers, general or managing partners, other employees, agents, attorneys, accountants, financial and legal advisors, consultants, financing sources and other representatives, and the respective Representatives of the foregoing.

“Rollover Shareholders” means Oceanpine Investment Fund II LP, Oceanpine Capital Inc., Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, Epiphron Capital (Hong Kong) Limited, and MSA GROWTH FUND II, L.P., and “Rollover Shareholder” means any one of them.

“Rollover Shares” means (i) the Shares held by the Rollover Shareholders as of the date hereof set forth in the column titled “Number of Rollover Shares” opposite each Rollover Shareholder’s name on Schedule A of the Support Agreement, and (ii) any Shares that the Rollover Shareholders may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.7(c).

“Schedule 13E-3” has the meaning set forth in Section 4.8.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Incentive Plans” means, collectively, the 2020 Plan and the 2024 Plan.

“Shareholders’ Meeting” has the meaning set forth in Section 7.2.

“Shares” means the ordinary shares, per value US$0.0002 per share, of the Company.

“Special Committee” means the special committee of the Board consisting of Mr. Jutao (Adam) Zhao, Mr. Linnan (Thomas) Xue, and Mr. Chunyang Shao as of the date hereof, who are each (a) a member of the Board; (b) not affiliated with Parent or Merger Sub; and (c) not members of the Company’s management; provided, that solely if the existing Special Committee no longer exists after the date hereof or is otherwise altered by the Board, it means any other special committee of the Board composed solely of disinterested and independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Sponsor” means Oceanpine Capital Inc.

“Subsidiary” means, as to any Person, any Person (a) of which such first Person directly or indirectly owns securities or other Equity Interests representing more than fifty percent (50%) of the aggregate voting power; (b) of which such first Person possesses directly or indirectly the right to elect a majority of the board of directors or Persons holding similar positions; or (c) of which such first Person or any other subsidiary of such first Person is a general or managing partner or similar positions; and (d) that such Person controls through contractual arrangements; provided, that, for purposes of this Agreement, none of the Group Companies shall be deemed to be a Subsidiary of the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates prior to the Effective Time.

“Superior Proposal” means a bona fide written offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal”, each reference to “20%” in clauses (a) and (b) in the definition of “Competing Transaction” shall be replaced with “50%” and each reference to “20%” in clauses (c) and (d) in the definition of “Competing Transaction” shall be replaced with “75%”) made by a Third Party that (a) provides for the payment of cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and (b) the Board determines, in good faith judgment acting upon the recommendation of the Special Committee after (i) consultation with its financial advisor and outside legal counsel; (ii) taking into account all terms and conditions of such proposal, including the likelihood and timing of consummation thereof; and (iii) taking into account any changes to this Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal pursuant to Section 6.2(f), to be more favorable to the shareholders of the Company (other than the holders of Excluded Shares) than the Merger; provided, that any such offer shall not be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such offer is not fully committed to such Third Party; (B) the consummation of the transaction contemplated by such offer or proposal is conditional upon the obtaining and/or funding of such financing; or (C) the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Company” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, excise, real or personal property, sales, value added, franchise, withholding, social security, occupation, use, margin, environmental, escheat, unclaimed property, workers’ compensation, service, service use, value added, license, net worth, payroll, franchise, alternative, transfer or recording tax or other tax, fee, levy, duty, tariff, impost or other charge of any kind whatsoever, including any interest, penalties or additions thereto, whether disputed or not.

“Tax Return” means any report, return, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to a Governmental Entity under the applicable Laws with respect to Taxes.

“Termination Date” has the meaning set forth in Section 9.1(b)(2).

“Third Party” means any Person or “group” (as defined in Section 13(d) of the Exchange Act)of persons, other than Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor, or any of their respective Affiliates or Representatives.

“Transaction Documents” means this Agreement, the Buyer Group Contracts or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

“Transactions” has the meaning set forth in the Recitals.

“Warrant Agreement” means that certain warrant agreement, dated June 8, 2021, by and between Summit Healthcare Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended by that certain warrant assignment agreement, dated September 29, 2022, by and among Summit Healthcare Acquisition Corp., the Company and Continental Stock Transfer & Trust Company.

Section 1.2 Other Definitional Provisions; Interpretation

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(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, clauses, sub-clauses, annexes, exhibits and/or schedules are to the articles, sections, clauses, sub-clauses of, and annexes, exhibits and/or schedules to, this Agreement, unless otherwise specified.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.”

(c) Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

(d) The term “or” is not exclusive and the word “will” shall be construed to have the same meaning and effect as the word “shall.”

(e) Any reference to “US$” shall be to U.S. dollars.

(f)   References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder, in effect as of the date of this Agreement.

(g) A reference to any document (including this Agreement) is, unless otherwise specified, to that document as amended, consolidated, supplemented, novated or replaced from time to time in accordance with the terms thereof and including any annexes, schedules and exhibits thereto.

Article II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement (to the extent validly waivable by the Company or Parent, as the case may be), and in accordance with the Companies Act, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease and the Merger Sub will be struck off the Register of Companies in the Cayman Islands; and (b) the Company shall be the surviving company (as defined in the Companies Act) (the “Surviving Company”) in the Merger and shall continue its corporate existence under the Laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 2.2 Closing; Closing Date. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place remotely by conference call and electronic exchange of documents and signatures on a date (the “Closing Date”) to be agreed by the Special Committee (on behalf of the Company) and Parent, which shall be as soon as reasonably practicable, but in no event later than the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the Cayman Islands law-governed plan of merger with respect to the Merger (the “Plan of Merger”), substantially in the form set out in Annex A, to be duly executed by the Company and Merger Sub and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Companies Act; and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger shall become effective at such time as specified in the Plan of Merger, in accordance with the Companies Act (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of each of the Company and Merger Sub in accordance with the Companies Act and as provided in this Agreement.

Section 2.5 Memorandum and Articles of Association of the Surviving Company. At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Company, by virtue of the Merger and without any further action by the Surviving Company, shall be amended and restated in its entirety to read identically to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Laws and as provided in such memorandum and articles of association; provided, that (a) all references to “Oceanpine Merger Sub Inc.” in the memorandum and articles of association of the Surviving Company shall be amended to “LakeShore Biopharma Co., Ltd”; (b) references therein to the authorized share capital of the Merger Sub shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 7.5.

Section 2.6 Directors and Officers of the Surviving Company. The Parties shall take all actions necessary at the Effective Time so that (a) the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Company at the Effective Time; and (b) the officers of the Company immediately prior to the Effective Time shall become the initial officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent in a written notice delivered to the Company in accordance with Section 10.2 prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Laws.

Article III
CONVERSION OF SHARES

Section 3.1 Treatment of Company Securities and Merger Considerations.

(a) Treatment of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or Parent, be cancelled and cease to exist in exchange for the right to receive US$0.90 per Share in cash (the “Per Share Merger Consideration”), without any interest thereon, payable in the manner set forth in Section 3.2(b).

(b) Treatment of Excluded Shares. All Excluded Shares issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and cease to exist, without payment of any Merger Consideration or distribution therefor.

(c) Treatment of Dissenting Shares. Each of the Dissenting Shares shall be cancelled and cease to exist in accordance with Section 3.4 and thereafter represent only the right to receive the applicable payments referred to in Section 3.4.

(d) Treatment of Merger Sub Securities. Each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

(e) Adjustment to Merger Consideration. The Per Share Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, effectuated after the date hereof and prior to the Effective Time (but excluding any change that results from any exercise of Company Options or Company Warrants to purchase Shares or the vesting of any Company RSUs) and to provide the holders of Shares, Company Options, Company Warrants and Company RSUs with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

(f) Treatment of Company Warrants. From and after the Effective Time, each warrant to purchase Shares outstanding immediately prior to the Effective Time (each, a “Company Warrant” and, collectively, “Company Warrants”) shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated in the manner set forth in the Warrant Agreement.

Section 3.2 Exchange of Certificates Representing Shares; Payments.

(a) Paying Agent. As soon as reasonably practicable after the execution of this Agreement and prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent hereunder (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for all payments required to be made pursuant to Section 3.1(a) and Section 3.4(b) (in the case of Section 3.4(b), when required thereby) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement on terms reasonably acceptable to the Company with the Paying Agent prior to the Effective Time. Immediately prior to the Effective Time, or in the case of payments pursuant to Section 3.4(b), when required thereby, Parent shall deposit or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, other than the holders of Excluded Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make timely payment of the full amount of the Merger Consideration to be paid pursuant to Section 3.1 and this Section 3.2 (such cash amounts being hereinafter referred to as the “Exchange Fund”). The aggregate Per Share Merger Consideration payable to the Dissenting Shareholders who do not serve a notice of dissent under Section 238(5) of the Companies Act shall be added to the Exchange Fund at the relevant time. Parent (and on and after the Effective Time, the Surviving Company) shall pay, or cause to be paid, all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares (other than Excluded Shares) for the Per Share Merger Consideration.

(b) Exchange Procedures.

(1) Promptly after the Effective Time (and in any event not later than the fifth (5th) Business Day following the Closing Date), the Surviving Company shall cause the Paying Agent to mail (including electronically) to each holder of record of Shares (other than Excluded Shares and Dissenting Shares) represented by certificates (the “Certificates”) or Shares not represented by Certificates (the “Book-Entry Shares”) whose Shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal, which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company (at the direction of the Special Committee) and contain such other provisions as Parent and the Company (at the direction of the Special Committee) may reasonably agree, and which shall specify that delivery of such Certificates shall be deemed to have occurred, and risk of loss and title to the Certificates, shall pass, only upon proper delivery of the Certificates (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) to the Paying Agent, upon adherence to the customary procedures set forth in the letter of transmittal; and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits and indemnities of loss in lieu of the Certificates) in exchange for payment of the Per Share Merger Consideration to which the holder thereof is entitled. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 3.4(b) (and in any event within five (5) Business Days thereafter), Parent shall at the relevant time cause the Paying Agent to mail (including electronically) to the applicable shareholders such letter of transmittal and instructions described in the immediately preceding sentence. Upon surrender of a Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) for cancellation to the Paying Agent together with such letter of transmittal, duly executed in accordance with the instructions thereto, the holder of such Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) shall be entitled to receive in exchange therefor cash, in the amount (after giving effect to any required withholding of Taxes) equal to (A) the number of Shares formerly represented by such Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.2(g)) multiplied by (B) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), the Surviving Company shall cause the Paying Agent to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) in respect of such Book-Entry Shares (after giving effect to any required withholding of Taxes), without such holder being required to deliver a Certificate to the Paying Agent; provided, that an “agent’s message” has been previously delivered to the Paying Agent regarding such Book-Entry Shares, and such Book-Entry Shares shall then cease to represent any right to receive the Per Share Merger Consideration hereunder. No interest shall be paid or accrued on the Per Share Merger Consideration payable to holders of Book-Entry Shares or Certificates.

(2) If any Per Share Merger Consideration is to be paid to a Person other than a Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the (i) the Certificate so surrendered shall be accompanied by a proper form of transfer; and (ii) the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable. Payment of the applicable Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) Investment of the Exchange Fund. The Exchange Fund, pending its disbursements to the holders of the Shares, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investment that is speculative in nature and that no such investment or loss shall relieve any of Parent, the Surviving Company or the Paying Agent from making the payments required by this Article III. Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under this Article III shall be returned to the Surviving Company. Except as contemplated by Section 3.2(b), this Section 3.2(c), Section 3.2(e) and Section 3.2(h), the Exchange Fund shall not be used for any other purpose.

(d) No Transfers. At the Effective Time, there shall be no further registration of transfers of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company or the Paying Agent for any reason, they shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article III in the case of Shares other than the Excluded Shares and the Dissenting Shares, except as otherwise provided by this Agreement or by Laws.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including all interest and the other proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one (1) year after the Effective Time shall be delivered by the Paying Agent to the Surviving Company, and any former holders of Shares (other than the Excluded Shares) who have not theretofore complied with this Section 3.2 shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to this Article III without any interest thereon, upon compliance with the procedures in Section 3.2(b), in each case subject to applicable abandoned property, escheat or similar Laws.

(f) No Liability. Notwithstanding the foregoing, none of the Paying Agent, Parent, Merger Sub, the Rollover Shareholders, the Surviving Company, or the Company, or any shareholder, partner, member, Representative or Affiliate thereof, shall be liable to any Person in respect of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by former holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Laws, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificate. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in a form reasonably satisfactory to the Surviving Company and the Paying Agent) by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Paying Agent or the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct, and upon such terms as may be reasonably required by the Surviving Company or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Company, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate a check or wire transfer in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate (other than the Excluded Shares or the Dissenting Shares whose holders have served a valid notice of dissent under Section 238(5) of the Companies Act) multiplied by the Per Share Merger Consideration (less any applicable withholding Taxes), without any interest thereon.

(h) Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Surviving Company or the Paying Agent, as applicable, of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (A) has been sent to such Person and has been returned undelivered or has not been cashed; or (B) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company; or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company who are untraceable. Holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 3.3 Treatment of Equity Awards.

(a) Treatment of Company Options under 2020 Plan. Each Company Option granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time shall become fully vested as of the Effective Time. Each Company Option granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company Options that become fully vested as of the Effective Time pursuant to the preceding sentence shall be cancelled as of the Effective Time, automatically and without action by the holder of such Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the Exercise Price of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option, which amount shall be paid as soon as reasonably practicable following the Effective Time by the Surviving Company; provided, that if the Exercise Price of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option shall be cancelled without any payment therefor.

(b) Treatment of Company RSUs under 2020 Plan. Each Company RSU granted under the 2020 Plan that is not vested and is outstanding immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time. Each Company RSU granted under the 2020 Plan that is fully vested and outstanding immediately prior to the Effective Time and the unvested Company RSUs that become fully vested as of the Effective Time pursuant to the preceding sentence shall be cancelled as of the Effective Time, automatically and without action by the holder of such Company RSU, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Shares subject to such Company RSUs, which amount shall be paid as soon as reasonably practicable following the Effective Time by the Surviving Company.

(c) Treatment of Company Options under 2024 Plan. At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Option and Parent, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Company Options under the 2024 Plan, each Company Option under the 2024 Plan, whether vested or unvested, shall be assumed by Parent as an option to purchase Parent Shares (each, an “Assumed Option”) under an equity incentive plan to be established by Parent, exercisable into a number of Parent Shares equal to the product of (i) the number of Shares subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (ii) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of a Parent Share as of the Effective Time, and rounding such product down to the nearest whole number of Parent Shares, with an exercise price per share subject to the Assumed Option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Except as provided above, each Assumed Option shall continue to have, and be subject to, the same terms and conditions as the corresponding Company Option set forth in the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

(d) Treatment of Company RSUs under 2024 Plan. At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU and Parent, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Company RSUs under the 2024 Plan, each Company RSU under the 2024 Plan, whether vested or unvested, shall be assumed by Parent as a restricted stock unit award with respect to a number of Parent Shares (each, an “Assumed RSU”) equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounding such product down to the nearest whole number of Parent Shares. Except as provided above, each Assumed RSU shall continue to have, and be subject to, the same terms and conditions as the corresponding Company RSU set forth in the under the 2024 Plan and the applicable award agreement as in effect immediately prior to the Effective Time.

(e) Alternative Arrangement. The Company acknowledges that Parent may seek, prior to the Closing Date, to agree with an individual holder of a Company Equity Award that all or a portion of such holder’s Company Equity Awards shall not be treated as provided herein, but shall instead be treated as otherwise agreed by and among such holder, the Company and Parent; provided, that in no event will such arrangement result in the assumption, substitution or continuation of such Company Equity Award with terms and conditions that provide additional benefits to such individual holder as compared to terms and conditions in effect immediately prior to the Effective Time. The Company agrees that, to the extent that Parent has identified to the Company in writing, at least fifteen (15) days prior to the Closing Date, the individuals with whom it is seeking agreement with respect to such Company Equity Award, the Company shall use commercially reasonable efforts to facilitate Parent’s access to such individuals in order to discuss such alternative arrangement.

(f) Payment. Any payment under this Section 3.3 shall be made at or as soon as reasonably practicable after the Effective Time pursuant to the Company’s ordinary payroll practices and subject to all applicable Taxes and Tax withholding requirements, each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Laws in respect thereof, and each former holder of Company Options and/or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 3.3.

(g) Consent and Notification. At or prior to the Effective Time, the Company, the Board and/or the compensation committee of the Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.3. As promptly as reasonably practicable following the date hereof, the Company shall use its reasonable efforts to deliver written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 3.3. At or prior to the Effective Time, the Company shall terminate the Share Incentive Plans and all award agreements entered into under Company Options and Company RSUs, effective as of the Effective Time.

Section 3.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and if and to the extent available under the Companies Act, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (whether due to failure to comply with any procedural requirements of Section 238 of the Companies Act or otherwise) (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall have no right to receive the Per Share Merger Consideration and shall instead upon serving a valid written notice of dissent under Section 238(5) of the Companies Act be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b) For the avoidance of doubt, if any shareholder has failed to validly exercise or perfect its dissenter’s rights pursuant to Section 238 of the Companies Act, or if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the Companies Act (e.g., the giving of a written objection pursuant to Section 238(2) of the Companies Act) subsequently withdraws or loses its dissenter’s rights pursuant to the Companies Act (whether due to its failure to comply with any procedural requirements of Section 238 of the Companies Act or otherwise) with respect to any Dissenting Shares, such Shares shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.2 at the later of (i) the Effective Time; and (ii) the occurrence of such event. Parent or the Surviving Company, as applicable, shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (A) the number of Shares for which such shareholder has lost its dissenter’s rights pursuant to the Companies Act and (B) the Per Share Merger Consideration.

(c) The Company shall give Parent (i) prompt notice of any written notices of objection, notices of dissent or demands for appraisal received by the Company, written withdrawals of such notices, demands or offers, any other such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger; and (ii) the opportunity to participate in negotiations and Legal Proceedings with respect to demands for appraisal under the Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offer or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.5 Withholding Rights. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and any other Person that has a payment obligation pursuant to this Agreement shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options and Company RSUs such amounts as are required to be deducted or withheld therefrom under the Code or any provision of any other applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Company, the Paying Agent or any other Person that has a payment obligation pursuant to this Agreement, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.6 No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any un-surrendered Certificates.

Section 3.7 Merger Consideration and Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration is equal to or greater than the fair value of the Shares for the purposes of Section 238(8) of the Companies Act.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as and to the extent set forth in the Company SEC Reports filed prior to the date of this Agreement, without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “Forward-Looking Statements” disclaimer to the extent they are cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein, or (b) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect, of which any of Parent, Merger Sub, the Sponsor or any of the Sponsor’s Affiliates or any Representative of the Sponsor or its Affiliates has knowledge, or should have knowledge after due inquiry, prior to the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization. Each of the Group Companies is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Group Companies is duly qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Memorandum and Articles of Association. None of the Group Companies is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.3 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each. As of the date hereof, (i) 41,212,693 Shares are issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and nonassessable; (ii) no Company RSUs are issued and outstanding; (iii) 854,086 Company Options are granted and outstanding; and (iv) 16,749,989 Company Warrants, each exercisable for 0.1 Share, are outstanding.

(b) Except (1) as set forth in this Section 4.3 or elsewhere in this Agreement; (2) as contemplated by the Transactions; (3) for the Company Options and Company RSUs (including the rights and obligations of their holders and the Company under the terms of the Company Options and the Company RSUs); and (4) any issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company; (iii) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights (whether or not currently exercisable), agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares of capital stock, voting securities or other Equity Interests of the Company or securities convertible into or exchangeable for capital stock or voting securities or other equity securities of the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

(c) All Shares subject to issuance upon due exercise of a Company Option or settlement of a Company RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Share Incentive Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding; and (ii) the forms of award agreement evidencing such Company Options and Company RSUs. There are no award agreements evidencing such Company Options and Company RSUs under the 2024 Plan with terms that are materially different from those set forth in the forms of award agreement.

Section 4.4 Authorization; Validity of Agreement; Opinion of Financial Advisor.

(a) Assuming the accuracy of the representations in Section 5.7, (i) the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions, (ii) the execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly and validly authorized by the Board, except for obtaining the Company Shareholder Approval and the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and the appropriate merger documents as required by the Registrar of Companies of the Cayman Islands, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, and (iii) this Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(b) The Special Committee is composed of three (3) members of the Board, each of whom is not affiliated with Parent or Merger Sub and is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in Rule 10A-3 under the Exchange Act). The Board, acting upon the recommendation of the Special Committee, by resolutions duly adopted by vote of those directors voting at a meeting duly called and held, has (i) determined that the terms of the Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares); (ii) determined that the Merger is in the best interests of the Company and the unaffiliated security holders (as such term is defined in Rule 13e-3 of the Exchange Act), and declared that it is advisable for the Company to enter into this Agreement with Parent and Merger Sub and the Plan of Merger; (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein; and (iv) subject to the terms of this Agreement (including Section 6.2), resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”).

(c) The Special Committee has received the written opinion of Kroll, LLC (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares and Dissenting Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement for informational purposes only. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 4.5 Subsidiaries. All of the Subsidiaries of the Company are set forth in the Company SEC Reports or previously disclosed to Parent, Merger Sub, the Rollover Shareholders or any of their respective Affiliates or Representatives. All Equity Interests in or other voting securities of the Subsidiaries of the Company held by the Company or any other Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable. All such Equity Interests in and voting securities of the Company’s Subsidiaries owned by the Company or another Subsidiary of the Company are free and clear of any Lien or any other limitations or restrictions on such Equity Interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such Equity Interests and the right to receive dividends and distributions on such Equity Interests) other than the Permitted Liens. There are no issued, reserved for issuance or outstanding (a) securities of the Company or any Subsidiary of the Company convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company; (b) options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue or sell any capital stock, voting securities or Equity Interests convertible into or exchangeable for capital stock or voting securities of any Subsidiary of the Company (other than the issuance, sale, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries); or (c) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company.

Section 4.6 Consents and Approvals; No Violation.

(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws; (ii) compliance with the rules and regulations of the OTC Market; (iii) the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and related documentation as required by the Companies Act and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement, the Merger and the other Transactions, including (A) the joining of the Company in the filing of the Schedule 13E-3 and the furnishing of Form 6-K; and (B) the filing or furnishing of one or more amendments to the Schedule 13E-3 and Form 6-K to respond to comments of the staff of the SEC, if any, on the Schedule 13E-3, (v) such filings as may be required in connection with state and local transfer Taxes, and (vi) such filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will require on the part of the Company any filing or registration with, notification to, action by, or authorization, permit, consent or approval of any Governmental Entity.

(b) Assuming the consents, approvals, qualifications, Orders, authorizations and filings referred to in Section 4.6(a) have been made or obtained and the accuracy of the representations in Section 5.7, and subject to the receipt of the Company Shareholder Approval, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Transactions will (i) conflict with or violate any provision of the memorandum of association, articles of association (or any equivalent organizational documents) of the Company or any of its Subsidiaries; (ii) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, result in the loss of a benefit under, result in the termination of or a right of termination or cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien (except for Permitted Liens) upon any of the respective properties or assets of any Group Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which any Group Company is a party or by which any of them or any of their properties or assets may be bound; or (iii) violate any Law or Order applicable to any of the Group Companies or any of their properties or assets, except, in each case of sub-clauses (i) through (iii), for such violations, breaches, defaults, terminations, cancellations, amendments, accelerations or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 SEC Reports; Internal Control.

(a) The Company has filed or furnished all reports and other documents (including all exhibits, amendments and supplements thereto) with the SEC required to be filed or furnished by the Company since March 17, 2023 (the “Applicable Date”) (such reports and documents, together with any current reports filed during such period by the Company with the SEC on a voluntary basis on Form 6-K, and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”) on a timely basis or has received a valid extension of such filing deadline and has filed any such Company SEC Reports prior to the expiration of any such extension. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Reports were amended, as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements (including the related notes, where applicable) of the Company included in or incorporated by reference into the Company SEC Reports was prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the respective periods then ended, except as may be noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(c) The Company is in compliance in all material respects with, the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder. The Company has established and maintains in all material respects disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to the management of the Company as appropriate to allow timely decisions regarding required disclosure. To the Knowledge of the Company, (i) there are no “significant deficiencies” or “material weakness”, if any, in the design or operation of internal control over financial reporting which are reasonably be expected to materially adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) there is no fraud, whether or not material, that involves management or other employees of the Company or any of the Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

Section 4.8 Proxy Statement; Other Information. The information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the proxy statement (such Proxy Statement, as amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the shareholders of the Company and the transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, the “Schedule 13E-3”) to be filed with the SEC with respect to the Merger will not, on the date such Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, or on the date such Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, as the case may be, contain any untrue statement of a material fact of the Company or omit to state any material fact of the Company required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will each comply as to form in all material respects as of the date of its first use with the provisions of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. No representation is made by the Company with respect to statements made in the Proxy Statement or the Schedule 13E-3 or incorporated by reference therein to the extent based on information supplied, or required to be supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates or Representatives.

Section 4.9 No Undisclosed Liabilities. Except for liabilities or obligations (a) incurred in the ordinary course of business and consistent with past practices since March 31, 2025; (b) disclosed in or reflected or reserved against in the Company’s consolidated financial statements (or notes thereto) included in the Company SEC Reports; (c) arising under this Agreement or in connection with the Transactions or for performance of obligations under the express terms of Company Material Contracts or applicable Law; (d) which have been discharged or paid in full in the ordinary course of business and consistent with past practices, (e) that are otherwise the subject of any other representation or warranty contained in this Article IV, or (f) which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, none of the Group Companies has, or is responsible for performing or discharging, any accrued, contingent or other liabilities of any nature required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries (and the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company SEC Reports, whether due or to become due, either matured or unmatured.

Section 4.10 Absence of Certain Changes. Since March 31, 2025 through the date of this Agreement, (a) the Group Companies have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Company Material Adverse Effect or any Effects that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Litigation; Orders. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement:

(a) there is no Legal Proceeding that has been initiated since the Applicable Date and is pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, or any share, security, Equity Interest, property or asset of any of the Group Companies, before any Governmental Entity; and

(b) there is no Order that has been issued since the Applicable Date with respect to any of the Group Companies or any of the assets owned or used by any of the Group Companies.

Section 4.12 Compliance with Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) each of the Group Companies is in compliance with, and since March 31, 2023 has not been given written notice of any violation of, Laws applicable to them; and

(b) (i) each of the Group Companies is in possession of all grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for it to own, lease, operate and use its properties and assets or to carry on its business substantially as is being conducted as of the date of this Agreement (the “Company Permits”); (ii) each of the Group Companies is in compliance with the terms of the Company Permits and all of the Company Permits are valid and in full force and effect; and (iii) no suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing.

Section 4.13 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Group Companies has (i) timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns were true, correct and complete in all material respects when filed and (ii) paid, discharged or accrued all material Taxes that are due and payable by any of them.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, since the Applicable Date, the Group Companies have not received written notice of any audits or examinations of any Tax Return of any of the Group Companies, and none of the Group Companies has been notified in writing by any jurisdiction that the jurisdiction believes that such entity was required to file any Tax Return in such jurisdiction that was not filed.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or significant deficiencies against any of the Group Companies.

(d) The Group Companies have withheld and collected all material amounts of Taxes to the extent required by applicable Laws to be withheld or collected, and, to the extent required by applicable Laws, have paid over such amounts to the appropriate Governmental Entity.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company’s Subsidiaries has, in accordance with applicable Laws, duly registered with the relevant Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Entities, (ii) no submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Entities in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and (iii) as of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the Knowledge of the Company, threatened in writing.

(f) The representations set forth in this Section 4.13 are the sole and exclusive representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 4.13 and will not be based on the representations set forth in any other provision of this Agreement. Nothing in this Section 4.13, or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attribute, asset, or benefit or (ii) any Tax positions that Parent or any of its Affiliates (including any Group Company) may take in respect of a taxable period (or portion thereof) beginning after the Closing Date.

Section 4.14 Material Contracts.

(a) For purposes of this Agreement, the “Company Material Contracts” means (i) this Agreement and (ii) any Contracts to which any of the Group Companies is a party as of the date of this Agreement filed as exhibits to the Company SEC Reports.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract constitutes a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to Enforceability Exceptions; (ii) to the Knowledge of the Company, none of the Group Companies nor any other party to a Company Material Contract is in breach or violation of, or default under, or has taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, any Company Material Contract; (iii) the Group Companies have not received, during the twelve (12) month period preceding the date hereof, any written claim or notice of default under any Company Material Contract which has not been resolved; (iv) to the Knowledge of the Company, the Group Companies have not received, as of the date of this Agreement, any written notice from any counterparty that such counterparty intends to terminate any Company Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction will constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Company Material Contract.

Section 4.15 Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies own or possess all necessary or required licenses or other necessary or required rights to use (in each case, free and clear of any Liens, except for Permitted Liens) in the manner currently used, all material patents, patent rights, trademarks (including common law trademark rights in program titles and other protectable elements), trademark rights, trade names, trade name rights, copyrights, domain names, service marks, service mark rights, applications to register, registrations for, and extension and reissues of, any of the foregoing, trade secrets, know-how and proprietary rights and information, in each case to the extent protected under applicable Laws (the “Intellectual Property”) used in connection with the business of the Group Companies as it is now being conducted (the “Company Intellectual Property”);

(b) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and since the Applicable Date has not infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any Person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property;

(c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received, in the past two (2) years, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property that has not been resolved;

(d) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to, or has the valid right to use all Company Intellectual Property used or held for use in or necessary for the conduct of the business of the Group Companies as currently conducted, free and clear of all Liens other than the Permitted Liens. As of the date hereof, to the Knowledge of the Company, no Third Party is infringing in any material respect a proprietary right in any Company Intellectual Property owned by the Group Companies and the use of the Company Intellectual Property in connection with the Group Companies’ businesses as currently conducted does not materially infringe upon any Intellectual Property of any Person. To the Knowledge of the Company, none of the Group Companies has received, in the past two (2) years, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation by any of the Group Companies that has not been settled or otherwise resolved;

(e) the consummation of the Transactions would not adversely alter, encumber, impair or extinguish any Company Intellectual Property right of any of the Group Companies; and

(f) the Group Companies have since the Applicable Date taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of all trade secrets owned, used or held for use by the Group Companies and no such trade secrets have been disclosed other than to employees, representatives and agents of the Group Companies, on a need-to-know basis.

Section 4.16 Real Property.

(a) With respect to each Company Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Company Owned Real Property, free and clear of all Liens, except Permitted Liens; (ii) no Group Company has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein; and (iv) the relevant Group Company has duly complied with all of the terms and conditions of, and all of its obligations under, the relevant land use rights Contract or real property purchase Contract in relation to any Company Owned Real Property owned by it.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the leases under which any of the Group Companies holds any Company Leased Real Property is in full force and effect and constitutes a valid and binding obligation of any of the Group Companies. To the Knowledge of the Company, neither the Group Companies nor any other party to the lease is in material default under any lease.

Section 4.17 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary other than the Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Group Companies.

Section 4.18 Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all material insurance policies with respect to the business and assets of the Group Companies (the “Policies”) are in full force; (ii) to the Knowledge of the Company, none of the Group Companies is in breach or default of any of the Policies; and (iii) to the Knowledge of the Company, none of the Group Companies has received any written notice of cancellation or threatened cancellation of any of the Policies or of any written claim pending regarding the Group Companies under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies.

Section 4.19 Employee Matters.

(a) Each of the Group Companies is in compliance in all material respects with all applicable labor and employment Laws, including all such applicable Laws relating to (i) wages, working hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation; (ii) the collection and payment of withholding and/or social security Taxes and any similar Tax; and (iii) deductions, payments and contributions of retirement insurance, medical insurance, unemployment insurance, work-related injury insurance, birth and nursery insurance, pension fund insurance and any other social benefit payments required by applicable Laws, except, in each case of (i) through (iii), for any non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no disputes pending or, to the Knowledge of the Company, threatened in writing between any of the Group Companies and any of their respective current or former employees, contractors, subcontractors, agents or other Persons engaged by such Group Company in connection with their businesses (collectively, the “Company Personnel”), including disputes with respect to the items listed in this Section 4.19(b) whether directly between any of the Group Companies and any Company Personnel or before or involving any Governmental Entity; (ii) there are no collective bargaining agreement or other labor union Contract applicable to employees of any of the Group Companies and to which such Group Company is a party to or bound by; (iii) there are no unfair labor practice complaints pending, or to the Knowledge of the Company, threatened in writing, against any of the Group Companies before any Governmental Entity; and (iv) there is no strike, slowdown, work stoppage or lockout, or similar activity or, threat thereof, by or with respect to any Company Personnel, nor has there been any such occurrence during the past two (2) years.

Section 4.20   Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Group Companies are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable environmental permits, licenses and other authorizations necessary under applicable Law to operate the business as presently operated, (b) to the Knowledge of the Company, no property of any Group Company where Hazardous Materials are stored, transported, treated or disposed of on behalf of any of the Group Companies is contaminated with any Release of Hazardous Materials in a manner that a remedial action is to be required under applicable Environmental Law, and (c) to the Knowledge of the Company, since the Applicable Date, none of the Group Companies has received any written claim or complaint, or is presently subject to any Legal Proceeding, relating to non-compliance with any applicable Environmental Laws or any other liabilities pursuant to or arising in connection with any Environmental Laws, environmental permits or Hazardous Materials.

Section 4.21 No Other Representations. Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any Group Companies or their respective businesses, or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization.

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(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association, or similar governing documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

(b) Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Agreements and the Transactions.

Section 5.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly authorized and approved by all necessary actions, and no other action on the part of Parent or Merger Sub is necessary to adopt this Agreement or to authorize or approve the execution and delivery this Agreement and the consummation by them of the Transactions, including the Merger (in the case of the consummation of the Merger, subject to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands as required by the Companies Act). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions.

Section 5.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each (each, a “Parent Share”), of which one (1) is validly issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, of which one (1) is validly issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws.

(c) Merger Sub has not created any fixed or floating security interest that are outstanding as of the date of this Agreement.

Section 5.4 Consents and Approvals; No Violations

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(a) Except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; (ii) compliance with the rules and regulations of the OTC Market; (iii) the filing with the Registrar of Companies of the Cayman Islands of the Plan of Merger and related documentation as required by the Companies Act; (iv) such filings with the SEC as may be required to be made by Parent and Merger Sub in connection with this Agreement, the Merger and the other Transactions, including the filing of the Schedule 13E-3; and (v) such filings as may be required in connection with state and local transfer Taxes, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by them of the Transactions will require any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity.

(b) The execution, delivery or performance of this Agreement by Parent and Merger Sub and the consummation by them of the Transactions will not (i) violate any provision of the memorandum and articles of association (or equivalent organizational documents) of Parent or Merger Sub; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which Parent, Merger Sub or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound; or (iii) assuming the filings, registrations, notifications, authorizations, consents and approvals referred to in Section 5.4(a) have been made, violate any Law applicable to Parent, Merger Sub or any of its Subsidiaries or any of their respective properties or assets; except in the case of sub-clauses (ii) and (iii) for such violations, breaches, defaults, terminations, cancellations or accelerations that would not be reasonably expected to have a Parent Material Adverse Effect.

Section 5.5 Proxy Statement; Other Information. None of the information supplied or to be supplied in writing by or on behalf of any of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, on the date such Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, or on the date such Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or their respective Affiliates or Representatives for inclusion therein, will each comply as to form in all material respects as of the date of its first use with the requirements of the Exchange Act. No representation is made by Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor, or their respective Affiliates or Representatives with respect to statements made in the Proxy Statement or the Schedule 13E-3 or incorporated by reference therein to the extent based on information supplied, or required to be supplied by or on behalf of the Company or any of its Subsidiaries or their respective Representatives.

Section 5.6 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates.

Section 5.7 Share Ownership. Other than (a) the Excluded Shares held by Parent, Merger Sub, any Rollover Shareholder or any of their respective Affiliates, which will be cancelled at the Effective Time in accordance with this Agreement; and (b) the Company Options and Company RSUs held by the Rollover Shareholders or any of their respective Affiliates, none of Parent, Merger Sub, the Rollover Shareholders, the Sponsor or any of their respective Affiliates Beneficially Owns any Shares or other securities (including derivative securities) of the Company or any options, warrants or other rights to acquire Shares or other securities of the Company and none of the foregoing has any rights to acquire, directly or indirectly, any Shares except pursuant to this Agreement and the Support Agreement. As of the date hereof, Parent, Merger Sub, the Rollover Shareholders, the Sponsor and their respective Affiliates collectively Beneficially Own 21,988,169 Shares, collectively representing approximately 53.35% of the voting power of the Shares exercisable in a general meeting of the Company.

Section 5.8 Buyer Group Contracts. Parent and Merger Sub have, on or prior to the date of this Agreement, delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts, the Consortium Agreement and the Interim Investors Agreement. Other than the Buyer Group Contracts, the Consortium Agreement and the Interim Investors Agreement, there are (i) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates (excluding the Company and its Subsidiaries), and (ii) no Contracts (whether oral or written) between Parent, Merger Sub, the Rollover Shareholders, the Sponsor, the Guarantor or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Group Companies’ directors, officers, employees or shareholders in their capacity as such, on the other hand, (a) that relate in any way to the Transactions; (b) pursuant to which any shareholder of the Company would be entitled to receive consideration with respect to the Transactions of a different amount or nature than the Per Share Merger Consideration; or (c) pursuant to which any Person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 5.9 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the Guarantor, enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 5.10 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis was performed by Parent and Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations, warranties and covenants of the Company set forth in this Agreement).

Section 5.11 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information. Each of Parent and Merger Sub acknowledges that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other; (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets; (c) Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets); and (d) neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by any of the Group Companies or their respective Affiliates and Representatives or the accuracy or completeness thereof, and neither Parent nor Merger Sub shall, and shall cause their respective Affiliates and Representatives not to, hold any such Person liable with respect thereto, other than intentional fraud in connection therewith.

Section 5.12 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the Equity Commitment Letter pursuant to which the Sponsor or its Affiliates has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Interests of Parent, up to the aggregate amount set forth therein (the “Financing”), the proceeds of which will be used to, among other things, finance the consummation of the Merger and the other Transactions, and (ii) the Support Agreement. Each of the Equity Commitment Letter and the Support Agreement provides, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein.

(b) As of the date hereof, (i) each of the Equity Commitment Letter and the Support Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto (subject to the Enforceability Exception), and (ii) neither the Equity Commitment Letter nor the Support Agreement has been amended or modified and no such amendment or modification is contemplated, and the respective commitments contained in each of the Equity Commitment Letter and the Support Agreement have not been withdrawn, terminated or rescinded and to the Knowledge of Parent, no such withdrawal, termination or restriction is contemplated. Parent and Merger Sub will have, at or prior to the Closing, cash, available lines of credit or other sources of immediately available funds in U.S. dollars sufficient to pay the aggregate Merger Consideration and all related expenses and other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and the other Transactions and to perform their respective obligations under the Transaction Documents.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or any other parties thereto, under the Equity Commitment Letter or the Support Agreement; or would otherwise excuse or permit the Sponsor to refuse to fund its obligations under the Equity Commitment Letter or excuse or permit the Rollover Shareholders or their respective Affiliates not to perform their respective obligations under the Support Agreement. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

(d) The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing, as applicable, available to Parent on the terms therein.

Section 5.13   Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Each of Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions (including the payment of the aggregate Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions and all related expenses) to occur at the Closing and assuming the accuracy of all of the representations and warranties of the Company set forth herein, will not be (and the Surviving Company will not be), Insolvent. None of Parent and Merger Sub is in default in any material respect with respect to any Contract to which it is a party.

Section 5.14   Absence of Litigation. As of the date hereof, to the Knowledge of Parent, there are no Legal Proceedings pending or threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.

Section 5.15   No Other Representations. Except for the representations and warranties expressly contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1 (the “Pre-Closing Period”), except (a) as required by applicable Laws; (b) with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by any of the Sponsor, its Affiliates, or any Representative of the Sponsor or its Affiliates, as applicable, solely in their respective capacity as a director or officer of the Company); or (c) as otherwise permitted or contemplated by the Transaction Documents, the Company shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course of business and in a manner consistent with past practices, and use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, comply with all applicable Laws, keep available the services of their present key officers and key employees, and preserve its relationships with customers, suppliers, licensors, and others with whom the Company or its Subsidiaries have material business relations as of the date hereof. Without limiting the generality of the foregoing, except (i) as may be required by applicable Laws; (ii) with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed, and for the avoidance of doubt, such consent shall be deemed given if approved by any of the Sponsor, its Affiliates, or any Representative of the Sponsor or its Affiliates, as applicable, solely in their respective capacity as a director or officer of the Company); or (iii) as otherwise permitted or contemplated by the Transaction Documents, during the Pre-Closing Period, the Company shall not, and shall not permit any of the other Group Companies to:

(a) amend or otherwise change its memorandum and articles of association or other equivalent organizational documents or governing instruments;

(b) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries (other than by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company);

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any other equity or equity-linked securities (other than the purchase of Shares to satisfy obligations under a Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with their respective terms and conditions);

(d) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other Equity Interests (except dividends or other distributions in cash, stock or property paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company);

(e) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly-owned Subsidiaries of the Company which would not result in a material increase in the Tax liability of any Group Companies);

(f) acquire, sell, lease, license, subject to any Lien or otherwise dispose of, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5,000,000 in any single transaction or related series of transactions; except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to existing Contracts, or (iii) incurrence of Permitted Liens or Liens securing Indebtedness permitted under this Section 6.1;

(g) incur, issue or assume any Indebtedness or guarantee or otherwise become liable for any Indebtedness (including increasing the Indebtedness under Contracts in existence as of the date hereof) that is not budgeted in the Company’s current or any future plan approved by the Board as of the date hereof and is in excess of US$1,000,000 in a single transaction or series of related transactions, other than (A) in the ordinary course of business and consistent with past practices; (B) incurred between the Company and any of its direct or indirect wholly-owned Subsidiaries or between any of such direct or indirect wholly-owned Subsidiaries; or (C) any Indebtedness incurred under existing Contracts;

(h) incur or commit to incur any single capital expenditure in excess of US$1,000,000, or capital expenditures in the aggregate in excess of US$1,000,000 for the Group Companies taken as a whole, in each case not budgeted in the Company’s current or any future plan approved by the Board as of the date hereof;

(i) (A) (1) make any material change in any method of Tax accounting or (2) make or change any material Tax election; (B) file any material amended Tax Return, settle or compromise any material Tax liability except as required by applicable Laws; or (C) enter into any material closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(j) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Company Material Contract (or any Contract that would be a Company Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments by the Company and its Subsidiaries of US$5,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(k) effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

(l) settle any Legal Proceeding before a Governmental Entity, other than any settlement involving only the payment of monetary damages not in excess of US$1,000,000, except (A) in the ordinary course of business; (B) Legal Proceedings to enforce the terms of the Transaction Documents; (C) Legal Proceedings in connection with the Transaction Documents and the transactions contemplated thereby; or (D) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(m) permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all fees and Taxes required to maintain and protect its interest in each and every item of material Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any material Intellectual Property owned by any Group Company;

(n) fail to use its reasonable best efforts to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act; or

(o) agree, authorize or enter into any Contract to do any of the foregoing.

Section 6.2 Non-Solicitation.

(a) Subject to the provisions of this Section 6.2, and except for actions or omissions taken by or at the direction of Parent or Merger Sub, or their respective Affiliates, including solely in such Person’s capacity as a director, officer or employee of any of the Group Companies or otherwise, during the Pre-Closing Period, the Company shall not, and shall not authorize or permit any of its Representatives, any of the Company’s Subsidiaries or any of their respective Representatives to, directly or indirectly:

(1) solicit, initiate or encourage, any Competing Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(2) enter into, maintain, continue or otherwise engage in discussions or negotiations with any Person or furnish to any Person (or any representative thereof) any non-public information with respect to the Company or any of its Subsidiaries, or cooperate with any Person (or any representative thereof), in each case, with respect to any Competing Proposal or any proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(3) agree to, approve, endorse, recommend, enter into or consummate any written agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar written agreement or any Contract relating to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b));

(4) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party, and the Company shall promptly take all actions necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill, confidentiality or similar agreement and to enforce such standstill, confidentiality or similar agreement; or

(5) authorize or direct any of the Representatives of the Company or any of its Subsidiaries to take any action or resolve to propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, at any time on or after the date hereof and prior to the receipt of the Company Shareholder Approval, following the receipt of a bona fide written proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.2, the Company, the Special Committee and their respective Representatives may (i) contact the Person or group of Persons who has made such proposal or offer to notify such Person the restrictions set forth in this Section 6.2 and/or to clarify and understand the terms and conditions thereof; (ii) furnish non-public information in response to the request of the Person or group of Persons who has made such proposal or offer, provided, that (A) prior to furnishing such nonpublic information, the Company receives from such Person or group of Persons an executed Acceptable Confidentiality Agreement; and (B) concurrently with furnishing any such nonpublic information to such Person or group of Persons, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished or made available by the Company to Parent); and (iii) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such proposal or offer; provided further, that prior to taking any actions described in sub-clause (ii) or (iii), the Special Committee shall (x) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (y) have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action could reasonably be expected to be contrary to its fiduciary duties under applicable Laws; and (z) provide Parent with written notice of the receipt by the Company of any Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to a Competing Proposal (including the identity of the Person or group of Persons making or submitting such Competing Proposal, and details of the material terms and conditions thereof) prior to or concurrently with taking any such action.

(c) The Company shall keep Parent promptly and reasonably informed with respect to (i) any inquiry or indication of interest that could lead to a Competing Proposal; (ii) the status of any such Competing Proposal; and (iii) the status, any material developments and the terms of any material modification thereto. The Company agrees that it will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information or materials to Parent in accordance with, or otherwise complying with, this Section 6.2(c).

(d) The Company shall cease and cause to be terminated any discussions existing as of the date hereof with any Person or group of Persons that relate to or for the purpose of encouraging or facilitating any Competing Proposal.

(e) During the Pre-Closing Period, none of the Company, the Board (in accordance with Section 10.16) or any committee thereof shall (i) change, withhold, withdraw, amend, qualify or modify, or publicly change, withhold, withdraw, amend, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly adopt, approve or recommend, any Competing Transaction; (iii) fail to make the Company Recommendation or include the Company Recommendation in the Proxy Statement, or fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 as promptly as practicable after the commencement of such Competing Transaction (but in any event within ten (10) Business Days following such commencement); or (iv)  resolve or agree to take any of the foregoing actions (any of the actions or events described in sub-clauses “(i)” through “(iv)”, a “Change in Company Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, if in response to the receipt by the Company of a Competing Proposal, the Board (upon the recommendation of the Special Committee) or the Special Committee determines in good faith following consultation with its financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws, the Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, may (1) make a Change in Company Recommendation in respect of such Superior Proposal and (2) cause the Company to terminate this Agreement under Section 9.1(c)(2); provided, that (i) the Board or the Special Committee has first notified Parent in writing of its intent to take such action (any such notice, a “Change in Company Recommendation Notice”), which notice shall contain the identity of the Person making the Superior Proposal, specify the material terms of the Superior Proposal, contain a copy of the material documents and/or agreements providing for the Superior Proposal and indicate that the Board or the Special Committee intends to effect a Change in Company Recommendation and terminate this Agreement; (ii) if requested by Parent in writing, the Company shall, and shall cause its Representatives to, for a period of at least five (5) Business Days following receipt by Parent of the Change in Company Recommendation Notice (such time period, the “Notice Period”) and prior to making any such Change in Company Recommendation and terminating this Agreement, negotiate with Parent and any Representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of this Agreement and the Transactions (a “Parent Proposal”); (iii) following the Notice Period, and taking into account any Parent Proposal received during the Notice Period, the Board or the Special Committee shall have considered in good faith such Parent Proposal, if any, and shall, prior to making any such Change in Company Recommendation and terminating this Agreement, have determined, in respect of such Superior Proposal, following consultation with its financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such Parent Proposal, if any, were to be given effect; (iv) such Superior Proposal did not result from a breach of this Section 6.2 (other than any such breach caused by Parent, Merger Sub, the Sponsor or their respective Affiliates); and (v) the Board or the Special Committee causes the Company to terminate this Agreement under Section 9.1(c)(2) and pay to Parent the Company Termination Fee (as defined below) in accordance with Section 9.3(a). The Company acknowledges and agrees that, in connection with a Change in Company Recommendation Notice delivered in connection with a Competing Proposal that is determined to be a Superior Proposal for purpose of this Section 6.2(f), each successive material modification to the financial terms of such Competing Proposal shall be deemed to constitute a new Competing Proposal to which the requirements of this Section 6.2(f) shall again apply and shall trigger a new Notice Period, except that the Notice Period shall be at least two (2) Business Days.

(g) At the Shareholders’ Meeting, and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.3 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or take any action or fail to take any action which would, or would reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 6.4 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 SEC Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company will prepare and cause to be filed with the SEC, with the assistance of Parent and Merger Sub, the Proxy Statement and the Schedule 13E-3. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company, with the assistance of, and after consultation with, Parent and Merger Sub, shall use its reasonable best efforts to (i) respond, as promptly as reasonably practicable, to any comments received from the staff of the SEC with respect to such filings of the Proxy Statement and the Schedule 13E-3; (ii) prepare and file, as promptly as reasonably practicable, any amendments or supplements necessary to be filed in response to any such comments or as required by applicable Laws; (iii) have cleared by the staff of the SEC the Proxy Statement and the Schedule 13E-3; and (iv) to the extent required by applicable Laws, as promptly as reasonably practicable after the date the Proxy Statement is cleared by the SEC, prepare, file and distribute to the shareholders any supplement or amendment to the Proxy Statement or the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing, and mailing/distribution of the Proxy Statement and the Schedule 13E-3, and the resolution of comments from the SEC. Upon its receipt of any oral or written comments from the SEC or its staff or any request therefrom for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall as promptly as reasonably practicable notify Parent of the receipt of such comment and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent with a reasonable opportunity to review and comment on such document or response; and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

(b) If at any time prior to the Shareholders’ Meeting, any information is discovered by any Party which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and, to the extent required by applicable Laws, disseminate to the shareholders of the Company; provided, that prior to such filing, to the extent permitted by Laws, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Party and its Representatives a reasonable opportunity to comment thereon.

(c) Nothing in this Section 7.1 is intended to restrict or preclude the Board or the Special Committee from effecting a Change in Company Recommendation on the terms and subject to the condition set forth in this Agreement. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.2, with respect to any disclosure regarding a Change in Company Recommendation made in accordance with and not in violation of this Agreement, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon, or another filing by the Company with the SEC, with respect to such disclosure.

Section 7.2 Shareholders’ Meeting.

(a) Subject to the other provisions of this Agreement, the Company shall as promptly as reasonably practicable, (i) take all actions required under the Companies Act and its memorandum and articles of association to duly call, give notice of, convene and hold a meeting of its shareholders; and (ii) in no event later than fifteen (15) Business Days after the SEC confirms that it has no further comments on, is not reviewing or otherwise clears, the Schedule 13E-3 and the Proxy Statement, mail or cause to be mailed the Proxy Statement for the purpose of obtaining the Company Shareholder Approval (the “Shareholders’ Meeting”), with the date of the Shareholders’ Meeting (such meeting date being no later than forty (40) days after the date of mailing the Proxy Statement) and the record date for determining the holders of Shares who shall be entitled to give instructions for the exercise of the voting rights at the Shareholders’ Meeting (the “Record Date”) to be determined by the Company after good faith consultation with Parent. Subject to a Change in Company Recommendation in accordance with Section 6.2, (A) the Board shall recommend to the holders of Shares that they approve and adopt this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement; and (B) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and take all other actions necessary or advisable to secure the Company Shareholder Approval. Upon prior written request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a current basis prior to the date of the Shareholders’ Meeting, as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval. Subject to this Section 7.2, without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting. In the event that the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, unless Parent shall have otherwise approved in writing (such approval shall not be unreasonably withheld, conditioned and/or delayed), the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company may, and Parent may request in writing that the Company, adjourn or postpone the Shareholders’ Meeting, if and to the extent the Special Committee or Parent, as the case may be, determines in good faith (i) such adjournment or postponement is necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Laws is timely filed, and mailed or otherwise provided to the Company’s shareholders; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions to obtain the Company Shareholder Approval; or (iii) additional time is required to solicit proxies in favor of the adoption of this Agreement.

Section 7.3 Access to Information. During the Pre-Closing Period, upon reasonable prior written notice from Parent, the Company shall (and shall cause the respective Representatives of the Group Companies to): (a) provide Parent and its authorized Representatives reasonable access, in a manner not disruptive to the operations of the business of the Group Companies, during normal business hours and upon reasonable notice throughout the Pre-Closing Period, to the properties, books, records and other documents and information relating to the Group Companies as may be reasonably requested in writing; (b) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Group Companies as may reasonably be requested in writing; and (c) provide reasonable access to the Group Companies’ Representatives and personnel, to the extent such individuals are not Affiliates of Parent; provided, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated; (ii) violate applicable Laws, Order or the provisions of any Contract to which the Company or any of its Subsidiaries is a party; (iii) jeopardize any attorney-client privilege, work product doctrine or any other applicable legal privilege; or (iv) give a third party the right to terminate or accelerate its rights under a Contract entered into prior to the date of this Agreement. All information obtained by the Parties pursuant to this  Section 7.3 shall be kept confidential in accordance with the Confidentiality Agreements and Section 10.12. Notwithstanding the foregoing, any such investigation shall be conducted in such manner as not to unreasonably interfere with the business or operation of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

Section 7.4 Publicity. The initial press release by any Party with respect to the execution of this Agreement shall be reasonably acceptable to Parent and the Company. Neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Transactions without the prior written agreement of the other Party, except (a) as may be required by Laws or by any listing agreement with a national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other Party before making any such public announcements, (b) that the Company shall not be required to obtain the prior agreement of Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in Company Recommendation or any action taken by the Company, the Board or the Special Committee permitted under Section 6.2, and (c) subject to compliance with the Confidentiality Agreements and Section 6.2 of this Agreement, the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 7.4 shall terminate upon a Change in Company Recommendation.

Section 7.5 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time for a period of six (6) years, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Group Companies and any person who becomes a director or officer of Group Companies prior to the Effective Time (each, an “Indemnified Party”) against any and all cost or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Legal Proceeding, whether civil, criminal administrative or investigative to the fullest extent permitted by the Companies Act or any other applicable Law or provided under the memorandum and articles of association, any indemnification agreements and any other governing documents of the Group Companies in effect on the date hereof. In the event of any threatened or pending claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its Subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the Transactions and actions contemplated hereby), (i) the Surviving Company shall, and Parent shall cause the Surviving Company to, advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including reasonable attorney’s fees and disbursements) to be advanced within twenty (20) Business Days of receipt by Parent from the Indemnified Party of a request therefor; and (ii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing. If any claim for indemnification is asserted or made by any Indemnified Party pursuant to this Section 7.5, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards under the Companies Act, the memorandum and articles of association of the Surviving Company or any Subsidiary, other applicable Laws or any applicable indemnification agreement shall be made by independent legal counsel selected by such Indemnified Party that is reasonably acceptable to the Surviving Company. If any Proceeding is brought against any Indemnified Party in which indemnification could be sought by such Indemnified Party under this Section 7.5, (i) each Indemnified Party shall be entitled to retain his or her own counsel in connection with such Proceeding; and (ii) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment or advancement of any amounts by the Surviving Company under Section 7.5(a), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the Indemnified Party shall use commercially reasonable efforts to notify the Surviving Company promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt; and (ii) as soon as necessary after actual receipt to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. Unless (x) otherwise provided in any applicable agreement or document providing for indemnification to the contrary or (y) joint representation is inappropriate due to a conflict of interest between the Person seeking indemnification and the Surviving Company (or its applicable Subsidiary) or any other Person represented by the counsel that is proposed by the Surviving Company or such Subsidiary to conduct the defense of the Person seeking indemnification, the Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Proceeding and, at its option, assume the defense of such Proceeding in respect of which indemnification is sought under the applicable agreement or document. The Indemnified Person shall have the right to effectively participate in the defense and/or settlement of such Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Proceeding pursuant to this Section 7.5(b), neither the Surviving Company nor any of its Subsidiaries shall be liable to the Indemnified Party for any fees of counsel subsequently incurred by such Person with respect to the same Proceeding.

(c) The Surviving Company shall (and Parent shall cause the Surviving Company to) honor and fulfill in all respects the obligations of the Company under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time.

(d) From and after the Effective Time for a period of six (6) years, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect all provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) and in the memorandum and articles of association and other governing documents of the Company’s Subsidiaries regarding (i) elimination of liability of directors; (ii) indemnification of officers, directors and employees; and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(e) Prior to the Effective Time, the Company may, at its option, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period ending six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, that the maximum aggregate premium for such policies shall not be in excess of three hundred percent (300%) of the amount the Company paid for its D&O Insurance in its last full fiscal year; provided further, that if the premiums of such “tail” policy exceed such amount, the Company may, at its option, obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company does not obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6)-year period with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Parties than as provided in the Company’s existing policies as of the date hereof; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the amount per annum the Company paid for its D&O Insurance in its last full fiscal year; and provided further, that if the premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated, and Parent shall cause the Surviving Company, to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(f) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.5.

(g) The provisions of this Section 7.5 shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 and his or her heirs and Representatives, and are in addition to, and not in substitution for, any other rights that any such Person may have under the memorandum and articles of association or other governing documents of the Company or any of its Subsidiaries, under the Companies Act or any other applicable Law or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries or otherwise.

Section 7.6 Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (a) obtain the Financing on the terms and conditions described in the Equity Commitment Letter; (b) maintain in effect the Equity Commitment Letter until the Transactions are consummated; (c) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent or Merger Sub that are within its control, if any; (d) seek to enforce its rights under the Equity Commitment Letter; and (e) consummate the Financing at or prior to the Effective Time. Each of Parent and Merger Sub hereby acknowledges and agrees that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing and reaffirms its obligation to consummate the Transactions hereby on the terms and subject to the conditions set forth in this Agreement, irrespective and independent of the availability of the Financing.

Section 7.7 Support Agreement. Parent shall use its reasonable best efforts to consummate the transactions contemplated by the Support Agreement on the terms and conditions described in the Support Agreement, including using reasonable best efforts to (a) maintain in full force and effect the Support Agreement until the Transactions are consummated; (b) satisfy, or cause to be satisfied, on a timely basis all conditions applicable to Parent in the Support Agreement that are within its control, if any; and (c) cause the Rollover Shareholders to vote their Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, hold their respective Rollover Shares through the Effective Time, and receive no cash consideration for their Rollover Shares in the Merger. Parent shall promptly (and in any event within two (2) Business Days) notify the Company and the Special Committee of any termination of, material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Support Agreement.

Section 7.8 Reasonable Best Efforts

.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties and their respective Representatives shall use its reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; (ii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) any applicable federal or state securities Laws; and (B) any other applicable Law; provided, that the Company, on the one hand, and Parent, on the other hand, will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party and including the timing of the initial filings; (iii) furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions; (iv) execute and deliver any additional instruments necessary to consummate the Transactions; (v) keep the other Parties promptly (and in any event within three (3) days) informed in all material respects of any material communication received by such Party, or given by such Party, in connection with any proceeding by a private party, in each case relating to the Transactions; (vi) permit the other Parties to review any material communication (and considering the other Parties’ reasonable comments thereto) delivered to, and consulting with the other Parties in advance of any meeting or conference with, any private party in connection with any proceeding by a private party relating thereto, and giving the other Parties the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such private party); and (vii) avoid the entry of, or have vacated or terminated, any decree, Order, or judgment that would restrain, prevent or delay the consummation of the Transactions, including defending any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Each Party hereto shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Transactions.

Section 7.9 Antitakeover Statutes. If the restrictions of any Antitakeover Statutes are or may become applicable to any of the Transactions, each of the Company and Parent, and their respective board of directors, shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render the restrictions of such Antitakeover Statutes inapplicable to, or minimize, to the extent possible, the effects of such statute or regulation on the Transactions.

Section 7.10 Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take, or cause to be taken, all actions required, proper or advisable to cause the Shares and the Company Warrants, to the extent applicable, to be deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 7.11 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 7.12 Participation in Litigation. Prior to the Effective Time, (a) the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Legal Proceedings commenced or, to the Knowledge of such Party, threatened in writing against such Party and/or its directors which relate to this Agreement or the Transactions; and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any Legal Proceedings of shareholders (on their own behalf or on behalf of the Company) against the Company and/or its directors or Representatives relating to this Agreement or the Transactions at its own expense, and no such Legal Proceeding shall be settled or compromised without Parent’s prior written consent, which consent should not be unreasonably withheld, conditioned or delayed.

Section 7.13 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 7.14 No Amendment to Transaction Documents. Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause its respective Affiliates not to, (i) amend, modify, withdraw, waive or terminate any Transaction Documents or (ii) enter into or modify any other Contract relating to the Merger or Transactions, in each case in a manner that (x) would be inconsistent with the terms of any Transaction Document, or (y) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (A) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions, (B) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement, or (C) the Company’s exercise of its right to specific performance of the terms of any Transaction Document in its capacity as a third-party beneficiary.

Section 7.15 Actions Taken at Direction or Acquiescence of Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI or this Article VII hereof, if the alleged breach results from an action or inaction by the Company at the direction, acquiescence acting solely in their respective capacity as a director or officer of the Company, or approval of Parent, Merger Sub or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Board (acting at the direction of the Special Committee) or the Special Committee.

Section 7.16 ESOP Information. As soon as practicable following the date hereof (but in no event later than five (5) Business Days prior to the Closing Date, the Company shall make available to Parent accurate and complete information (a) with respect to each Company Option under the 2024 Plan that is outstanding immediately before the Closing Date: (i) the name of the Company Option recipient; (ii) the number of Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule and other vesting conditions (if any), vesting commencement date and vesting status of such Company Option; and (vi) the date on which such Company Option expires; and (b) with respect to each Company RSU under the 2024 Plan that is outstanding immediately before the Closing Date: (i) the name of the Company RSU recipient; (ii) the number of Shares subject to such Company RSU; (iii) the date on which such Company RSU was granted; and (iv) the vesting schedule and other vesting conditions (if any), the vesting commencement date and vesting status of such Company RSU.

Article VIII
CONDITIONS TO THE MERGER

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with applicable Laws and the memorandum and articles of association of the Company; and

(b) no Governmental Entity of any competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law or taken any other action which is then in effect (whether temporary, preliminary or permanent) and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 8.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Parent and Merger Sub, to the extent permitted by applicable Laws) of the following conditions:

(a) (i) other than the representations and warranties of the Company contained in Section 4.1 (Organization), Section 4.3(a) (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes) and Section 4.17 (Brokers or Finders), the representations and warranties of the Company contained in this Agreement, for the purpose of this clause (i) without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar standard or qualification set forth therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and correct as of such date or with respect to such period), except to the extent such failures to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 4.1 (Organization), Section 4.3(a) (Capitalization), Section 4.4(a) (Authorization), Section 4.10(b) (Absence of Certain Changes) and Section 4.17 (Brokers or Finders) shall be true and correct in all respects (except, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b) the Company shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c) no Company Material Adverse Effect shall have occurred and be continuing following the date of this Agreement; and

(d) the Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by a senior executive officer of the Company, certifying to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3 Additional Conditions to Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction (or waiver by Company) of the following conditions:

(a) the representations and warranties of each of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties of Parent or Merger Sub to be so true and correct, without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar standard or qualification set forth therein, would not individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed all obligations and complied with all covenants, in each case in all material respects, required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(c) each of Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, signed by a director of each of Parent and Merger Sub, as the case may be, certifying as to the satisfaction of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to comply with this Agreement.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned (except as otherwise provided below) only at any time prior to the Effective Time and only as follows:

(a) by the mutual written agreement of the Company (in accordance with Section 10.16) and Parent; or

(b) by either the Company (in accordance with Section 10.16) or Parent:

(1) if any Governmental Entity having competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order or other action shall have become final and non-appealable;

(2) if the Company Shareholder Approval shall not have been obtained at the Shareholders’ Meeting (after taking into account any adjournment, postponement, or recess thereof); or

(3) if the Merger shall not have occurred by the date falling nine (9) months from the date of this Agreement (the “Termination Date”);

provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose breach of, or failure to fulfill (or, in the case of Parent, any such breach or failure by Parent or Merger Sub), any of its obligations under this Agreement in any manner has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied;

(c) by the Company (in accordance with Section 10.16),

(1) if a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach or failure has given rise to the failure of a condition set forth in Section 8.1 or Section 8.3 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following the receipt by Parent or Merger Sub of written notice from the Company of such breach or failure stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(c)(1) (or such shorter period of time that remains between the date the Company provides written notice of such breach or failure and the Termination Date); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(1) if it is then in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(2) if, prior to obtaining the Company Shareholder Approval, the Board or the Special Committee (in accordance with Section 10.16) shall have determined to make a Change in Company Recommendation in respect of a Superior Proposal and terminate this Agreement in accordance with Section 6.2(f)(2); provided, that substantially concurrently with or immediately after the termination of this Agreement by the Company pursuant to this Section 9.1(c)(2), the Company enters into definitive binding transaction documents with respect to the relevant Superior Proposal and the Company pays to Parent the Company Termination Fee in immediately available funds; provided further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c)(2) unless the Company has complied with the requirements of Section 6.2 with respect to such Superior Proposal (other than immaterial non-compliance that does not adversely affect Parent and Merger Sub). Any purported termination pursuant to this Section 9.1(c)(2) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in full in accordance with this Section 9.1(c)(2) and Section 9.3(a); or

(3) if (i) all the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing) have been satisfied or waived; (ii) the Company has irrevocably confirmed in writing to Parent that (A) all the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.3; and (B) the Company is ready, willing and able to consummate the Closing; and (iii) Parent and Merger Sub fail to consummate the Closing within ten (10) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2.

(d) by Parent,

(1) if a breach or failure of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and such breach or failure would not be capable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following the receipt by the Company of written notice from Parent of such breach or failure of condition stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(d)(1) (or such shorter period of the time that remains between the date Parent provides written notice of such breach or failure and the Termination Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(1) if either Parent or Merger Sub is in material breach of this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(2) if the Board or the Special Committee (in accordance with Section 10.16) shall have effected a Change in Company Recommendation.

Section 9.2 Effect of Termination. (a)The Party terminating this Agreement pursuant to Section 9.1(b), Section 9.1(c) or Section 9.1(d), as the case may be, shall give written notice of such termination to the other Party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto; provided, that (a) the terms of Article IX and Article X shall survive any termination of this Agreement; and (b) subject to Section 9.3(d), no Party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement prior to such termination or fraud.

Section 9.3 Fees Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent or one or more of its designees an amount in cash equal to US$550,000 (the “Company Termination Fee”) as directed by Parent by wire transfer of same day funds if this Agreement is terminated by (i) Parent pursuant to Section 9.1(d)(1) or Section 9.1(d)(2); (ii) the Company pursuant to Section 9.1(c)(2); or (iii) the Company or Parent pursuant to Section 9.1(b)(2) or Section 9.1(b)(3); if in the case of this sub-clause (iii), at the time of such termination, a Competing Proposal shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not publicly and unconditionally withdrawn prior to the earlier of the termination of this Agreement or the Shareholders’ Meeting, and within twelve (12) months after such termination the Company or any of its Subsidiaries enters into a definitive agreement in connection with the same Competing Proposal referred to above that was later consummated or consummates such Competing Proposal, provided that, for purposes of this Section 9.3(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to 50%. Such payment shall be made: (A) in the case of termination pursuant to sub-clauses (i) or (ii) above, as promptly as possible following such termination; and (B) in the case of termination pursuant to sub-clause (iii) above, as promptly as possible following the consummation of the Competing Transaction mentioned in sub-clause (iii) above; it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b) Parent shall pay, or cause to be paid, to the Company or one or more of its designees an amount in cash equal to US$1,100,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 9.1(c)(1) or Section 9.1(c)(3), such payment to be made by wire transfer of same day funds as promptly as possible following such termination; it being agreed that in no event shall the Parent be required to pay the Parent Termination Fee more than once.

(c) The Company, Parent and Merger Sub acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; and (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(a) or Section 9.3(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In the event that the Company shall fail to pay the Company Termination Fee or that Parent shall fail to pay the Parent Termination Fee, when due and in accordance with this Agreement, and, in order to obtain such payment, the Company or Parent, as the case may be, shall reimburse the other Party for all reasonable costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Notwithstanding anything to the contrary in this Agreement, Parent’s right to (i) terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.3(a), and (ii) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group, other than an order of specific performance pursuant to Section 10.10, against any member of the Company Related Parties for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.10, neither the Company nor any member of the Group Companies shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 9.3(a) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any of them, any monetary damages from an Group Companies in connection with this Agreement or any of the Transactions, other than from the Company to the extent provided in Section 9.3(a) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Group Companies.

(e) Notwithstanding anything to the contrary in this Agreement, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.3(b), and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), and (ii) receive reimbursement and interest pursuant to Section 9.3(c), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Related Parties, other than an order of specific performance pursuant to Section 10.10, against any member of the Parent Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated. For the avoidance of doubt, other than an order of specific performance pursuant to Section 10.10, neither the Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions, other than the payment of the Parent Termination Fee pursuant to Section 9.3(b) and reimbursement and interest pursuant to Section 9.3(c), and in no event shall any member of the Company Related Parties seek, or permit to be sought, on behalf of any of them, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than from Parent to the extent provided in Section 9.3(b) and Section 9.3(c), or the Rollover Shareholders, the Sponsor or the Guarantor to the extent provided in the Buyer Group Contracts. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

Article X
MISCELLANEOUS

Section 10.1 Amendment and Modification. Subject to applicable Laws, this Agreement may be amended, modified and supplemented by written agreement of the Parties, by action taken by or on behalf of their respective board of directors (or individuals holding similar positions) with the Company acting solely through the Special Committee; provided, that following receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that by Laws otherwise would require further approval or authorization by the shareholders of the Company without such further approval or authorization.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail; (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (c) on the earlier of confirmed receipt or the second (2nd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.2):

(a)	if to Parent or Merger Sub:

Oceanpine Skyline Inc.
Address: 21F, China Century Tower
No. 9 Xiaoyunli South St
Beijing 100026, China
E-mail: nansd@oceanpine.com
Attention: Nan Shaodeng

with a copy (which shall not constitute notice) to:
White & Case LLP
19th Floor, Tower 1 of China Central Place
81 Jianguo Lu
Chao Yang District
Beijing 100025
People’s Republic of China
Attention: Alan Bao, Esq.
Email: alan.bao@whitecase.com

(b)	if to the Company, to:

LakeShore Biopharma Co., Ltd
Room 401, 4th Floor, Building 2
No. 38 Yongda Road, Daxing Biomedical Industrial Base
Zhongguancun Science Park, Daxing District

Beijing, China
Attention: Qiuzhu (Kira) Tang
Email: qiuzhu.tang@lakeshorebio.com

With a copy to (which shall not constitute notice):
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road,
Chaoyang District, Beijing 100025
People’s Republic of China
Attention: Qi Yue, Esq.
Email: qyue@gibsondunn.com

(c)	if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road,
Chaoyang District, Beijing 100025
People’s Republic of China
Attention: Qi Yue, Esq.
Email: qyue@gibsondunn.com

Section 10.3 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 10.4 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 10.5 Entire Agreement. This Agreement, the Confidentiality Agreements and the other Transaction Documents constitute the entire agreement with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 10.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) as provided in Section 7.5, Section 9.3(d) or Section 9.3(e) (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); and (b) with respect to the Company’s shareholders and only after the Effective Time, for the provisions setting forth the right of the shareholders to receive the Merger Consideration in Article III. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other Parties. Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 10.7   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.8   Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New York applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company; (c) the cancellation of the Shares and the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares; (d) the fiduciary or other duties of the Board and the directors of Parent and Merger Sub; (e) the general rights of the respective shareholders of the Company, Parent and Merger Sub; and (f) the internal corporate affairs of the Company, Parent and Merger Sub.

Section 10.9   Disputes.

(a) Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.8, any Legal Proceeding arising out of or in any way relating to this Agreement or the subject matter hereunder (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 10.9 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.9, any Party hereto may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

(b) Each Party hereto hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no Representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.9(b).

(c) Subject to the rights and remedies of the Parties otherwise provided herein in the case of a breach by the other Party, each Party agrees that the prevailing Party shall be entitled to reimbursement of all reasonable and documented costs and expenses, including all reasonable and documented attorney’s fees, in connection with any Legal Proceeding arising out of or relating to a fraud or a willful breach of this Agreement on the part of the other Party; provided, that Section 9.3 shall apply in lieu of this Section 10.9(c) in any circumstance where the Company Termination Fee or Parent Termination Fee, as the case may be, is paid or payable.

Section 10.10 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.1, this being in addition to any other remedy to which they are entitled under this Agreement.

(b) The provisions set forth in Section 9.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and the right of specific enforcement is an integral part of the Transactions contemplated by this Agreement and without that right, none of the Company, Parent, or Merger Sub would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction. Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, the remedies available to each Party shall be in addition to any other remedy to which they are entitled to at law or in equity; provided that once the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, plus reimbursement and interest pursuant to Section 9.3(c), if any, any other remedies shall not be available against the Party making such payment and, if such Party is the Company, against any other member of the Company Related Parties, or if such Party is Parent or Merger Sub, against any other member of the Parent Group.

Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parities without the prior written consent of the other Parties, except that prior to the Effective Time, Parent and Merger Sub may assign all or any of their rights and obligations to any direct wholly owned Subsidiary of Parent; provided, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations, and any assignment in violation of this sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.

Section 10.12 Confidentiality. The confidentiality obligations of the Confidentiality Agreements shall continue in full force and effect until the earlier of the Effective Time or the termination of the Confidentiality Agreements in accordance with their respective terms.

Section 10.13 Expenses. Subject to Section 9.3, all costs and expenses incurred in connection with the Transactions, the Transaction Documents and the consummation of the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Transactions are consummated.

Section 10.14 Headings. Headings of the articles, sections, clauses and sub-clauses of this Agreement and the table of contents, annexes, schedules and/or exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.15 Waivers. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party or Parties entitled to the benefits thereof only by a written instrument signed by the Party expressly granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.16 Special Committee Approval. Subject to the requirements of applicable Laws, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of, the Special Committee. The Special Committee, and only the Special Committee, may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

LAKESHORE BIOPHARMA CO., LTD

By:	/s/ Jutao (Adam) Zhao
	Name:	Jutao (Adam) Zhao
	Title:	Chairperson of the Special
Committee of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers or directors thereunto duly authorized as of the date first written above.

Oceanpine Skyline Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

Oceanpine Merger Sub Inc.

By:	/s/ NAN Shaodeng
	Name:	NAN Shaodeng
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

Annex A

Plan of Merger

DATED ____________________

lakeshore biopharma co., ltd

and

OCEANPINE MERGER SUB INC.

PLAN OF MERGER

THIS PLAN OF MERGER is made on ___________________

BETWEEN

LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands having its registered office at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors and shareholders of the Company and the Merging Company have approved the merger of the Constituent Companies, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the agreement and plan of merger dated November 4, 2025 among Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), the Company and the Merging Company (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) and this Plan of Merger pursuant to provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”).

(B)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1	Definitions and Interpretation

1.1	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annex 1 hereto.

2	Plan of Merger

2.1	Constituent Company Details

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Company, which shall continue to be named LakeShore Biopharma Co., Ltd.

(c)	The registered office of the Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of the Merging Company is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Following the Effective Time (as defined below), the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be [US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each].

Annex A-1

2.2	Effective Time

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Amended and Restated Memorandum and Articles of Association (as defined below).

(c)	At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed at Annex 2 hereto (the “Amended and Restated Memorandum and Articles of Association”).

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company upon the Merger becoming effective are as follows:

NAME	ADDRESS
[●]	[●]

(b)	[There are no amounts or benefits which are or shall be paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.]

2.5	Secured Creditors

(a)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

2.6	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and the Merging Company shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as each of the Company and the Merging Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Company and the Merging Company.

Annex A-2

3	Variation

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Company and the Merging Company in accordance with Section 235(1) of the Companies Act to:

(a)	change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or (save as otherwise provided in the Merger Agreement) later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Merging Company to effect in their discretion.

4	Termination

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Company and the Merging Company in accordance with the terms of the Merger Agreement.

5	approvals

5.1	This Plan of Merger has been approved by the board of directors of both of the Constituent Companies pursuant to section 233(3) of the Companies Act.

5.2	This Plan of Merger has been authorised by the shareholders of both of the Constituent Companies pursuant to section 233(6) of the Companies Act.

6	Counterparts

6.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

7	Governing Law

7.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the Laws of the Cayman Islands.

7.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

Annex A-3

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of lakeshore	)
biopharma co., ltd:	)
	)	Duly Authorised Signatory
)
	)	Name:	Jutao (Adam) Zhao
)
	)	Title:	Chairperson of the Special Committee of the Board of Directors

SIGNED for and on behalf of Oceanpine Merger Sub Inc.:	)
)
	)	Duly Authorised Signatory
)
	)	Name:	NAN Shaodeng
)
	)	Title:	Director

Annex A-4

Annex 1

Merger Agreement

Annex A-5

ANNEX 2

AMENDEDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

Annex A-6

Annex B

PLAN OF MERGER

DATED ____________________

lakeshore biopharma co., ltd

and

OCEANPINE MERGER SUB INC.

PLAN OF MERGER

THIS PLAN OF MERGER is made on ___________________

BETWEEN

LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and formerly known as YishengBio Co., Ltd and YS Biopharma Co., Ltd. having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands having its registered office at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors and shareholders of the Company and the Merging Company have approved the merger of the Constituent Companies, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the agreement and plan of merger dated November 4, 2025 among Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), the Company and the Merging Company (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) and this Plan of Merger pursuant to provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”).

(B)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1	Definitions and Interpretation

1.1	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annex 1 hereto.

2	Plan of Merger

2.1	Constituent Company Details

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Company, which shall continue to be named LakeShore Biopharma Co., Ltd.

(c)	The registered office of the Company is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of the Merging Company is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Following the Effective Time (as defined below), the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time (as defined below), the authorised share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be [US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each].

2.2	Effective Time

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Amended and Restated Memorandum and Articles of Association (as defined below).

(c)	At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed at Annex 2 hereto (the “Amended and Restated Memorandum and Articles of Association”).

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company upon the Merger becoming effective are as follows:

NAME	ADDRESS
[●]	[●]

(b)	[There are no amounts or benefits which are or shall be paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.]

2.5	Secured Creditors

(a)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, or which will be outstanding at the Effective Time.

2.6	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and the Merging Company shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as each of the Company and the Merging Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Company and the Merging Company.

3	Variation

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Company and the Merging Company in accordance with Section 235(1) of the Companies Act to:

(a)	change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or (save as otherwise provided in the Merger Agreement) later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Merging Company to effect in their discretion.

4	Termination

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Company and the Merging Company in accordance with the terms of the Merger Agreement.

5	approvals

5.1	This Plan of Merger has been approved by the board of directors of both of the Constituent Companies pursuant to section 233(3) of the Companies Act.

5.2	This Plan of Merger has been authorised by the shareholders of both of the Constituent Companies pursuant to section 233(6) of the Companies Act.

6	Counterparts

6.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

7	Governing Law

7.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the Laws of the Cayman Islands.

7.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of lakeshore	)
biopharma co., ltd:	)
	)	Duly Authorised Signatory
)
	)	Name:	Jutao (Adam) Zhao
	)	Title:	Chairperson of the Special Committee of the Board of Directors

SIGNED for and on behalf of Oceanpine	)
Merger Sub Inc.:	)
	)	Duly Authorised Signatory
)
	)	Name:	NAN Shaodeng
	)	Title:	Director

Annex 1

Merger Agreement

ANNEX 2

AMENDEDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

Annex C

FAIRNESS OPINION

Confidential Special Committee of the Board of Directors LakeShore Biopharma Co., Ltd Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park Daxing District, Beijing, PRC, 102629	November 4, 2025

Ladies and Gentlemen:

LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (this “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of ordinary shares, par value US$0.0002 per share, of the Company (each, a “Share” or, collectively, “Shares”), other than the Excluded Shares and the Dissenting Shares (each as defined below), of the Per Share Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares other than in its capacity as a holder of Shares).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), the latest draft of which Duff & Phelps has reviewed is dated October 31, 2025. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent as a result of the merger. In connection with such merger, among other things, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive US$0.90 in cash per Share without interest (the “Per Share Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

For purposes of this Opinion, (i) “Excluded Shares” shall mean collectively, (a) the Rollover Shares, (b) Shares held by any of Parent, Merger Sub and any of their respective Affiliates, (c) Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury, and (d) Shares held by holders who prior to the Closing agree with Parent not to receive any Merger Consideration with respect to such Shares; and (ii) “Dissenting Shares”, “Effective Time”, “Rollover Shares”, “Affiliates”, “Subsidiary”, “Closing” and “Merger Consideration” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission for the years ended March 31, 2023 through March 31, 2025;

b.	Certain unaudited and segment financial information for the Company for the years ended March 31, 2023 through March 31, 2025 and the five months ended August 31, 2024 and August 31, 2025, provided to Duff & Phelps by the management of the Company and which the management of the Company identified as being the most current financial statements available;

c.	A detailed financial projection model for the Company for the years ending March 31, 2026 through March 31, 2033, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

e.	A letter dated November 3, 2025 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

f.	A draft of the Merger Agreement dated October 31, 2025;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

4.	Reviewed the historical trading price and trading volume of the Shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the consent of the Company and the Special Committee:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken, and did not independently verify such information;

3.	Assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections, including, without limitation, the Management Projections, or the underlying assumptions thereof;

4.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares (or anything else) prior to or after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction; and (iv) does not indicate that the Per Share Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated September 9, 2025 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as a financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of its Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps and to indemnify Duff & Phelps for certain liabilities. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) in the Proposed Transaction is fair, from a financial point of view, to such holders of Shares (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares other than in its capacity as a holder of Shares).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps Opinions Practice

Kroll, LLC

Annex D

CAYMAN ISLANDS COMPANIES ACT CAP. 22

(LAW 3 OF 1961, AS CONSOLIDATED AND REVISED)—SECTION 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4)	Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating—

(a)	that person’s name and address;

(b)	the number and classes of shares in respect of which that person dissents; and

(c)	a demand for payment of the fair value of that person’s shares.

(6)	A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7)	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8)	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9)	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires—

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)	The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1.	Directors and Executive Officers of the Company

The name, present principal employment and citizenship of each director and executive officer of the Company are set forth below. The business address of our directors and executive officers is Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC.

Name	Present Principal Employment	Citizenship
Yue (Pierson) Pan	Director and Chairperson of the Board	People’s Republic of China
Xu Wang	Director and Chief Executive Officer	People’s Republic of China
Dr. Hui (David) Shao	Director, President, Chief Business Officer and Vice Chairman of the Board	United States
Rui (Rachel) Yu	Director and Chief Financial Officer	United States
Jutao (Adam) Zhao	Director	People’s Republic of China
Linnan (Thomas) Xue	Director	People’s Republic of China
Chunyang Shao	Director	People’s Republic of China
Dr. Yuan Liu	Head of Vaccine Research	People’s Republic of China
Zhiyuan Ran	Head of Marketing and Sales	People’s Republic of China
Dr. Honggang Teng	Head of Production and Quality Management	People’s Republic of China

Mr. Yue (Pierson) Pan has served as our director and chairperson of the board of directors since May 2025. He served as a member of the Board from February 2024 to May 2024. Mr. Pan is a senior executive with nearly 20 years of senior management experience and a strong track record of business success. He currently serves as the Deputy President and previously served as the Vice President at Monument Pacific Development Corp. since 2018, in charge of both its healthcare investment and real estate development business in California, the U.S. Prior to that, Mr. Pan worked as the Vice President of Business Development at Propriis, a real estate development company, from 2012 to 2018. From 2004 to 2011, he served as the General Manager of the African Market Division at China Civil Engineering Construction Company, a Fortune Global 500 enterprise. Mr. Pan holds an MBA from the University of California, Berkeley’s Hass School of Business and a bachelor’s degree in business administration from Shanghai University.

Mr. Xu Wang has served as our chief operation officer from June 2024 to September 2024 and as our director and chief executive officer since September 2024. Mr. Wang has over twenty years of senior management and strong operational experience from a number of major pharmaceutical manufacturers, including GSK, Takeda, and others. Mr. Wang has served as the general manager at Xiamen Innovax Biotech Co., Ltd., where he led the production capacity expansion of HPV vaccine, since 2021. Prior to that, Mr. Wang worked at Takeda Pharmaceuticals from 2012 to 2020, where he managed its commercial-scale facilities in Guangzhou China and Singen Germany. From 2001 to 2012, Mr. Wang worked at Shanghai GSK Biologics. Mr. Wang was recognized as a Fujian Province Class A Talent and was a NMPA GMP Instructor. Mr. Wang obtained his Master of Science in Microbiology and a Bachelor of Science degree in Microbiology from Fudan University in 1998 and 1995, respectively.

Dr. Hui (David) Shao has served as our director and chief executive officer since December 2020 and is currently serving as our director, president, chief business officer and vice chairman of the board. Dr. Shao served as the director, president and chief executive officer of Yisheng Biopharma from February 2018 to December 2020, and prior to that, as the chief financial officer and global business head of the same company since October 2010. Dr. Shao served as the senior vice president of finance and then the chief financial officer of Aoxing Pharmaceutical Company, Inc. from January 2007 to October 2010, where he was responsible for preparing financial statements in accordance with GAAP and SEC rules and regulations. From 2005 to 2007, Dr. Shao was a senior biotechnology analyst at Kamunting Street Capital Management in New York. From 2003 to 2005, Dr. Shao was a healthcare analyst at Mehta Partners in New York. Prior to that, Dr. Shao had spent five years as a principal scientist at Roche Pharmaceuticals, USA. Dr. Shao received his bachelor’s degree in chemistry from University of Science & Technology of China in 1991, his Ph.D. degree in bioorganic chemistry from University of California, San Diego in 1996, and an M.B.A. degree in finance and accounting from Stern School of Business, New York University in 2003. Dr. Shao is a chartered financial analyst (CFA) and AICPA holder in the State of Washington, the United States.

Ms. Rui (Rachel) Yu has served as our director since December 2023 and our interim chief financial officer from June 2024 to September 2024 and has served as our chief financial officer since September 2024. Ms. Yu is a partner at Oceanpine Capital’s healthcare practice since May 2021, where she is responsible for formulating the overall investment strategies in the healthcare sector and taking day-to-day principal leadership responsibility in financial and operational management of financial team, investment team and portfolio companies. Prior to that, she was a partner at China Renaissance Group, where she worked from 2014 to 2021 and took the principal responsibility in deal sourcing, and conducting due diligence on investment targets, including financial and operational data, financial models and valuation and compliance. From 2012 to 2014, Ms. Yu served as vice president/head of China healthcare research at Gerson Lehman Group. Prior to that, Ms. Yu worked as an equity analyst at Maxim Group, Rodman & Renshaw, and Deutsche Bank Securities. Ms. Yu received her BSc from Guangdong Pharmaceutical University, her MSc from The University of Missouri School of Medicine, and her MBA from the University of Chicago Booth School of Business with concentrations in finance, accounting and entrepreneurship.

Mr. Adam Zhao has served as our director since May 2024. Mr. Zhao is an experienced finance professional with extensive experience in capital markets, corporate finance, and strategic governance. He currently holds positions as an independent director at Zhangmen Education (NYSE: ZME) and Cloopen Group (NYSE: RAAS), focusing on enhancing corporate governance and maintaining compliance with audit standards. From 2015 to 2021, Mr. Zhao served as the CFO and Corporate Secretary at PapayaMobile in Beijing, where he was instrumental in their U.S. IPO process and managed significant financing rounds that shaped the company’s growth. His previous roles include serving as an independent director at Jumei International and eLong, where he was involved in financial oversight and corporate governance, contributing to successful privatization processes. Mr. Zhao holds an MBA with a focus on Finance and Accounting from the University of Illinois at Chicago and a bachelor’s degree in Economics from Beijing International Studies University. He is a Chartered Financial Analyst (CFA).

Mr. Thomas Xue has served as our director since May 2024. Mr. Xue has served as the chief executive officer of McKindy Group since February 2023, taking charge of strategic planning, operations, and financial management. Mr. Xue also holds the position of Independent Director and Chairman of the Audit Committee at Techstar (HK: 7855). Mr. Xue also served as CFO at Deepwise Co., Ltd., where he managed the company’s financial strategies and operations from April 2021 to February 2023. He has held leadership roles in notable companies, including as Vice Chairman and Global Partner at Fosun Hive Group, and CFO and Global Partner at Fosun Group (HK: 00656). His career also includes significant tenures at AEI – Huatong Energy, KPMG, and Briggs & Stratton, focusing on risk management and audit services. Mr. Xue received his master’s degree in economics from Boston University in 2001, and a bachelor’s degree from Renmin University of China in 1997. He has been a member of American Institute of Certified Public Accountants since February 2002 and a member of American Institute of Internal Control since November 2006.

Mr. Chunyang Shao has served as our director since May 2024. Mr. Shao is a partner at the law firm JunHe LLP and currently practices at its Shanghai office as the managing partner. Mr. Shao specializes in corporate, foreign investment, real estate, mergers and acquisitions (“M&A”), securities, infrastructure and project finance. Mr. Shao joined JunHe in April 2002 and has since represented various multinational corporations and investment funds on their investments and M&As in China. From 1995 to 2001, Mr. Shao worked in the London, Hong Kong and mainland China offices of major international law firms, including Simmons & Simmons (as Chinese legal counsel) and Sidley Austin (as a senior legal consultant), involved extensively in foreign direct investment, securities (including B-share, H-share, and red chip listing on the stock exchange in mainland China, Hong Kong, London and the U.S.), venture capital, project finance and real estate matters and representing a number of well-known multinational companies. Mr. Shao obtained his Bachelor and Master of Laws from East China University of Political Science and Law in 1987 and 2002, respectively.

Dr. Yuan Liu has served as our head of vaccine research since January 2019. She is responsible for the R&D of vaccine adjuvant, including PIKA hepatitis B vaccine, human PIKA rabies vaccine and new adjuvant-based tumor vaccine under development. Dr. Liu also served as the project leader of R&D department of YS Group Xingye from July 2014 to January 2019 and subsequently has served as the vice president of research department of YS Group Xingye since January 2019. Dr. Liu has focused on the research of vaccine adjuvants for over 10 years. In 2016, she won the sponsorship of young backbone individual project by Beijing outstanding talent training fund. Dr. Liu received her Ph.D. degree in University of Chinese Academy of Sciences in July 2014. She received her bachelor’s degree in Sun Yat-sen University in July 2008.

Ms. Zhiyuan Ran joined the company in January 2020 and has served as the Head of Marketing and Sales since November 2024, assuming full responsibility for the strategic planning and operational management of the marketing and sales department. Prior to joining the company, Ms. Ran held positions at renowned domestic and international pharmaceutical enterprises, including Sanofi, GlaxoSmithKline, and Watson Biologics, where she specialized in the promotion of various vaccines such as rabies vaccine, influenza vaccine, hepatitis A vaccine, hepatitis B (adult formulation) vaccine, Hib vaccine, and others. Leveraging her extensive expertise in vaccine products and years of experience in sales and marketing, Ms. Ran spearheaded the development of the company’s omni-channel market strategy and the optimization of business processes by focusing on the construction of a robust marketing system and driving business growth. Ms. Ran earned her Master’s degree in Public Health from the Chinese Center for Disease Control and Prevention in 2016 and her Bachelor’s degree in Microbial Pharmacy from Shenyang Pharmaceutical University in 2002.

Dr. Honggang Teng has served as the general manager and head of production and quality management of Liaoning Yisheng since March 2024. Dr. Teng has over 20 years of R&D and manufacturing experience in monoclonal antibody, HAV and HBV vaccines, HPV vaccine, rabies vaccine and HIV/AIDS DNA vaccine programs. Prior to that, he served as the vice president of Jiangsu JDK Biotechnology Company Limited, responsible for overseeing manufacturing, research and development functions of the company. He served as the vice president of Liaoning Yisheng from August 2016 to March 2022 and head of production and quality management of Liaoning Yisheng from August 2016 to November 2018. Prior to joining us, Dr. Teng served as the production director in Chuangchun Zhuoyi Biological Co., Ltd from January 2012 to June 2015. From June 2007 to June 2009, he served as the general manager assistant and vice general manager in Yatai Bio-Pharmaceuticals Co., Ltd.

2.	Directors and Executive Officers of Parent

The following table sets forth the information regarding the director of Parent as of the date of this proxy statement. The business address of the director is 21F, China Century Tower, No. 9 Xiaoyunli South St, Beijing 100026, China. As of the date of this proxy statement, Parent does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
NAN Shaodeng	Director	People’s Republic of China

3.	Directors and Executive Officers of Merger Sub

The following table sets forth the information regarding the director of Merger Sub as of the date of this proxy statement. The business address of the director is 21F, China Century Tower, No. 9 Xiaoyunli South St, Beijing 100026, China. As of the date of this proxy statement, Merger Sub does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
NAN Shaodeng	Director	People’s Republic of China

4.	Directors and Executive Officers of Oceanpine Capital Inc.

The following table sets forth the information regarding the directors of Oceanpine Capital Inc. as of the date of this proxy statement. The business address of each of the following individuals is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. As of the date of this proxy statement, Oceanpine Capital Inc. does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
Jiayu Yang	Director	People’s Republic of China
Xuguang Xue	Director	People’s Republic of China

5.	Directors and Executive Officers of Oceanpine Investment Fund II LP

As of the date of this proxy statement, Oceanpine Investment Fund II LP does not have any directors or executive officers.

6.	Directors and Executive Officers of Oceanpine Growth (Cayman) Limited

The following table sets forth the information regarding the directors of Oceanpine Growth (Cayman) Limited as of the date of this proxy statement. The business address of each of the following individuals is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong. As of the date of this proxy statement, Oceanpine Growth (Cayman) Limited does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
Dave Liguang Chenn	Director	United States
Dongjun Ma	Director	Hong Kong
Yun Liu	Director	Hong Kong

6.	Directors and Executive Officers of Crystal Peak Holdings Inc.

The following table sets forth the information regarding the directors of Crystal Holdings Inc. as of the date of this proxy statement. The business address of each of the following individuals is c/o 3877 El Camino Real, Ste 201, Palo Alto CA 94306. As of the date of this proxy statement, Crystal Holdings Inc. does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
Huaqin Xue	Director	Hong Kong
Tianying Yao	Director	People’s Republic of China

7.	Directors and Executive Officers of Crystal Peak Investment Inc.

The following table sets forth the information regarding the directors of Crystal Peak Investment Inc. as of the date of this proxy statement. The business address of each of the following individuals is c/o 3877 El Camino Real, Ste 201, Palo Alto CA 94306. As of the date of this proxy statement, Crystal Peak Investment Inc. does not have any executive officer.

Name	Present Principal Occupation or Employment	Citizenship
Huaqin Xue	Director	Hong Kong
Tianying Yao	Director	People’s Republic of China

Annex F

FORM OF PROXY CARD

LAKESHORE BIOPHARMA CO., LTD

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held virtually on                at       am (Beijing time)
(or any adjournment(s) or postponement(s) thereof)

I/We              of                                                                                                                                                                                                  , the undersigned, being the registered holder(s) of                            ordinary shares, par value of US$0.0002 per share, of LakeShore Biopharma Co., Ltd (the “Company”) hereby appoint the Chairperson of the Extraordinary General Meeting (Note [i]) or              of      as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (the “EGM”) (or at any adjournment(s) or postponement(s) thereof), and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

FOR(Note 2)	AGAINST(Note 2)	ABSTAIN(Note 2)

AS A SPECIAL RESOLUTION,

that the Agreement and Plan of Merger, dated as of November 4, 2025 (the “Merger Agreement”), among the Company, Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be executed and filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the Merger (the “Effective Time”), in the form attached as Annex 2 to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company.

F-1

AS A SPECIAL RESOLUTION,

that each member of a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors of the Company (the “Special Committee”) be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A.

IF NECESSARY, AS AN ORDINARY RESOLUTION,

that the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions to be proposed at the extraordinary general meeting.

Dated , 202	Signature(s)(Note 3)______________

1	If any proxy other than the Chairperson is preferred, strike out the words “THE CHAIRPERSON OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

2	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN,” OR INDICATE YOUR VOTING PREFERENCE BY INSERTING THE NUMBER OF SHARES TO BE VOTED FOR OR AGAINST OR TO ABSTAIN, THE BOXES ABOVE IN RESPECT OF EACH RESOLUTION. FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS OR HER VOTES AT HIS OR HER DISCRETION.

3	This proxy form must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, must be executed under the hand of an officer or duly authorized attorney to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

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